Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-254255

The information in this preliminary prospectus supplement is not complete and may be changed. Neither this preliminary prospectus supplement nor the accompanying prospectus is an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 4, 2021

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED MARCH 31, 2021

New Issue	May 4, 2021

IM CANNABIS CORP.

US$[•]

[•] Common Shares

[•] Warrants

This prospectus supplement (the "Prospectus Supplement"), together with the short form base shelf prospectus dated March 31, 2021 (the "Base Shelf Prospectus" and together with the Prospectus Supplement, the "Prospectus") qualifies the distribution of [•] common shares (the "Offered Shares") of IM Cannabis Corp. (the "Company", "IMCC", "we", "us" or "our"), to certain purchasers (the "Purchasers"), at a price of US$[•] per Offered Share (the "Offering Price"). The Company has also agreed to issue to the Purchasers, for no additional consideration, [•] common share purchase warrant (a "Warrant") for each Offered Share purchased by the Purchasers, and this Prospectus Supplement also qualifies the distribution of [•] Warrants to the Purchasers. Each Warrant will entitle the holder to purchase one common share of the Company (a "Warrant Share") at a price of US$[•] per Warrant Share at any time following issuance until the date that is [•] years after the Closing Date (as defined below). See "Description of Securities". The Offered Shares and the Warrants are collectively referred to in this Prospectus Supplement as the "Offered Securities" and the issuance and sale of the Offered Securities to the Purchasers is referred to in this Prospectus Supplement as the "Offering".

This Prospectus Supplement also qualifies the grant of the Over-Allotment Option (as defined below) and the distribution of (i) up to [•] Over-Allotment Shares (as defined below); (ii) up to [•] Over-Allotment Warrants (as defined below); and (iii) [•] Warrant Shares, [•] Agent Warrant Shares (as defined below) and [•] Over-Allotment Warrant Shares (as defined below) issuable from time to time on exercise of the Warrants, Agent Warrants (as defined below) and Over-Allotment Warrants (as defined below) issuable under this Prospectus Supplement, and such indeterminate number of additional Warrant Shares, Agent Warrant Shares and Over-Allotment Warrant Shares that may be issuable by reason of the anti-dilution provisions forming part of the terms and conditions of the Warrants, Agent Warrants and Over-Allotment Warrants.

We are permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in United States and Canada ("MJDS"), to prepare this Prospectus Supplement and the accompanying Base Shelf Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. IMCC has prepared its consolidated financial statements, incorporated herein by reference, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). As a result, they may not be comparable to financial statements of United States companies.

You should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. You should read the sections of this Prospectus Supplement entitled "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations" and "Risk Factors" in this Prospectus Supplement, the accompanying Base Shelf Prospectus, and the documents incorporated by reference herein.

The common shares of the Company (each, a "Common Share") are listed and posted for trading under the symbol "IMCC" on the Canadian Securities Exchange (the "CSE") and on the Nasdaq Capital Market (the "Nasdaq"). The Company's issued and outstanding Common Share purchase warrants expiring October 11, 2021 (the "Listed Warrants") are listed and posted for trading under the symbol "IMCC.WT" on the CSE. On May 3, 2021, the last full trading day prior to the date of this Offering, the closing price per Common Share on the CSE was C$8.16 and on the Nasdaq was US$6.75 and the closing price per Listed Warrant on the CSE was C$0.38.

There is no existing trading market through which the Warrants or the Over-Allotment Warrants offered under this Offering may be sold and purchasers may not be able to resell such Warrants or Over-Allotment Warrants purchased. In addition, the Company does not plan on making an application to list the Warrants or the Over-Allotment Warrants offered under this Offering on the CSE, Nasdaq or any other securities exchange or other trading system. This may affect the pricing of such Warrants or Over-Allotment Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Warrants or Over-Allotment Warrants and the extent of issuer regulation. No assurances can be given that a market for trading in such Warrants or Over-Allotment Warrants will develop or as to the liquidity of any such market. See "Risk Factors".

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY CANADIAN SECURITIES REGULATOR, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offering Price was determined by negotiation between the Company, Roth Canada, ULC (the "Agent") and Purchasers located in the United States (the "U.S. Purchasers"). Pursuant to the terms of an agency agreement (the "Agency Agreement") entered into between the Company and the Agent, the Offered Securities will be issued and sold in the provinces of British Columbia, Ontario and Alberta in Canada by the Agent. The Offered Securities will also be sold directly to the U.S. Purchasers pursuant to a securities purchase agreement dated May [•], 2021 between the Company and the U.S. Purchasers who are signatories thereto (the "Purchase Agreement"), by or through one or more United States registered broker-dealers appointed by the Agent as sub-agents, including A.G.P./Alliance Global Partners and Roth Capital Partners, LLC, pursuant to the MJDS. The Agent has agreed to use its reasonable best efforts to arrange for the sale of all of the Offered Securities offered hereby. The closing of the Offering is anticipated to be on or about May 7, 2021 or such other date as may be agreed upon between the Company and the Agent (the "Closing Date"). See "Plan of Distribution".

S-ii

Price: US$[•] per Offered Share

	Price to the Public	Agent's Fee(1)	Net Proceeds to the Company(2)

Per Offered Share	US$[•]	US$[•]	US$[•]
Total(3)	US$[•]	US$[•]	US$[•]

Note:

(1) The Company has agreed to pay to the Agent, on the Closing Date, a fee (the "Agent's Fee") equal to 6.5% of the gross proceeds realized from the Offering in consideration for their services rendered in connection with the Offering including any proceeds raised through the sale of Over-Allotment Shares (as defined herein) and Over-Allotment Warrants (as defined herein) pursuant to the exercise of the Over-Allotment Option (as defined herein). As additional compensation, the Company has agreed to issue that number of warrants (the "Agent Warrants") to the Agent as is equal to 3% of the total number of Offered Shares and Over-Allotment Shares sold under the Offering on the Closing Date. Each Agent Warrant will entitle the Agent to purchase one Common Share (an "Agent Warrant Share") at a price of US$[•] per Agent Warrant Share, subject to adjustment, at any time following the date that is six (6) months after the date of the Agency Agreement until the date that is the three and one-half (3.5) year anniversary of the Agency Agreement. This Prospectus Supplement qualifies the distribution of the Agent Warrants and Agent Warrant Shares to the Agent or its designees. In addition, the Company has agreed to reimburse the Agent for the fees and disbursements of their counsel and clearing agent fees in an amount not to exceed US$95,000 and to reimburse up to US$15,000 for other non-accountable expenses of the Agent.

(2) After deducting the Agent's Fee but before deducting the expenses of the Offering payable by the Company, which are estimated to be approximately US$[•].

(3) Assuming no exercise of the Over-Allotment Option.

(4) The Company has granted the Agent an option (the "Over-Allotment Option"), exercisable in whole or in part at any time and from time to time for a period from the date hereof to the date that is 30 days following the Closing Date, to offer for sale such number of additional Offered Shares (the "Over-Allotment Shares") and Warrants (the "Over-Allotment Warrants" and together with the Over-Allotment Shares, the "Over-Allotment Securities") as is equal to 15% of the number of Offered Securities issued under the Offering, solely to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Agent in respect of the Over-Allotment Securities at the Offering Price. Unless the context otherwise requires, references to the Offered Shares herein shall include the Over-Allotment Shares and the Over-Allotment Warrant Shares and references to Warrants herein shall include the Over-Allotment Warrants. The Common Shares issuable upon exercise of the Over-Allotment Warrants are referred to herein as the "Over-Allotment Warrant Shares". If the Agent exercises the Over-Allotment Option in full under the Offering, the total price to the public will be US$[•], the aggregate Agent's fee will be US$[•] and the net proceeds to the Company, before deducting the estimated expenses of the Offering, will be US$[•]. This Prospectus Supplement qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Securities. A purchaser who acquires securities forming part of the Agent's over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether such over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or through secondary market purchases. See "Plan of Distribution".

There is no minimum amount of funds that must be raised under this offering. This means that the issuer could complete this offering after raising only a small proportion of the offering amount set out above.

The following table sets out the number of Over-Allotment Securities and Agent Warrants that may be issued by the Company to or through the Agent:

Agent's Position	Number of Securities Available	Exercise Period	Exercise Price
[•] Agent Warrants(1)	[•] Agent Warrant Shares	From the date that is six (6) months after the date of the Agency Agreement until the date that is the three and one-half (3.5) anniversary of the Agency Agreement	US$[•] per Agent Warrant Share
Over-Allotment Option	Up to [•] Over-Allotment Shares and [•] Over-Allotment Warrants	From the date of the Agency Agreement to 30 days following the Closing Date	US$ [•] per Over-Allotment Share(2)

Note:

(1) Assuming no exercise of the Over-Allotment Option.
(2) With no additional consideration paid per Over-Allotment Warrant.

S-iii

Subscriptions for the Offered Securities will be received by the Agent subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is anticipated that the Offered Shares will be issued in "book-entry only" form and represented by a global certificate or certificates, or be represented by uncertificated securities, registered in the name of CDS Clearing and Depositary Services Inc. ("CDS") or its nominee, The Depository Trust Company ("DTC") or Deposit or Withdrawal at Custodian system ("DWAC") on the Closing Date as directed by the Agent, and will be deposited with CDS, DTC or DWAC, as the case may be. Except in limited circumstances, no beneficial holder of Offered Shares will receive definitive certificates representing their interest in the Offered Shares. Beneficial holders of Offered Shares will receive only a customer confirmation from the Agent or another registered dealer who is a CDS, DTC or DWAC participant and from or through whom a beneficial interest in the Offered Shares is acquired. Certain other holders may receive definitive certificates representing their interests in the Offered Shares. Definitive certificates representing the Warrants will be available for delivery to the Purchasers on the Closing Date.

There can be no assurance that any or all of the Offered Securities will be sold. Please see "Plan of Distribution".

The Offering is not underwritten or guaranteed by any person. The Agent conditionally offers the Offered Securities pursuant to the securities legislation of each of the provinces of British Columbia, Ontario and Alberta in Canada on a best efforts basis and, subject to prior sale, if, as and when issued by the Company and delivered and accepted by the Agent in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Company by Gowling WLG (Canada) LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to U.S. legal matters, and on behalf of the Agent by TingleMerrett LLP. The United States registered broker-dealers that may be appointed by the Agent as sub-agents will not be registered as dealers in any Canadian jurisdiction and, accordingly, they will not, directly or indirectly, solicit offers to purchase or sell the Offered Securities in Canada. In connection with this distribution, the Agent may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Agent at any time. See "Plan of Distribution".

The Company has notified Nasdaq of the Offering. The Company has also given notice to list the Offered Shares, the Warrant Shares, the Over-Allotment Shares, the Over-Allotment Warrant Shares and the Agent Warrant Shares on the CSE. Listing will be subject to our fulfillment of all of the requirements of Nasdaq and the CSE. There can be no assurance that the securities offered pursuant to this Prospectus Supplement will be accepted for listing on Nasdaq or the CSE.

Investing in our securities is speculative and involves certain risks. You should carefully read the "Risk Factors" section in this Prospectus Supplement, the accompanying Base Shelf Prospectus and in the documents incorporated by reference herein and therein, as well as the information under the heading "Cautionary Note Regarding Forward-Looking Statements" in this Prospectus Supplement, and consider such notes and information in connection with an investment in any securities.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated under the laws of the province of British Columbia, that most of the officers, directors, promoters and experts named in this Prospectus Supplement and in the accompanying Base Shelf Prospectus are not residents of the United States, and all of the Company's assets and all or a substantial portion of the assets of such persons are located outside of the United States. See "Enforceability of Certain Civil Liabilities".

S-iv

Mr. Oren Shuster, a director, officer and promoter of the Company, Ms. Vivian Bercovici, Ms. Haleli Barath and Mr. Brian Schinderle, each a director of the Company, Mr. Shai Shemesh and Ms. Yael Harrosh, each an officer of the Company, and Mr. Rafael Gabay, a promoter of the Company, reside outside of Canada. Each of Mr. Shuster, Ms. Bercovici, Ms. Barath, Mr. Schinderle, Mr. Shemesh, Ms. Harrosh and Mr. Gabay have appointed Gowling WLG (Canada) LLP, Suite 1600, 100 King St. West, Toronto, Ontario, M5X 1G5 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Owning any of IMCC's securities may subject you to tax consequences in Canada, the United States and in your place of residence or citizenship. Such tax consequences are not fully described in the Base Shelf Prospectus and may not be fully described in this Prospectus Supplement. You should read the tax discussion in this Prospectus Supplement with respect to the Offering and consult your own tax advisor with respect to your own particular circumstances.

The head and principal office of the Company is located at Kibbutz Glil Yam, Central District, Israel 4690500.

The registered and records office of the Company is located at 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia, Canada, V6C 2B5.

All dollar amounts in this Prospectus Supplement are in Canadian dollars, unless otherwise indicated. Potential purchasers should be aware that foreign exchange fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to currency values from time to time. Investors should consult their own advisors with respect to the potential risk of currency fluctuations. See "Financial Information and Currency".

S-v

Page

PROSPECTUS SUPPLEMENT

(continued)
Page

BASE SHELF PROSPECTUS

ABOUT THIS PROSPECTUS	1

FINANCIAL INFORMATION AND CURRENCY	1

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	2

WHERE YOU CAN FIND MORE INFORMATION	3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	3

NON-IFRS MEASURES AND OTHER FINANCIAL MEASURES	5

DOCUMENTS INCORPORATED BY REFERENCE	5

MARKETING MATERIALS	8

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	8

THE COMPANY	8

RISK FACTORS	10

CONSOLIDATED CAPITALIZATION	17

TRICHOME TRANSACTION	18

USE OF PROCEEDS	19

PLAN OF DISTRIBUTION	20

EARNINGS COVERAGE RATIOS	21

DESCRIPTION OF SECURITIES BEING DISTRIBUTED	21

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	29

PRIOR SALES	29

TRADING PRICE AND VOLUME	29

PROMOTERS	29

LEGAL MATTERS	30

EXPERTS	30

TRANSFER AGENT AND REGISTRAR	30

MATERIAL CONTRACTS	31

APPENDIX "A" - PRO FORMA FINANCIAL INFORMATION	A-1

APPENDIX "B1" - TRICHOME AUDITED FINANCIAL STATEMENTS FOR YEARS ENDED DECEMBER 31, 2019 AND 2018	B-1

APPENDIX "B2" - TRICHOME UNAUDITED FINANCIAL STATEMENTS FOR THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019	B-2

CERTIFICATE OF THE COMPANY	C-1

CERTIFICATE OF PROMOTER	C-2

IMPORTANT NOTICE

This document is composed of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities that are being offered pursuant to this Prospectus Supplement and the method of distribution of those securities and also supplements and updates information regarding the Company contained in the accompanying Base Shelf Prospectus. The second part is the Base Shelf Prospectus, which gives more general information about the securities we may offer from time to time, some of which may not apply to the securities offered pursuant to this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purpose of this Offering. Both documents contain important information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Base Shelf Prospectus. Before investing, you should carefully read both this Prospectus Supplement and the Base Shelf Prospectus together with the additional information about us to which we refer you in the sections of this Prospectus Supplement titled "Documents Incorporated by Reference" and "Where You Can Find More Information".

You should rely only on information contained in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents we incorporate by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus. If information in this Prospectus Supplement is inconsistent with the Base Shelf Prospectus or the information incorporated by reference, you should rely on this Prospectus Supplement. We have not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. The Offered Securities will be offered only in jurisdictions where such offers are permitted by law. The information contained in this Prospectus Supplement and the accompanying Base Shelf Prospectus is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the Base Shelf Prospectus. Information contained on the Company's website should not be deemed to be a part of this Prospectus Supplement, the accompanying Base Shelf Prospectus or incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Securities.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

ABOUT THIS PROSPECTUS SUPPLEMENT

Unless otherwise noted or the context indicates otherwise, references to "we", "us", "our" or similar terms, as well as the "Company" and "IMCC" refer to IM Cannabis Corp., together with its subsidiaries, on a consolidated basis, and the "Group" refers to the Company, its subsidiaries and Focus Medical Herbs Ltd. ("Focus").

This document is part of a "shelf" registration statement on Form F-10 (File No, 333-254255) (the "Registration Statement") that we filed with the SEC under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). The Registration Statement was declared effective by the SEC on March 31, 2021. This Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and our securities. See the section titled "Where You Can Find More Information".

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the accompanying Base Shelf Prospectus. See the section titled "Documents Incorporated by Reference".

FINANCIAL INFORMATION AND CURRENCY

IMCC has prepared its consolidated financial statements, incorporated herein by reference, in accordance with IFRS and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

All currency amounts in this Prospectus Supplement are expressed in Canadian dollars, unless otherwise indicated. References to "$", "C$" or "dollars" are to Canadian dollars. References to "US$" are to United States dollars and references to "NIS" are to New Israeli Shekels.

Potential purchasers should be aware that foreign exchange rate fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to future currency values. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

The following table reflects the exchange rates for one United States dollar, expressed in Canadian dollars, during the periods noted, based on the daily exchange rates for 2019 and 20201 .

	Years Ended December 31, 2020	2019
Low for the period	1.2718	1.2988
High for the period	1.4496	1.3600
Rate at the end of the period	1.2732	1.2988
Average	1.3415	1.3269

On May 3, 2021, the Bank of Canada daily average rate of exchange was C$1.00 = US$0.8144 or US$1.00 = C$1.2279.

The following table reflects the exchange rates for one Canadian dollar, expressed in New Israeli Shekels, during the periods noted, based on the Bank of Israel spot rate of exchange2 .

	Years Ended December 31, 2020	2019
Low for the period	2.4895	2.5956
High for the period	2.7274	2.7854
Rate at the end of the period	2.5217	2.6535
Average	2.5663	2.6868

On May 3, 2021, the closing spot rate for NIS reported by the Bank of Israel was C$1.00 = NIS 2.6406 or NIS 1.00 = C$0.3787.

____________________________

1 As reported by the Bank of Canada, obtained from: https://www.bankofcanada.ca.

2 As reported by the Bank of Israel, obtained from: http://www.boi.org.il.

On February 12, 2021 the Company consolidated all of its issued and outstanding Common Shares on a four (4) to one (1) basis (the "Consolidation"). All references to the Company's Common Shares and securities issuable into Common Shares such as Listed Warrants, incentive stock options ("Options"), broker compensation options ("Broker Options"), and restricted share units ("RSUs") in this Prospectus, other than in documents dated prior to February 12, 2021 that are incorporated by reference in this Prospectus, reflect post-Consolidation amounts unless otherwise indicated or the context requires otherwise. All documents dated prior to February 12, 2021 that are incorporated by reference in this Prospectus, reflect pre-Consolidation amounts unless otherwise indicated or the context requires otherwise.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a company existing under the laws of the province of British Columbia. Most of the officers, directors, promoters and experts named in this Prospectus Supplement are not residents of the United States, and some of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. IMCC has appointed an agent for service of process within the United States upon those officers, directors or promoters who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon IMCC's civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or "blue sky" laws of any state within the United States.

IMCC has been advised that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. IMCC has also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or "blue sky" laws.

The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the Offering under this Prospectus Supplement.

WHERE YOU CAN FIND MORE INFORMATION

The Company filed a Registration Statement Form F-10 (File No. 333-254255) with the SEC. This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this Prospectus Supplement or the Base Shelf Prospectus but contained in the Registration Statement is available on the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") under the Company's profile at www.sec.gov. Investors should review the Registration Statement and the exhibits thereto for further information with respect to us and the Offered Securities. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the United States Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, including documents incorporated by reference herein, contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation (collectively referred to herein as "forward-looking information" or "forward-looking statements"). Forward-looking statements are included to provide information about management's current expectations and plans that allows investors and others to get a better understanding of the Group's operating environment, the business operations and financial performance and condition.

Forward-looking statements include, but are not limited to, statements regarding the amount of proceeds raised under the Offering; the expected use of proceeds; benefits of listing on Nasdaq for the Company and retail and institutional investors; the potential impacts of COVID-19 on the Group; logistics relating to the Group's supply agreements, including timing and quantity of medical cannabis products purchased; the Company's expectations relating to TJAC's (as defined below) premium indoor cultivation facility in Canada; potential consequences of negative outcomes from matters related to the Construction Allegations (as defined below) and/or MOH Allegations (as defined below) and their effects on the Group; the Company's expectations regarding cash flows from future operating activities; the Company's potential reallocation of net proceeds from the sale of the Offered Securities; changes in interest and exchange rates; the completion of the MYM Transaction (as defined below), including obtaining all requisite court, regulatory and securityholder approvals, the effects thereof and the timing of the completion of the MYM Transaction; the completion of the Panaxia Transaction (as defined below) and the effects thereof, including the anticipated acquisition of trading house and in-house pharmacy activities, the expected receipt of MOH approval in connection with the acquisition of Israeli cannabis licenses, the acquisition of the Panaxia IMC-GDP License (as defined below) and the option to acquire Panaxia Pharmacy Licenses (as defined below); potential amendments to the Plan (as defined below), including an increase in the Option Cap (as defined below), subject to shareholder approval; future growth potential of IMCC; future development plans; and currency and interest rate fluctuations. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Group's actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, anticipated costs and the Company's ability to fund its operations as and when required and on reasonable terms; the Group's ability to carry on operations; the ability of the Company to execute its business plan prior to and following the completion of the MYM Transaction (as defined below); the continued growth of the medical and recreational cannabis markets in Israel, Canada, Germany and elsewhere in Europe; the Company maintaining "de facto" control over Focus in accordance with IFRS 10; the continuing strength and appeal of the IMC brand; future opportunistic acquisitions becoming available to the Company in the Canadian cannabis market; the expected legalization of adult-use recreational cannabis in Israel; the timely receipt of required approvals and permits; the Group's ability to operate in a safe, efficient and effective manner; the impact of COVID-19; and the Group's ability to maintain the required licenses, permits, approvals and other authorizations to operate in the jurisdictions it operates in.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: the failure of the Company or Messrs. Oren Shuster and Rafael Gabay to maintain "de facto control" over Focus; the possible direct engagement of the Company in Cannabis Activities (as defined below) combined with the failure of any directors, officers, Material Holders (as defined below) or Future Material Holders (as defined below) to comply with the IMCA Pre-Approval Requirement; the failure of the Group to maintain licenses, permits, approvals and other authorizations required for its operations, including the Focus License (as defined below) and permits relating to the Focus Facility and/or Focus Lease Agreement (as defined below); the failure of the Company to complete the MYM Transaction (as defined below), including obtaining required court, regulatory and securityholder approvals in a timely manner, or at all; the Company's inability to capture the benefits associated with its acquisition of Trichome (as defined below); access to additional capital; failure of the Company to complete the Offering; volatility in the market price of the Company's securities; future sales of the Company's securities; dilution of shareholders' holdings; negative operating cash flow; failure to obtain required regulatory and stock exchange approvals; limitations in the liquidity of the securities; health, safety and environmental risks; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; the fluctuating price of cannabis; depression of market price of securities caused by sales of significant number of Common Shares; assessments by taxation authorities; the potential impact of health crises including the COVID-19 pandemic; litigation; risks related to the Company's status as a "foreign private issuer" under U.S. securities laws, including the loss of status thereof; risks related to the Company's status as an "emerging growth company" under U.S. securities laws, including the loss of status thereof; and the Company's ability to identify, complete and successfully integrate acquisitions.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled "Risk Factors" section in this Prospectus Supplement, the accompanying Base Shelf Prospectus, the documents incorporated herein and therein, as well as information in the section entitled "Risk Factors" in the Company's annual information form for the year ended December 31, 2020, dated April 26, 2021 (the "Annual Information Form"), for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this Prospectus Supplement and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

NON-IFRS MEASURES AND OTHER FINANCIAL MEASURES

This Prospectus, including the documents incorporated herein by reference, makes reference to certain non-IFRS financial measures including "Gross Margin", "EBITDA" and "Adjusted EBITDA". These performance measures do not have a standard meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other companies in the industry. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

The Company defines Gross Margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. The most directly comparable IFRS measure presented by IMCC in its financial statements is gross profit before fair value adjustments divided by revenue.

The Company defines EBITDA as income earned or lost from operations, as reported, before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as EBITDA, adjusted by removing other non-recurring or non-cash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, and revaluation adjustments of financial assets and liabilities measured on a fair value basis. The Company believes that Adjusted EBITDA is a useful financial metric to assess its operating performance on a cash adjusted basis before the impact of non-recurring or non-cash items.

These non-IFRS performance measures are included in this Prospectus, and the documents incorporated herein by reference, because these statistics are used to provide investors with supplemental measures of the Company's operating performance and thus highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS measures. The Company believes that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. The Company also uses these non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. See the MD&A (as defined below) for more details, including a reconciliation of the foregoing non-IFRS measures to their most directly comparable measures calculated in accordance with IFRS.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus Supplement and the accompanying Base Shelf Prospectus from documents filed with the securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of IM Cannabis Corp. at Kibbutz Glil Yam, Central District, Israel 4690500, telephone +972-54-6687515 or email yael.h@imcannabis.com, and are also available electronically under the Company's profile at www.sedar.com. Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov. Our filings through SEDAR and EDGAR are not incorporated by reference in this prospectus supplement except as specifically set forth herein.

The following documents, filed by the Company with the securities commissions or similar authorities in Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a) the Annual Information Form;

(b) the Company's audited consolidated financial statements as at and for the financial year ended December 31, 2020, and related notes thereto, together with the independent registered public accountant's report thereon (the "Annual Financial Statements");

(c) the management's discussion and analysis for the year and three months ended December 31, 2020 (the "MD&A");

(d) the management information circular of the Company dated February 5, 2020 in connection with the annual general meeting of shareholders of the Company held on March 16, 2020;

(e) the management information circular of the Company dated November 12, 2020 in connection with the special meeting of shareholders of the Company held on December 16, 2020;

(f) the material change report of the Company dated January 8, 2021 related to the announcement of the definitive arrangement agreement between the Company and Trichome (as defined below);

(g) the material change report of the Company dated February 17, 2021 related to the completion of the Consolidation (as defined in "The Company" below) on February 12, 2021;

(h) the material change report of the Company dated February 26, 2021 related to the announcement on February 25, 2021 that the Company's application to list the Company's common shares on Nasdaq was approved;

(i) the material change report of the Company dated February 26, 2021 related to the appointments of Brian Schinderle and Haleli Barath to the Company's board of directors (the "Board") and concurrent resignations of Rafael Gabay and Steven Mintz from the Board on February 22, 2021;

(j) the material change report of the Company dated March 25, 2021 related to the Company's completion of the Trichome Transaction (as defined below);

(k) the material change report of the Company dated April 12, 2021 related to the entering of the Company into a definitive agreement dated March 31, 2021 to acquire MYM Nutraceuticals Inc. ("MYM") between the Company, Trichome and MYM (the "MYM Transaction"); and

(l) the business acquisition report of the Company dated April 28, 2021, as amended and refiled on May 3, 2021, related to the Company's acquisition of Trichome (the "Trichome BAR").

Any document of the type referred to in item 11.1 of Form 44-101F1 - Short Form Prospectus of National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Company with any securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada during the period that this Prospectus is effective shall be deemed to be incorporated by reference in this Prospectus. These documents are available on SEDAR, which can be accessed at www.sedar.com.

In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F (or any respective successor form) filed with the SEC subsequent to the date of this Prospectus Supplement, such document shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus Supplement forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report). In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Company with the SEC, and any other reports filed, under the Exchange Act from the date of this Prospectus shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part, but only if and to the extent expressly so provided in any such report. The Company's current reports on Form 6-K and annual reports on Form 40-F are or will be made available on EDGAR at www.sec.gov.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement and the documents incorporated or deemed to be incorporated herein by reference.

Any statement contained in this Prospectus Supplement, the accompanying Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement and the accompanying Base Shelf Prospectus, to the extent that a statement contained herein or therein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein or therein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the accompanying Base Shelf Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus Supplement or the accompanying Base Shelf Prospectus, except as so modified or superseded.

When the Company files a new annual information form, audited consolidated financial statements and related management's discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this Prospectus Supplement or the accompanying Base Shelf Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management's discussion and analysis and all unaudited interim condensed consolidated financial statements and related management's discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Company's financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus Supplement or the accompanying Base Shelf Prospectus for purposes of future offers and sales of the Company's securities. Upon new unaudited interim condensed consolidated financial statements and related management's discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the term of this Prospectus Supplement or the accompanying Base Shelf Prospectus, all unaudited interim condensed consolidated financial statements and related management's discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus Supplement or the accompanying Base Shelf Prospectus for purposes of future offers and sales of securities hereunder. Upon a management information circular in connection with an annual general meeting of shareholders being filed by the Company with the appropriate securities regulatory authorities during the currency of this Prospectus Supplement or the accompanying Base Shelf Prospectus, the management information circular filed in connection with the previous annual general meeting of shareholders (unless such management information circular also related to a special meeting of shareholders) will be deemed no longer to be incorporated by reference in this Prospectus Supplement or the accompanying Base Shelf Prospectus for purposes of future offers and sales of securities hereunder.

MARKETING MATERIALS

Any "template version" of any "marketing materials" (as defined in National Instrument 41-101 - General Prospectus Requirements of the Canadian Securities Administrators) filed by the Company after the date of this Prospectus and before the termination of the distribution of Offered Securities is deemed incorporated by reference in this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement under the heading "Documents Incorporated by Reference," the following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (1) the Agency Agreement and the form of Purchase Agreement, including the form of Warrant contained as an exhibit therein, described under the heading "Plan of Distribution"; (2) the consent of Kost Forer Gabay & Kasierer, a Member of Ernst & Young Global; (3) the consent of MNP LLP; (4) the consent of Charlton & Company; and (5) powers of attorney from certain of the Company's directors and officers (included on the signature page to the Registration Statement).

THE COMPANY

IMCC is a multi-country operator in the medical and recreational cannabis sector headquartered in Israel and with operations in Israel, Germany and Canada.

In Israel, I.M.C. Holdings Ltd. ("IMC Holdings") built the IMC brand of premium medical cannabis products which have been cultivated over the last decade by Focus, an Israeli licensed cultivator over which IMC Holdings exercises "de facto control" under IFRS 10, and its cultivation partners, and sold by Focus in the Israeli market. As part of its core Israeli business, the Company offers intellectual property-related services to the medical cannabis industry based on proprietary processes and technologies it developed for the production of medical cannabis products. The Company currently intends to enter, through its subsidiaries, the medical cannabis market in Israel, including the distribution segment and the retail segment of this market, by completing the Panaxia Transaction (as defined below) and by attracting acquisitions of synergistic targets in Israel. Following such vertical integration, IMCC expects to increase its revenue and margins from its Israeli medical cannabis market activities, diversify its business opportunities and gain direct access to medical cannabis patients to benefit from market knowledge and trends. See “Risk Factors – Possible Direct Involvement in the Israeli Cannabis Industry” and “Recent Developments”.

In Europe, IMCC operates through Adjupharm GmbH, a German-based subsidiary and EU-GMP certified medical cannabis producer and distributor, which provides the Company with a platform to establish and entrench its brand in Germany and other European jurisdictions, applying the experience it gained in the Israeli market. IMCC's European presence is augmented by strategic alliances with a network of certified suppliers and distributors to capitalize on the increased demand for medical cannabis products in Europe and to bring the IMC brand and its product portfolio to European patients. IMCC has long-term plans to expand its European operations by engaging in strategic acquisitions across Europe.

Following the successful completion of the acquisition of Trichome on March 18, 2021 (the "Trichome Transaction"), the Group's global platform now includes the adult-use recreational cannabis market in Canada, in addition to its established distribution channels for medical cannabis in Israel through Focus and in Germany through Adjupharm.

In Canada, IMCC operates through Trichome Financial Corp. ("Trichome"), a Canadian-based subsidiary, and through Trichome JWC Acquisition Corp. ("TJAC") d/b/a JWC, a wholly-owned subsidiary of Trichome and Canadian federally licensed producer of cannabis products in the adult-use recreational cannabis market. TJAC acquired substantially all of the assets of James E. Wagner Cultivation Corp. on August 28, 2020, under a court supervised process pursuant to the Companies' Creditors Arrangement Act (Canada). Trichome is now focused on acquiring related assets to compliment TJAC and leveraging the knowledge, expertise and insights of its employees, management and founders. Furthermore, IMCC expects TJAC's premium indoor cultivation facility in Canada to serve as a long-term source of cannabis supply for the Group.

IMCC is focused on continuing with an aggressive and accretive acquisition strategy focusing on attractively valued and highly synergistic targets in Canada, including its proposed acquisition of MYM, a Canadian cultivator, processor and distributor of premium cannabis via its two wholly-owned subsidiaries – Highland Grow Inc., in Antigonish, Nova Scotia and SublimeCulture Inc., in Laval, Quebec. IMCC believes that successful completion of the MYM Transaction will enhance IMCC’s focus on premium and super premium branded cannabis products in Canada, expand its distribution capabilities and fast track the entrance of JWC brand (soon to be relaunched as “Wagners”) into new markets. See “MYM Transaction”, “Risk Factors - Management of Growth and Acquisition Integration” and “Risk Factors - Risks Related to the MYM Transaction”.

For further information regarding IMCC, see the Annual Information Form and other documents incorporated by reference in this Prospectus available at www.sedar.com under the Company's profile.

Recent Developments

Except for the following, there have been no material developments in the business of the Company since the filing of its Annual Information Form which have not been disclosed in this Prospectus Supplement or the documents incorporated by reference herein.

On April 30, 2021, the Company announced that its wholly-owned Israeli subsidiary, IMC Holdings, signed a definitive agreement (the “Panaxia Agreement”) with Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd. (collectively “Panaxia”), part of the Panaxia Labs Israel, Ltd. group of companies, Israel’s largest manufacturer of medical cannabis products (the “Panaxia Transaction”). Pursuant to the Panaxia Agreement, IMC Holdings will acquire Panaxia’s trading house and in-house pharmacy activities. The Panaxia Agreement will combine its home-delivery services online pharmacy business operating under the name Panaxia to the Home and customer service center, along with certain distribution assets, and an option to purchase a pharmacy with licenses to sell medical cannabis to patients from Panaxia for an aggregate purchase price of $7.2 million, comprised of $2.9 million in cash and $4.3 million in Common Shares (the “Panaxia Consideration Shares”). The Panaxia Transaction will close in two stages, with the option of a third stage. Upon the first closing, all online-related activities and intellectual property are to be transferred to IMC Holdings. The second closing, which is subject to Israeli Ministry of Health (“MOH”) approval, is expected to occur on or before July 30, 2021, or upon receipt of MOH approval. Upon the second closing, Panaxia will transfer its IMC-GDP license, which allows the holder to store and distribute medical cannabis in Israel, to IMC Holdings or its subsidiary (the “Panaxia IMC-GDP License”). The Panaxia Transaction includes an option to acquire Panaxia’s pharmacy (the “Panaxia Option”), including licenses to dispense and sell to cannabis patients (the “Panaxia Pharmacy Licenses”) for additional payment in the amount equal to the medical cannabis inventory of the pharmacy at the time of exercise, which will become effective as of February 15, 2022. See “Risk Factors – Possible Direct Involvement in the Israeli Cannabis Industry” and “Risk Factors - Holders of Common Shares will be Diluted”.

Update Regarding Impact of COVID-19 on Operations

The current global uncertainty with respect to the spread of COVID-19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Group's business in the coming months.

The Group has taken proactive measures to protect the health and safety of its employees in order to continue delivering high quality cannabis products to its patients and customers. The Company has postponed planned investments in certain jurisdictions until global economic risks subside, but it continues to focus on its acquisition strategy in Canada and Europe. The Company also continues to develop the IMC brand by increasing physician awareness and engagement to drive sales of IMC-branded medical cannabis products in Germany and by seeking new supply and sales agreements in both Germany and Israel.

The rapid spread of COVID-19 and declaration of the outbreak as a global pandemic have resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which are having direct impacts on businesses in Canada, Israel, Germany and elsewhere in the world. Such additional precautionary measures could also impact the Group's business. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Group relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Group. See "Risk Factors - COVID-19 and global health crisis".

RISK FACTORS

Before deciding to invest in the Offered Securities, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this Prospectus Supplement and the accompanying Base Shelf Prospectus. An investment in the Offered Securities is subject to certain risks, including risks related to the business of the Group and risks related to the Company's securities described in the documents incorporated or deemed to be incorporated by reference in this Prospectus Supplement. See the risk factors in this Prospectus Supplement, "Risk Factors" section in the Annual Information Form and the "Risk Factors" section of the accompanying Base Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein. Each of the risks described in these sections and documents could materially and adversely affect the Group's business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to the Company or that the Company currently deem immaterial may also impair the Group's business, financial condition, results of operations and prospects.

These risk factors, together with all other information included or incorporated by reference in this Prospectus, including, without limitation, information contained in the section "Cautionary Note Regarding Forward-Looking Statements" as well as the risk factors set out below, should be carefully reviewed and considered by investors.

Some of the factors described herein, in the documents incorporated or deemed incorporated by reference herein are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein, or in another document incorporated or deemed incorporated by reference herein occur, it could have a material adverse effect on the business, financial condition, results of operations and prospects of the Company or Group. Additional risks and uncertainties of which the Company currently is unaware of or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Group's business, financial condition, results of operations and prospects. The Company cannot provide assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, or in the other documents incorporated or deemed incorporated by reference herein or other unforeseen risks.

Consolidation of Focus Financial Results under IFRS 10 and Maintenance of Common Control

The Company complies with IFRS 10, which applies a single consolidation model using a definition of "control" that requires an investor (as defined in IFRS 10) to consolidate an investee (as defined in IFRS 10) where: (i) the investor has power over the investee; (ii) the investor has exposure or rights to variable returns from involvement with the investee; and (iii) the investor can use its power over the investee to affect the amount of the investor's returns.

Subsequent to the restructuring of IMC Holdings on April 2, 2019, the Company analyzed the terms of the contractual agreements with Focus in accordance with IFRS 10 to conclude whether it should continue to consolidate the accounts of Focus in its financial statements.

Under IFRS 10, consolidation occurs when an investor can exercise control over an investee. Control is achieved through voting rights or other evidence of power. Where there are no direct holdings, under IFRS 10, an investor (as defined in IFRS 10) should consider other evidence of power and ability to unilaterally direct an investee's (as defined in IFRS 10) relevant activities. In view of the contractual agreements and the guidance in IFRS 10, notwithstanding that the Company has no direct or indirect ownership of Focus, it has sufficient rights to unilaterally direct the relevant activities (a concept known as "de facto control"), mainly due to the following:

(a) the Company receiving economic benefits from Focus (and the terms of the contractual agreements between the Company and Focus cannot be changed without the approval of the Company);

(b) the Company having the option to purchase the divested 74% interest in Focus held by Oren Shuster, the Chief Executive Officer, director and a promoter of the Company, and Rafael Gabay, a consultant, former director and a promoter of the Company;

(c) Messrs. Shuster and Gabay each being a director of Focus (while Mr. Shuster concurrently being a director, officer and substantial shareholder of the Company and Mr. Gabay concurrently being a substantial shareholder of the Company); and

(d) the Company providing management and support activities to Focus through a services agreement.

Accordingly, under IFRS 10, the Company has "de facto control" over Focus, and therefore consolidates the financial results of Focus in the Company's financial statements.

Any failure of the Company or Messrs. Oren Shuster and Rafael Gabay to maintain "de facto control" over Focus as defined under IFRS 10 could alter the Company's consolidation model, potentially resulting in a material adverse effect on the business, results of operations and financial condition of the Company.

COVID-19 and global health crisis

The COVID-19 global outbreak and efforts to contain it may have an impact on the Group's business. The Group has implemented various safety measures onsite to ensure the safety of its employees and contractors. The Group continues to monitor the situation and the impact that COVID-19 may have on its operations. Should COVID-19 continue to spread, travel bans remain in place, disruptions to global supply chains occur or should a significant part of the Group's team members or consultants become infected, the Group's ability to continue operations may be impacted. Similarly, the Company's ability to obtain financing and the ability of the Group's vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.

Possible Direct Involvement in the Israeli Cannabis Industry

Neither the Company nor any of its subsidiaries currently hold, directly or indirectly, any  licenses to engage in the propagation, cultivation, production, processing, distribution or sale of medical cannabis products in Israel (the "Cannabis Activities"). According to current Israeli regulatory medical cannabis framework, any engagement in Cannabis Activities requires receiving the applicable license from the Israeli Medical Cannabis Agency ("IMCA"), an agency operated by the MOH, which requires, among other things, pre-approvals by the IMCA  (the "IMCA Pre-Approval Requirement") of the directors, officers and shareholders holding 5% or more of the shares of the license applicant ("Material Holders"), and of all directors, officers and shareholders that become Material Holders ("Future Material Holders") following the grant of the applicable license. Therefore, any direct engagement of the Company in Cannabis Activities will require the aforementioned approvals by the IMCA and will apply, upon such approval and granting of a license, limitations on future securityholdings, as described above.

Furthermore, due to the uncertainty related to the broad administrative discretion over the activities in the medical cannabis industry in Israel granted to the IMCA, the IMCA Pre-Approval Requirement and the restrictions on securityholdings discussed in this risk factor may apply to the Company and its shareholders by virtue of a subsidiary or investee engaging in Cannabis Activities. In such cases, any failure of the Company or its shareholders to comply with the IMCA Pre-Approval Requirement may impact the Group's ability to continue operating in compliance with any licenses to engage in Cannabis Activities or to renew such licenses. Any inability of the Group to maintain licenses for Cannabis Activities in good standing may result in a material adverse effect on the Group's business, financial condition, results of operations and prospects.

Following the anticipated acquisition of the Panaxia IMC-GDP License pursuant to the Panaxia Transaction, IMC Holdings or its subsidiary will be considered to be engaging in Cannabis Activities under Israeli cannabis regulations, which the Company expects will necessitate compliance with the IMCA Pre-Approval Requirement. In addition, the IMCA Pre-Approval Requirement may apply to the Company, as the sole shareholder of IMC Holdings, and may require all of its directors, officers, Material Holders, and Future Material Holders to comply with the IMCA Pre-Approval Requirement following the Company's anticipated receipt of the Panaxia IMC-GDP License.

Although the Company believes that it will meet the IMCA Pre-Approval Requirement in anticipation of receiving the Panaxia IMC-GDP License, and the Panaxia Pharmacy Licenses if acquired upon exercising the Panaxia Option, there can be no guarantee that such requirements will be met or that the Company will be able to comply on an ongoing basis. If any of the directors, officers, Material Holders or Future Material Holders of IMC Holdings or the Company, as applicable, fail to comply with the IMCA Pre-Approval Requirement while IMC Holdings or the Company, as applicable, are engaging in Cannabis Activities, any licenses to engage in Cannabis Activities may be revoked, suspended or otherwise affected, including the Panaxia IMC-GDP License and, if acquired, the Panaxia Pharmacy Licenses. Any change to the status of any license as a result of failing to comply with the IMCA Pre-Approval Requirement, including Future Material Holders failing to obtain sufficient approvals, may result in a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Reliance on Focus Facility

Focus' license from the MOH to propagate and cultivate medical cannabis in the State of Israel (the "Focus License") is specific to the propagation and cultivation facility in Moshav Sde Avraham, Israel, operated by Focus (the "Focus Facility") and both must remain in good standing for Focus to conduct the medical cannabis activities authorized thereunder. Adverse changes or developments affecting the Focus Facility, including but not limited to the failure to maintain all requisite regulatory and ancillary permits and licenses, the failure to comply with state or municipal regulations, or a breach of security, could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

In addition, any breach of the long-term land lease agreement between Focus and the landowners on which the Focus Facility is built and operated (the "Focus Lease Agreement") or any failure to renew the Focus Lease Agreement, on materially similar or more favorable terms, may have a material adverse effect on the Group's business, financial condition, results of operations and prospects, and could also have an impact on Focus' ability to continue operating under the Focus License or to renew the Focus License.

The Focus Facility is subject to state and municipal regulation and oversight, including the acquisition of all required regulatory and ancillary permits to conduct operations or undertake any construction. Any breach of regulatory requirements, security measures or other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by government regulators at all levels, could also have an impact on Focus' ability to maintain the Focus Lease Agreement and/or keep the Focus Facility in good standing, and to continue operating under the Focus License or the prospect of renewing the Focus License.

The Focus Facility continues to operate with routine maintenance. Focus will bear many, if not all, of the costs of maintenance and upkeep of the Focus Facility, including replacement of components over time. Focus' operations and the Group's financial performance may be adversely affected if Focus is unable to keep up with maintenance requirements.

In December 2020, the municipal committee presiding over planning and construction in southern Israel (the "Construction Committee") advised Focus that it was the subject of certain allegations regarding inadequate permitting for construction relating to the Focus Facility (the "Construction Allegations"). Focus' shareholders and directors, including Oren Shuster and Rafael Gabay, received a summons and have testified before the Construction Committee. In January 2021, the MOH advised Focus that it had received a complaint of the same nature as the Construction Allegations (the "MOH Allegations"). Focus is fully cooperating with the ongoing investigations of both the Construction Committee and the MOH. As of the date of this Prospectus Supplement, no formal legal proceedings have been commenced against any of Focus, Mr. Shuster or Mr. Gabay. In the event that formal legal proceedings in respect of the Construction Allegations and/or the MOH Allegations are launched, potential consequences of any negative outcome may include, but are not limited to: (i) criminal charges against any or all of Focus or Focus' shareholders and directors, including Mr. Shuster and Mr. Gabay; (ii) monetary penalties or fines; (iii) temporary or permanent suspension of the Focus License; and (iv) other consequences that may limit, in part or as a whole, Focus' operations under the Focus License. A negative outcome to the Construction Allegations or the MOH Allegations may have a material adverse effect on the business, results of operations and financial conditions of the Group.

Management of Growth and Acquisition Integration

The Company may be subject to growth related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth, any negative impact may have a material adverse effect on the Company's business, financial condition, results of operation and prospects.

In addition, the realization of the benefits of acquisitions made by the Company, including without limitation the acquisition of Trichome and if/when completed, the MYM Transaction, depend in part on successfully consolidating functions and integrating and leveraging operations, procedures and personnel in a timely and efficient manner as well as the Company's ability to share knowledge and realize revenues, synergies and other growth opportunities from combining the acquired businesses and operations with those of the Company. The integration of acquired businesses may depend on a number of factors, including without limitation: (i) the input of substantial management effort, time and resources; (ii) the successful incorporation of key personnel from acquired companies for post-acquisition periods; and (iii) the execution of effective non-competition agreements with certain employees or ex-employees of the acquired companies. Any failure in successfully integrating acquired businesses may result in a material adverse effect on the Company's business, financial condition, operating results and prospects.

Furthermore, there is no guarantee that the Company will be able to continue developing operations in its current jurisdictions or expand into new jurisdictions. Any such activities will require, among other things, various regulatory and other third-party approvals, licenses and permits and there is no guarantee that any or all required approvals, licenses and permits will be obtained.

Negative cash flow from operations

During the year ended December 31, 2020, the Company had negative cash flows from operating activities. Although the Company expects to generate positive cash flows from its future operating activities, there is no assurance that it will achieve this objective. If operational cash flows continue to be negative, the Company may be required to fund future operations with alternative financing options such as offerings of securities. Continued negative cash flow may restrict the Company's ability to pursue its business objectives.

Capital resources

Historically, capital requirements have been primarily funded through the proceeds obtained from the Company's previously completed October 2019 private placement of subscription receipts of the Company, exercises of outstanding securities of the Company, and its Israeli operations. Factors that could affect the availability of financing necessary to implement the Group's business objectives include the progress and results of the Group's expansion efforts, the state of international debt and equity markets, and investor perceptions and expectations of the global cannabis markets and the cannabis markets in Israel, Europe and Canada. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company. Based on the amount of funding raised, the Group's planned business objectives may be postponed, or otherwise revised, as necessary.

Need for Additional Financing

The Company's continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company's going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company's debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue its business objectives, including potential acquisitions.

Completion of Offering not guaranteed

The completion of the Offering is subject to the completion of definitive binding documentation and satisfaction of a number of conditions. There can be no certainty that the Offering will be completed.

Return on Offered Securities not guaranteed

There is no guarantee that the Offered Securities will earn any positive return in the short term or long term. Investing in the Offered Securities is speculative and involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Investing in the Offered Securities is appropriate only for investors who have the capacity to absorb a loss of some or all of their holdings.

Discretion in the Use of Proceeds

The Company currently intends to allocate the net proceeds received from the Offering as described under "Use of Proceeds" in this Prospectus Supplement. However, management will have discretion concerning the use of the proceeds of the Offering as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company's results of operations and financial condition may suffer and, consequently, could adversely affect the price of the Company's securities on the open market.

Securities of IMCC are subject to price volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of IMCC include macroeconomic developments in Canada and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that fluctuations in cannabis prices will not occur. As a result of any of these factors, the market price of securities of IMCC at any given time may not accurately reflect the long-term value of IMCC.

In the past, following periods of volatility in the market price of a company's securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of IMCC.

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its shareholders could depress the market price of the Company's securities and impair the Company's ability to raise capital through the sale of additional equity securities. The Company cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares or Listed Warrants. The price of the Common Shares or Listed Warrants could be affected by possible sales of the Common Shares or Listed Warrants by hedging or arbitrage trading activity. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment. In addition, there can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell Common Shares.

Holders of Common Shares will be Diluted

The Company may issue additional securities in the future, which may dilute a shareholder's holdings in the Company and reduce the value of its investment. The Company's articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances.

The issuance of the Panaxia Consideration Shares contemplated by the Panaxia Transaction, if completed, will cause a level of dilution of shareholdings that is dependent on the closing price of the Common Shares on Nasdaq immediately prior to the second closing of the Panaxia Transaction. Such level of dilution cannot be determined until the number of Panaxia Consideration Shares to be issued is determined.

If completed, the issuance of Common Shares contemplated by the MYM Transaction will cause a level of dilution of shareholdings based upon the number of Common Shares issued as consideration for the transaction. See "MYM Transaction".

Moreover, additional Common Shares will be issued by the Company on the exercise of Options under the Company's incentive stock option plan (the "Plan") and upon the exercise of outstanding Common Share purchase warrants and Broker Options. As of the date of this Prospectus Supplement, the number of Common Shares issuable pursuant to the Plan together with Common Shares issuable under all securities based compensation arrangements of the Company is subject to a maximum number of Common Shares reserved for issuance of 10% of the issued and outstanding Common Shares on a rolling basis (the "Option Cap"). Subject to shareholder approval, the Option Cap may be increased to a higher percentage of the issued and outstanding Common Shares. As a result, additional dilution may occur if more securities of the Company are issued under the increased Option Cap.

Risks Related to the MYM Transaction

The closing of this Offering is not conditional upon the completion of the MYM Transaction, and should be considered separate and apart from the MYM Transaction. Each of the Company and MYM has the right to terminate the arrangement agreement in certain circumstances. In addition, the completion of the MYM Transaction is subject to a number of conditions precedent. Among other things, the MYM Transaction is conditional upon the approval of the MYM Transaction by MYM securityholders, approval by the Supreme Court of British Columbia and regulatory approvals. Accordingly, there can be no assurance that the MYM Transaction will close within the timeframe currently anticipated by the Company, or at all.

Risks Related to the Warrants

There is no established public trading market for the Warrants, and the Company does not expect such a market to develop. In addition, the Company does not plan on making an application to list the Warrants on the CSE, Nasdaq, or any other securities exchange or other trading system. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. There can be no assurance that an active trading market for such Warrants will develop or, if developed, that any such market, including for Common Shares and Listed Warrants, will be sustained.

Except in limited circumstances specified in the Warrants, holders of the Warrants will not be entitled to any voting rights, dividends or other rights as shareholders of the Company, prior to the exercise of their Warrants.

The Warrants have an exercise price of US$[•] per Warrant Share and expire [•] years after the Closing Date. If the price of our Common Shares does not exceed the exercise price of the Warrants during the period when the Warrants are exercisable, the Warrants may not have any value.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Company, on a consolidated basis, since December 31, 2020, except (i) the resulting decrease in number of Common Shares issued and outstanding pursuant to the Consolidation; (ii) the resulting decrease in number of Options issued and outstanding pursuant to a consolidation of 4 pre-consolidation options to 1 post-consolidation option, in connection with the Consolidation; (iii) the grant of 885,500 Options pursuant to the Company's stock option plan, on a post-Consolidation basis; (iv) the issue of 318,182 Common Shares issued pursuant to the exercise of 368,604 Options, including cashless exercises, on a post-Consolidation basis; (v) the issue of 161,779 Common Shares issued pursuant to the exercise of 647,116 Common Share purchase warrants; (vi) the issue of 49,408 Common Shares and 75,300 Common Share purchase warrants issued pursuant to the exercise of 197,632 Broker Options and (vii) the issue of 10,205,817 Common Shares pursuant to the Trichome Transaction inclusive of 100,916 Common Shares issued for advisory fees in connection with the Trichome Transaction (collectively, the "Subsequent Capital Changes"). As at market close on May 3, 2021, the Company had:

(a) 50,500,985 Common Shares issued and outstanding;

(b) 9,344,596 Common Share purchase warrants issued and outstanding, including:

(i) 9,277,134 Listed Warrants expiring October 11, 2021, whereby four Listed Warrants are required to be exercised to purchase one Common Share at an adjusted exercise price of $5.20, with such Listed Warrants listed for trading on the CSE; and

(ii) 67,462 unlisted Common Share purchase warrants expiring August 30, 2022 (the "Unlisted Warrants"), whereby four Unlisted Warrants are required to be exercised to purchase one Common Share at an adjusted exercise price of $5.20, with such Unlisted Warrants issued as a result of exercises of Broker Options prior to the Consolidation and not listed for trading on any exchanges;

(c) 674,414 Broker Options expiring on August 30, 2022, whereby four Broker Options are required to be exercised to purchase one unit at an adjusted exercise price of $4.20, with each unit exercisable into one Common Share and one-half of one Unlisted Warrant, with each whole Unlisted Warrant, issued following the Consolidation, exercisable to purchase one Common Share at an exercise price of $5.20;

(d) 3,582,389 Options expiring between October 2022 and October 2029, with a weighted average exercise price of $3.64 per Common Share and each Option exercisable into one Common Share; and

(e) No RSUs issued and outstanding.

The following table sets forth the capitalization of the Company (a) as at December 31, 2020 adjusted on a post-Consolidation basis; and (b) as at December 31, 2020 adjusted on a post-Consolidation basis and after giving effect to the Offering and Subsequent Capital Changes. The table should be read in conjunction with the Annual Financial Statements and MD&A, each incorporated by reference in this Prospectus Supplement.

Security	Outstanding as at December 31, 2020	As at December 31, 2020 after giving effect to the Offering and Subsequent Capital Changes(1)(2)
Common Shares	39,765,782	[•]
Warrants	9,893,154(3)	[•](4)
Broker Options	872,046(5)	674,414(5)
Agent Warrants	Nil	[•]
Options	3,154,871(6)	3,582,389(7)

Notes:

(1) Assumes the Over-Allotment Option is fully exercised and there are no U.S. Purchasers.

(2) Reflects the issuance of [•] Offered Shares, [•] Warrants and [•] Agent Warrants pursuant to the Offering.

(3) Consists of 9,729,264 Common Share purchase warrants expiring October 11, 2021 and 163,890 Common Share purchase warrants expiring August 30, 2022 with terms of such warrants adjusted on a post-Consolidation basis, whereby four Common Share purchase warrants are required to be exercised to purchase on Common Share at an adjusted exercise price of $5.20.

(4) Consists of 9,277,134 Common Share purchase warrants expiring October 11, 2021 and 67,462 Common Share purchase warrants expiring August 30, 2022 with terms of such warrants adjusted on a post-Consolidation basis, whereby four Common Share purchase warrants are required to be exercised to purchase one Common Share at an adjusted exercise price of $5.20 and [•] Warrants issued pursuant to this Offering, whereby each Warrant is exercisable for one Common Share at an exercise price of US$[•].

(5) Broker Options expiring on August 30, 2022 with terms adjusted on post-Consolidation basis, whereby four Broker Options are required to be exercised to purchase one unit at an adjusted exercise price of $4.20, with each unit exercisable into one Common Share and one-half of one Common Share purchase warrant, with each such whole warrant exercisable to purchase one Common Share at an exercise price of $5.20.

(6) Options expiring between October 2022 and October 2029, with a weighted average exercise price of $2.22 per Common Share and each Option exercisable into one Common Share.

(7) Options expiring between October 2022 and October 2029, with a weighted average exercise price of $3.64 per Common Share and each Option exercisable into one Common Share.

MYM TRANSACTION

MYM is a Canadian cultivator, processor and distributor of premium cannabis via its two wholly-owned subsidiaries - SublimeCulture Inc. in Laval, QC and Highland Grow Inc. in Antigonish, NS. The consideration to be paid by the Company in connection with the MYM Transaction is described in the Company's material change report dated April 12, 2021, which is incorporated by reference in this Prospectus Supplement.

Effect on Financial Position

Securities regulation in Canada requires that an issuer describe a proposed acquisition in a prospectus if the proposed acquisition has progressed to a state where a reasonable person would believe that the likelihood of the issuer completing the acquisition is high and where the proposed acquisition would be a "significant acquisition" for the purposes of Part 8 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") if completed as of the date of such prospectus.

The MYM Transaction would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of this Prospectus Supplement. Accordingly, certain unaudited pro forma combined financial statements of the Company, Trichome and MYM are included in this Prospectus Supplement in Appendix "A" hereto, comprised of the following: (i) unaudited pro forma consolidated statement of financial position of the pro forma combined entity as at December 31, 2020; (ii) unaudited pro forma consolidated statements of profit or loss and other comprehensive income pro forma combined entity for the year ended December 31, 2020 using a constructed MYM financial year of November 30, 2019 to November 30, 2020; and (iii) earnings per share of the pro forma combined entity based on such income statement. The unaudited pro forma consolidated financial statements have been prepared to give effect to the MYM Transaction and the Trichome Transaction as if MYM and Trichome were subsidiaries of the Company during the periods presented, and may not be indicative of either the results that actually would have occurred if MYM and/or Trichome was a subsidiary of the Company during such periods, or of the future financial position or results of operations of the Company. In addition, the audited consolidated financial statements of MYM for the years ended May 31, 2020 and 2019 and the unaudited consolidated financial statements of MYM for the three and nine months ended February 28, 2021 and 2020 are included in this Prospectus Supplement in Appendix "B1" and Appendix "B2", respectively, and are also available on MYM's SEDAR profile at www.sedar.com.

The completion of the MYM Transaction is subject to court, securityholder and regulatory approvals. There can be no assurance that the Company will complete the MYM Transaction. See "Risk Factors - Risks Related to the MYM Transaction".

The Company does not currently have any plans or proposals for material changes in the business of MYM that may have a significant impact on the financial performance and financial position of the Company, including any proposal to sell, lease or exchange all or substantially all or a substantial part of the business of MYM or to make any material changes to the Company's business.

Other

To the knowledge of the Company, there has not been any valuation opinion obtained within the last 12 months by the Company or MYM and required by securities legislation or a Canadian exchange or market. MYM is not an informed person, associate or affiliate of the Company; however, Howard Steinberg, a director of the Company's wholly-owned subsidiary Trichome, and an executive of the Company's indirect wholly-owned subsidiary TJAC, is a director of MYM.

USE OF PROCEEDS

The net proceeds to the Company from the Offering are estimated to be US$[•] after deducting the payment of the Agent's Fee of US$[•] in aggregate, but before deducting the expenses of the Offering (estimated to be approximately US$[•]).

Although the Company expects to generate positive cash flows from its future operating activities, the Company currently has negative cash flow from operating activities. To the extent that the Company has negative cash flows in future periods in excess of net proceeds from the sale of Offered Securities, it may need to deploy a portion of net proceeds from the sale of Offered Securities to fund such negative cash flow. Any unallocated funds raised from this Offering will be added to the working capital of the Company and will be expended at the discretion of management. The Chief Financial Officer of the Company is responsible for the supervision of the allocation of funds according to the Company's business objectives. See "Risk Factors - Discretion in the Use of Proceeds".

The current COVID-19 pandemic as well as future developments in the Company's operations or unforeseen events may also impact the ability of the Company to use the proceeds from the sale of the Offered Securities as intended or disclosed in this Prospectus Supplement. See "Risk Factors - COVID-19 and global health crisis" and "Risk Factors - Discretion in the Use of Proceeds".

As at the date of this Prospectus Supplement, the Company has approximately $28,000,000 in working capital. Based on cash or cash equivalents of approximately $8,500,000 available and the Company's working capital position as at the date of this Prospectus Supplement, the Company expects to have sufficient funds available to fund its projected cash burn rate for approximately twenty-four months following the date of this Prospectus Supplement without requiring alternative sources of funding. See "Risk Factors - Capital resources".

Principal Purposes

The Company intends to use the majority of the net proceeds of the Offering for (i) supporting growth initiatives in its core markets of Israel, Germany and Canada; (ii) additional strategic mergers and acquisitions opportunities; and (iii) general working capital purposes as follows:

PURPOSE	USE OF PROCEEDS (US$)
CAPEX ACTIVITIES	[•]
M&A AND INVESTMENTS	[•]
WORKING CAPITAL	[•]
GENERAL CORPORATE EXPENSES	[•]
TOTAL	[•]

The above noted allocation represents the Company's intentions with respect to its use of proceeds based on current knowledge, planning and expectations of management of the Company. Actual expenditures may differ from the estimates set forth above. There can be no assurances the above objectives will be completed. There also may be circumstances, where for business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives. See "Risk Factors - Discretion in the Use of Proceeds".

Significant Events, Milestones or Objectives

The primary business objectives relating to the use of proceeds set out above for the Company over the next 12 months are to continue to grow its operations in all three markets: Israel, Germany and Canada.

Israel

In Israel, the Company's objective is to continue to develop its IMC brand through its commercial agreements with Focus.

In 2021, the Group intends to increase its presence in the Israeli medical cannabis market by pursuing vertical integration opportunities in the several segments of this market through the acquisition of operating entities, including the distribution segment and the retail segment through the completion of the Panaxia Transaction and acquisition of licensed pharmacies. The Company believes that entering the retail and distribution segments are expected to allow for cost savings, margin and revenue increases and additional business opportunities through the presence of the Group in various levels of the medical cannabis supply chain and direct access to patients to benefit from market knowledge and trends. The anticipated completion of the Panaxia Transaction and its acquisition of Panaxia’s pharmacy, if opted for, will be a milestone related to this objective. See “Recent Developments”.

Germany

The Company's objective in Europe is to continue to gain market share in the German market via securing additional supply agreements with additional supply partners to diversify its sources of premium and super premium cannabis products and further develop its European presence. These additional supply agreements will expand the Company's product portfolio and attract more opportunities for distribution of products to its distribution partners.

In addition, the Company plans to continue investing in marketing and sales initiatives including physician education programs.

Canada

Following the Trichome Transaction, the Company plans to continue increasing its presence in Canada by executing its merger & acquisition strategy and seeking to acquire additional licensed cannabis producers with the objective of becoming a dominant supplier in the premium and super premium segment in the Canadian market. As part of the Company's use of proceeds towards Canadian mergers and acquisitions activities, the Company expects that the MYM Transaction will be completed before the end of 2021. For further information on the MYM Transaction, see "Recent Developments - MYM Transaction".

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement between the Company and Agent, the Company has agreed to sell and the Agent has agreed to arrange, on a best efforts basis, for purchasers of up to [•] Offered Shares at a price of US$[•] per Offered Share payable in cash to the Company and [•] Warrants, for no additional consideration, pursuant to the securities legislation of each of the provinces of British Columbia, Alberta and Ontario in Canada. The Agent will also offer the Offered Securities in the United States, by or through United States registered broker-dealers that may be appointed by the Agent as sub-agents, including A.G.P./Alliance Global Partners and Roth Capital Partners, LLC, pursuant to the MJDS. The Offered Shares will be sold directly to the U.S. Purchasers at the Offering Price and the Warrants will be issued to the U.S. Purchasers for no additional consideration pursuant to the Purchase Agreement. The Offering Price and the issuance, exercise price and other terms of the Warrants were determined by negotiation between the Company, the Agent and the U.S. Purchasers with reference to the prevailing market prices of the Common Shares.

The Agency Agreement provides that the obligations of the Agent are subject to certain conditions precedent, including, among other things, notifications to the CSE and Nasdaq, the absence of any material adverse change in our business and the receipt of customary opinions and closing certificates. The Company has agreed to pay to the Agent the Agent’s Fee equal to 6.5% of the gross proceeds realized from the Offering in consideration for their services rendered in connection with the Offering. As additional compensation, the Company has agreed to issue that number of Agent Warrants to the Agent as is equal to 3% of the total number of Offered Shares and Over-Allotment Shares sold under the Offering on the Closing Date. Each Agent Warrant will entitle the Agent to purchase one Agent Warrant Share at a price of US$[•] per Agent Warrant Share, subject to adjustment, at any time following the date that is six (6) months after the date of the Agency Agreement until the date that is the three and one-half (3.5) anniversary of the Agency Agreement. This Prospectus Supplement qualifies the distribution of the Agent Warrants and the Agent Warrant Shares to the Agent or its designees. In addition, the Company has agreed to reimburse the Agent for the fees and disbursements of their counsel and clearing agent fees in an amount not to exceed US$95,000 and to reimburse up to US$15,000 for other non-accountable expenses of the Agent. The Company has agreed to indemnify the Agent and United States sub-agents appointed by the Agent against certain liabilities, as described in the Agency Agreement.

The Purchase Agreement provides that the Company's obligation to issue and sell the Offered Securities to the U.S. Purchasers is subject to the conditions set forth in the Purchase Agreement. The U.S. Purchasers' obligations to purchase the Offered Securities is subject to the conditions set forth in the Purchase Agreement as well, including notifications to the CSE and Nasdaq, the absence of any material adverse change in our business and the receipt of customary opinions and closing certificates. We have agreed to indemnify the U.S. Purchasers and certain representatives of the U.S. Purchasers against liabilities arising out of or relating to any breach of any of the representations, warranties, covenants or agreements made by us in the Purchase Agreement and other agreements related to the Offering.

It is expected that the Closing Date will occur on May 7, 2021 or such later date as the Company, the Agent and the U.S. Purchasers may agree. The Purchase Agreement provides that the Purchase Agreement may be terminated by any U.S. Purchaser, as to such U.S. Purchaser's obligations thereunder only and without any effect whatsoever on the obligations between the Company and the other U.S. Purchasers, by written notice to the other parties, if the Closing Date has not occurred on or before the fifth trading day following the date of the Purchase Agreement.

The Company has granted the Agent the Over-Allotment Option, exercisable in whole or in part at any time and from time to time for a period from the date hereof to 30 days following the Closing Date, to offer for sale Over-Allotment Shares and Over-Allotment Warrants as is equal to 15% of the number of Offered Securities issued under the Offering, solely to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Agent in respect of Over-Allotment Securities at the Offering Price. Any United States registered broker-dealers that are appointed by the Agent as sub-agents will not participate in the exercise of the Over-Allotment Option or sale of any Over-Allotment Securities. This Prospectus Supplement qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Securities. A purchaser who acquires securities forming part of the Agent's over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether such over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or through secondary market purchases.

We estimate the total expenses of the Offering, which will be payable by us, excluding the Agent's Fee, will be approximately US$[•]. After deducting the Agent's Fee and our estimated offering expenses, we expect the net proceeds from the Offering to be approximately US$[•].

There can be no assurance that any or all of the Offered Shares will be sold.

The Company has notified Nasdaq of the Offering. The Company has also given notice to list the Offered Shares, the Warrant Shares, the Over-Allotment Shares, the Over-Allotment Warrant Shares and the Agent Warrant Shares on the CSE. Listing will be subject to our fulfillment of all the requirements of Nasdaq and the CSE. There can be no assurance that the securities offered pursuant to this Prospectus Supplement will be accepted for listing on Nasdaq or the CSE. There is no existing trading market through which the Warrants or the Over-Allotment Warrants offered under this Offering may be sold and purchasers may not be able to resell such Warrants or Over-Allotment Warrants purchased. In addition, the Company does not plan on making an application to list the Warrants or the Over-Allotment Warrants offered under this Offering on the CSE, Nasdaq or any other securities exchange or other trading system. This may affect the pricing of such Warrants or Over-Allotment Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Warrants or Over-Allotment Warrants and the extent of issuer regulation. No assurances can be given that a market for trading in such Warrants or Over-Allotment Warrants will develop or as to the liquidity of any such market. See "Risk Factors - Risks Related to the Warrants".

Any Agent Warrants and any Agent Warrant Shares received by United States registered broker-dealers that are appointed by the Agent as sub-agents shall be granted only in respect of Offered Shares sold in the Offering and not pursuant to the exercise of the Over-Allotment Option. Pursuant to FINRA Rule 5110(e), such Agent Warrants and Agent Warrant Shares shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this Offering, except as otherwise permitted pursuant to FINRA Rule 5110(e)(2).

The obligations of the Agent under the Agency Agreement may be terminated by the Agent at any time in its sole discretion on the occurrence of certain stated events and in its reasonable opinion on the basis of their assessment of the state of the financial markets. While the Agent has agreed to use its best efforts to sell the Offered Shares hereby, the Agent is not obligated to purchase Offered Shares that are not sold.

It is anticipated that the Offered Shares will be issued in "book-entry only" form and represented by a global certificate or certificates, or be represented by uncertificated securities, registered in the name of CDS or its nominee, DTC or DWAC on the Closing Date as directed by the Agent, and will be deposited with CDS, DTC or DWAC, as the case may be. Except in limited circumstances, no beneficial holder of Offered Shares will receive definitive certificates representing their interest in the Offered Shares. Beneficial holders of Offered Shares will receive only a customer confirmation from the Agent or another registered dealer who is a CDS, DTC or DWAC participant and from or through whom a beneficial interest in the Offered Shares is acquired. Certain other holders may receive definitive certificates representing their interests in the Offered Shares. Definitive certificates representing the Warrants will be available for delivery to the Purchasers on the Closing Date.

The foregoing does not purport to be a complete statement of the terms and conditions of the Agency Agreement and the Purchase Agreement. Copies of the Agency Agreement will be filed with the securities regulatory authorities in Canada on SEDAR and included as exhibits to a current report on Form 6-K to be furnished to the SEC in connection with the Offering and are incorporated by reference herein.

The Agent and its affiliates will not engage in any transactions to stabilize or maintain the price of our Common Shares in connection with any offer or sales of Offered Securities pursuant to the Agency Agreement, nor will the Agent and its affiliates bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under applicable laws, until the Agent have completed their participation in the Offering.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Company is authorized to issue an unlimited number of the Common Shares. As of May 3, 2021, there were 50,500,985 Common Shares issued and outstanding. There are also (i) Options outstanding to purchase up to 3,582,389 Common Shares at prices ranging from $1.60 to $10.02 per Common Share; (ii) warrants outstanding to purchase up to 2,336,149 Common Shares at a price of $5.20 per Common Share, as at May 3, 2021; and (iii) Broker Options outstanding to purchase up to 168,603 Common Shares at a price of $4.20 per Common Share, in addition to 84,302 Common Shares issuable upon exercise of the underlying warrants to purchase Common Shares at a price of $5.20 per Common Share issued upon exercise of such Broker Options.

The holders of Common Shares are entitled to receive notice of and to attend any meeting of the shareholders of the Company and are entitled to one vote for each Common Share held (except at meetings at which only the holders of another class of shares, if applicable, are entitled to vote). The holders of Common Shares are entitled to receive dividends, on a pro rata basis, if, as and when declared by the Board and, subject to the prior satisfaction of all preferential rights, to participate rateably in the net assets of the Company in the event of any dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among shareholders for the purposes of winding up its affairs. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

The holders of Common Shares are entitled to receive dividends if, as and when, declared by the Board. The Company anticipates using all available cash resources toward its stated business objectives. As such, the Company does not anticipate the payment of dividends in the foreseeable future. At present, the Company's policy is to retain earnings, if any, to finance its business operations. The payment of dividends in the future will depend upon, among other factors, the Company's earnings, capital requirements and operating financial conditions.

The Common Shares are listed on the CSE and Nasdaq under the symbol "IMCC".

Warrants

The Warrants will not be issued under a warrant indenture and will be represented and governed by the provisions of stand-alone warrant certificates. The following is a brief summary of the material terms of the Warrants and is subject in all respects to the provisions contained in the form of certificate representing and governing the Warrants, the form of which will be included as an exhibit to the Purchase Agreement to be furnished to the SEC in connection with the Offering.

Each Warrant will entitle the holder thereof to purchase one Warrant Share at a price of US$[•]  per Warrant Share (except in the case of a cashless exercise as discussed below) at any time following the Closing Date until 5:00 p.m. (Eastern time) on the date that is [•] years after the Closing Date. The exercise price is subject to appropriate adjustment in the event of stock dividends and distributions, recapitalization, stock splits, stock combinations, reclassifications or similar events affecting the Common Shares.

Unless otherwise specified in the applicable Warrant, the holder will not have the right to exercise any portion of the Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. By written notice to us and subject to certain conditions, the holder may increase or decrease the foregoing percentage to any other percentage not in excess of 9.99%.

If at any time during the exercise period of the Warrant, a prospectus or registration statement covering the Warrant Shares issuable upon exercise of the Warrant that are the subject of such exercise notice is not available for the sale of such Warrant Shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the Warrant may be exercised by an election of the holder to receive upon such exercise the "net number" of Warrant Shares determined according to a formula set forth in the warrant certificate.

Subject to applicable laws, the Warrants may be transferred at the option of the holders upon surrender of the warrant certificates to us.

In the event of any fundamental transaction as described in the warrant certificate and generally including any merger with or into another entity (other than an affiliate of the Company), sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our Common Shares, then the successor or other applicable issuer must assume in writing all of our obligations under the Warrant, including issuance of a Warrant which is exercisable for a corresponding number of common shares equivalent to the number of Common Shares acquirable and receivable upon exercise of this Warrant prior to such fundamental transaction.

Except as otherwise provided in the warrant certificate or by virtue of such holder's ownership of Common Shares, the holders of the Warrants do not have the rights or privileges of holders of our Common Shares, including any voting rights, until they exercise their Warrants.

The Company does not plan on making an application to list the Warrants on the CSE, Nasdaq, or any other securities exchange or other trading system.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following, as of the date hereof, summarizes certain Canadian federal income tax consequences generally applicable under the Income Tax Act (Canada) (the "Tax Act") and the regulations enacted thereunder (collectively, the "Regulations") and the Canada-United States Income Tax Convention (1980) (the "Convention") to the holding and disposition of Offered Shares, Warrant Shares or Warrants by a holder ("Holder" and collectively, the "Holders") who acquires Offered Securities pursuant to this Prospectus. For the purposes of this summary, the term "Common Shares" shall also include the Offered Shares and any Warrant Shares acquired upon the exercise of the Warrants, unless the context otherwise requires. This summary is applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, deals at arm's length with, and is not affiliated with the Company and holds Common Shares and Warrants as capital property. Generally, the Common Shares or Warrants will be considered to be capital property to a Holder provided that the Holder does not hold such Common Shares or Warrants in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a "financial institution" for purposes of the "mark-to-market" rules in the Tax Act; (ii) that is a "specified financial institution" within the meaning of the Tax Act; (iii) that reports its "Canadian tax results" within the meaning of the Tax Act in a currency other than Canadian currency; (iv) an interest in which is, a "tax shelter investment" within the meaning of the Tax Act; (v) that has entered or will enter into a "derivative forward agreement" or "synthetic disposition agreement", each within the meaning of the Tax Act, in respect of Common Shares and/or Warrants; (vi) that receives dividends on Common Shares under or as part of a "dividend rental arrangement" within the meaning of the Tax Act; or (vii) a Holder that is a corporation and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares and Warrant Shares, controlled by a (A) non-resident corporation, (B) non-resident individual, (C) non-resident trust, or (D) group of any of the foregoing who do no deal at arm's length with each other, for the purposes of section 212.3 of the Tax Act.

This summary is based upon the current provisions of the Tax Act and the Regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and Regulations thereunder (the "Tax Proposals") which have been announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") which have been made publicly available prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares or Warrants. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any investor. Investors should consult their own tax advisors for advice with respect to the tax consequences of an investment in Common Shares and Warrants, based on their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares and Warrants (including dividends, adjusted cost base and proceeds of disposition) must generally be expressed in Canadian Dollars. Amounts denominated in any other currency must be converted into Canadian Dollars generally based on the exchange rate quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Acquisition of Common Shares and Warrants

A reasonable allocation of the Offering Price between the Offered Share and the Warrant will be required to determine the cost of each to the Holder for purposes of the Tax Act. The Company has advised its counsel that, of the US$[•] Offering Price, the Company intends to allocate US$[•] to the Offered Share and US$[•] to the Warrant. Although the Company believes that such allocation is reasonable, it is not binding on the CRA or any Holder and the CRA may not agree with such allocation. Counsel expresses no opinion with respect to such allocation.

When Common Shares (including an Offered Share) or Warrants are acquired by a Holder who already owns Common Shares or Warrants, the cost of newly acquired Common Shares or Warrants will be averaged with the adjusted cost base of all Common Shares or Warrants, respectively, owned by the Holder as capital property before that time for the purpose of determining the Holder's adjusted cost base of all Common Shares and Warrants, as the case may be, held by such person.

Exercise of Warrants

The exercise of a Warrant to acquire a Warrant Share will be deemed not to constitute a disposition of property for purposes of the Tax Act and consequently no gain or loss will be realized by a Holder upon such an exercise. When a Warrant is exercised, the Holder's cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder's adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder's adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base to the Holder of all other Common Shares owned by the Holder and held as capital property immediately prior to such acquisition.

Holders Resident in Canada

The following section of this summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable tax treaty or convention, is or is deemed to be resident of Canada at all relevant times (a "Resident Holder"). Certain Resident Holders who might not otherwise be considered to hold Common Shares as capital property may, in certain circumstances, be entitled to have such Common Shares (but, for avoidance of doubt, not Warrants) and all other "Canadian securities" as defined in the Tax Act owned by them in the year in which the election is made and all subsequent taxation years treated as capital property by making an irrevocable election under subsection 39(4) of the Tax Act. Resident Holders contemplating such an election should consult their own advisors.

Expiry of Warrants

In the event of the expiry of an unexercised Warrant, the Resident Holder will realize a capital loss equal to the Resident Holder's adjusted cost base of such Warrant. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading "Capital Gains and Losses".

Dividends

Dividends received or deemed to be received on the Common Shares will be included in computing the Resident Holder's income. In the case of a Resident Holder that is an individual (other than certain trusts) such dividends will be subject to the gross-up and dividend tax credit rules applicable in respect of taxable dividends received from "taxable Canadian corporations" (as defined in the Tax Act). An enhanced dividend tax credit will generally be available to a Resident Holder that is an individual in respect of dividends designated by the Company as "eligible dividends". There may be limitations on the ability of the Company to designate dividends as "eligible dividends". Resident Holders who are individuals (other than certain trusts) may be subject to alternative minimum tax in respect of taxable dividends.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividends that is included in its income for a taxation year received or deemed to be received on the Common Shares will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Resident Holders that are "private corporations" (as defined in the Tax Act) or "subject corporations" (as defined in the Tax Act) may be subject to a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent such dividends are deductible in computing the Resident Holder's taxable income for the year. This refundable tax generally will be refunded to a Resident Holder that is a corporation when sufficient taxable dividends are paid to its shareholders while it is a private corporation or subject corporation.

Disposition of Common Shares and Warrants

A disposition or deemed disposition by a Resident Holder of Common Shares (other than on a purchase for cancellation by the Company) or Warrants (which, as discussed above, does not include an exercise of Warrants to acquire such Warrant Shares) will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of reasonable costs of disposition, are greater (or less) than such Resident Holder's adjusted cost base of such Common Shares or Warrants, as the case may be, immediately before the disposition or deemed disposition. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading "Capital Gains and Losses".

Capital Gains and Losses

Generally, one-half of any capital gain will be included in the Resident Holder's income as a taxable capital gain and one-half of any capital loss must normally be deducted as an allowable capital loss against taxable capital gains realized in the taxation year of disposition or deemed disposition to the extent and under the circumstances described in the Tax Act. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year to the extent and in the circumstances prescribed in the Tax Act.

If the Resident Holder is a corporation, any capital loss arising on the disposition or deemed disposition of a Common Share may, in certain circumstances be reduced by the amount of any dividends previously received or deemed to have been previously received on the Common Share. Similar rules may apply to reduce any capital loss in respect of the disposition or deemed disposition of Common Shares held by a trust or partnership of which a corporation, partnership or trust is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be required to pay an additional refundable tax on certain investment income, including taxable capital gains. Resident Holders who are individuals (other than certain trusts) may be subject to alternative minimum tax in respect of capital gains.

Resident Holders should consult and rely on their own tax advisors with respect to the application of these additional taxes based on their own particular circumstances.

Holders Not Resident in Canada

The following section of this summary is generally applicable to Holders who for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times (i) have not been and will not be deemed to be resident in Canada at any time while they hold the Common Shares or Warrants; and (ii) do not use or hold the Common Shares or Warrants in carrying on a business in Canada ("Non-Resident Holders").

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. Under the Convention, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Convention and fully entitled to benefits under the Convention (a "U.S. Holder") is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company's voting shares).

Dispositions of Common Shares and Warrants

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share or a Warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share or Warrant constitutes "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Common Shares are listed on a "designated stock exchange", as defined in the Tax Act (which includes the CSE and Nasdaq), at the time of disposition, the Common Shares and Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, partnerships in which the Non-Resident Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Common Shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, a Common Share or Warrant may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain circumstances. A Non-Resident Holder's capital gain (or capital loss) in respect of a disposition of Common Shares or Warrants that constitute or are deemed to constitute taxable Canadian property to a Non-Resident Holder (and are not "treaty protected property" as defined in the Tax Act) will generally be computed in the manner described above under the subheading "Holders Resident in Canada - Disposition of Common Shares and Warrants". Non-Resident Holders whose Common Shares or Warrants are taxable Canadian property should consult their own tax advisors regarding the tax and compliance considerations that may be relevant to them.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to the Offering, the exercise, disposition, and lapse of Warrants acquired pursuant to the Offering, and the acquisition, ownership, and disposition of Warrant Shares received upon exercise of the Warrants.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of Offered Shares, Warrants and Warrant Shares pursuant to the Offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares, Warrants, and Warrant Shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions and the Convention, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Offered Shares, Warrants or Warrant Shares acquired pursuant to the Offering that is for U.S. federal income tax purposes:

• a citizen or individual resident of the United States;

• a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

• an estate whose income is subject to U.S. federal income taxation regardless of its source; or

• a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Offered Shares, Warrants or Warrant Shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Offered Shares, Warrants and Warrant Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Offered Shares, Warrants and Warrant Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Offered Shares, Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Offered Shares, Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares, Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are subject to special tax accounting rules with respect to Offered Shares, Warrants or Warrant Shares; (j) are U.S. expatriates or former long-term residents of the U.S.; (k) are subject to taxing jurisdictions other than, or in addition to, the United States or (l) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Company's outstanding shares. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares, Warrants or Warrant Shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Offered Shares, Warrants or Warrant Shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such owners. This summary does not address the tax consequences to any such entity or arrangement or owner. Owners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares, Warrants and Warrant Shares.

Tax Consequences Not Addressed

This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares, Warrants and Warrant Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of the acquisition, ownership, and disposition of Offered Shares, Warrants and Warrant Shares.

U.S. Federal Income Tax Consequences of the Acquisition of Offered Shares and Warrants

For U.S. federal income tax purposes, under the Offering, a U.S. Holder will be treated as acquiring one Offered Share and [•] Warrant for the Offering Price. The Offering Price will need to be allocated between these two components in proportion to their relative fair market values at the time of purchase by the U.S. Holder. This allocation of the Offering Price will establish a U.S. Holder's initial tax basis for U.S. federal income tax purposes in the Offered Share and [•] Warrant, respectively. For this purpose, the Company will allocate US$[•] of the Offering Price to the Common Share and US$[•] of the Offering Price to [•] Warrant. However, the IRS will not be bound by the allocation of the Offering Price by the Company or any U.S. Holder, and therefore, the IRS or a U.S. court may not respect such allocation. Each U.S. Holder should consult its own tax advisor regarding the allocation of the Offering Price.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants

The following discussion is subject in its entirety to the rules described below under the heading "Passive Foreign Investment Company Rules".

Exercise of Warrants

A U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share). A U.S. Holder's initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder's tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. It is unclear whether a U.S. Holder's holding period for the Warrant Share received on the exercise of a Warrant would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant.

In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of Warrants into Warrant Shares. The U.S. federal income tax treatment of a cashless exercise of Warrants into Warrant Shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a Warrant described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Warrants.

Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Warrant sold or otherwise disposed of. Any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Warrants Without Exercise

Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder's tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder's proportionate interest in the "earnings and profits" or the Company's assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the shareholders). Adjustments to the exercise price of Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. (See more detailed discussion of the rules applicable to distributions made by the Company at "U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Offered Shares and Warrant Shares - Distributions on Offered Shares and Warrant Shares" below).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Offered Shares and Warrant Shares

The following discussion is subject in its entirety to the rules described below under the heading "Passive Foreign Investment Company Rules".

Distributions on Offered Shares and Warrant Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share or Warrant Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the Company's current or accumulated "earnings and profits", as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Shares or Warrant Shares and thereafter as gain from the sale or exchange of such Offered Shares or Warrant Shares (see "Sale or Other Taxable Disposition of Offered Shares and Warrant Shares" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by the Company with respect to the Offered Shares or Warrant Shares will constitute ordinary dividend income. Dividends received on Offered Shares or Warrant Shares generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares and Warrant Shares

Upon the sale or other taxable disposition of Offered Shares or Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Offered Shares or Warrant Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Offered Shares or Warrant Shares have been held for more than one year.

Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" or "PFIC" under Section 1297 of the Code (a "PFIC") for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares, Warrants and Warrant Shares. Based on current business plans and financial expectations, the Company expects that it should not be a PFIC for its current tax year and expects that it should not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares, Warrants or Warrant Shares.

In addition, in any year in which the Company is classified as a PFIC, U.S. Holders will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a "Subsidiary PFIC"), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year and a U.S. Holder held Offered Shares, Warrants or Warrant Shares, such holder generally would be subject to special rules under Section 1291 of the Code with respect to "excess distributions" made by the Company on the Offered Shares, Warrants or Warrant Shares and with respect to gain from the disposition of Offered Shares, Warrants or Warrant Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Offered Shares, Warrants or Warrant Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Offered Shares, Warrants or Warrant Shares, as applicable. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares, Warrants or Warrant Shares ratably over its holding period for the Offered Shares, Warrants or Warrant Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner. Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code that apply to "excess distributions" and dispositions described above. However, under the proposed Treasury Regulations, for the purposes of the PFIC rules, the holding period for any Warrant Shares acquired upon the exercise of a Warrant will begin on the date a U.S. Holder acquires the Warrant (and not the date the Warrants are exercised). This will impact the availability, and consequences, of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares. Thus, a U.S. Holder will have to account for Warrant Shares and Offered Shares under the PFIC rules and the applicable elections differently. In addition, a QEF Election and Mark-to-Market Election may not be made with respect to the Warrants.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult with their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, Warrants and Warrant Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Offered Shares, Warrants or Warrant Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares or Warrant Shares (or with respect to any deemed dividend on the Warrants) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U.S. Holders may be subject to these reporting requirements unless their Offered Shares, Warrants, and Warrant Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Offered Shares, Warrants and Warrant Shares generally may be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES, WARRANTS AND WARRANT SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

PRIOR SALES

The following tables summarize the details of the Common Shares and any securities convertible or exchangeable for Common Shares issued by the Company during the 12-month period prior to the date of this Prospectus Supplement.

Common Shares

Date of Issuance	Price Per Common Share ($)(1)	Number of Common Shares(1)	Reason for Issuance
May 4, 2020	0.50	31,250	Warrants exercised
May 6, 2020	0.50	556,250	Warrants exercised
May 7, 2020	0.40	343,250	Broker options exercised
May 7, 2020	0.40	537,500	Warrants exercised
May 8, 2020	0.50	90,250	Warrants exercised
May 11, 2020	0.50	525,000	Warrants exercised
May 14, 2020	0.50	56,250	Warrants exercised
May 15, 2020	0.50	452,500	Warrants exercised
May 19, 2020	0.50	260,000	Warrants exercised
May 20, 2020	0.50	245,000	Warrants exercised
May 22, 2020	0.50	2,862,800	Warrants exercised
May 26, 2020	0.50	91,250	Warrants exercised
May 27, 2020	0.50	198,500	Warrants exercised
May 28, 2020	0.50	406,250	Warrants exercised
June 3, 2020	0.40	422,190	Broker options exercised
June 3, 2020	0.50	661,095	Warrants exercised
June 5, 2020	0.40	106,490	Broker options exercised
June 5, 2020	0.50	605,740	Warrants exercised
June 8, 2020	0.50	196,625	Warrants exercised
June 17, 2020	0.50	31,250	Warrants exercised
June 22, 2020	0.50	137,500	Warrants exercised
June 23, 2020	0.40	141,490	Broker options exercised
June 23, 2020	0.40	186,670	Options exercised
June 24, 2020	0.50	139,495	Warrants exercised
June 25, 2020	0.50	187,500	Warrants exercised
June 26, 2020	0.50	2,778,750	Warrants exercised

July 3, 2020	0.40	10,000	Options exercised
July 24, 2020	0.40	100,000	Options exercised
July 28, 2020	1.05	259,630	Broker options exercised
August 13, 2020	1.30	500	Warrants exercised
October 22, 2020	1.05	25,000	Options exercised
October 28, 2020	1.30	500	Warrants exercised
November 5, 2020	1.05	38,725	Broker options exercised
December 1, 2020	0.40	210,000	Options exercised
December 3, 2020	1.05	28,925	Broker options exercised
December 4, 2020	1.05	9,000	Options exercised
December 4, 2020	0.40	100	Options exercised
December 8, 2020	0.40	100,000	Options exercised
January 4, 2021	0.40	832,750	Options exercised
January 7, 2021	1.05	134,924	Broker options exercised
January 21, 2021	1.00	125,000	Options exercised
January 27, 2021	1.05	89,655	Options exercised
February 3, 2021	1.30	129,815	Warrants exercised
February 10, 2021	1.30	190,476	Warrants exercised
February 23, 2021	4.20	15,677	Broker options exercised
February 23, 2021	5.20	7,838	Warrants exercised
February 26, 2021	5.20	39,523	Warrants exercised
March 2, 2021	4.20	31,415	Options exercised
March 2, 2021	5.20	22,913	Warrants exercised
March 8, 2021	5.20	6,305	Warrants exercised
March 9, 2021	5.20	2,976	Warrants exercised
March 12, 2021	5.20	2,151	Warrants exercised
March 22, 2021	4.00	24,915	Options exercised

Notes:

(1) All figures dated before February 12, 2021 are reported on a pre-Consolidation basis and all figures dated after February 12, 2021 are reported on a post-Consolidation basis.

Stock Options and Warrants

Date of Issuance	Security(2)(3)	Issuance/Exercise Price Per Security (CAD)(1)	Number of Securities(1)
May 7, 2020	Warrants	0.50	171,625
June 3, 2020	Warrants	0.50	211,095
June 5, 2020	Warrants	0.50	21,875
June 5, 2020	Warrants	0.50	31,370
June 9, 2020	Options	1.00	2,965,000
June 23, 2020	Warrants	0.50	70,745
July 17, 2020	Options	1.45	105,000
July 28, 2020	Warrants	1.30	129,815
October 23, 2020	Options	1.78	130,000
November 5, 2020	Warrants	1.30	19,362
December 3, 2020	Warrants	1.30	14,462
December 15, 2020	Options	2.14	70,000
January 7, 2021	Warrants	1.30	67,462
February 8, 2021	Options	2.50	22,000
February 23, 2021	Warrants	5.20	7,838
February 28, 2021	Options	10.00	180,000
March 18, 2021	Options	10.02	700,000

Notes:

(1) All figures dated before February 12, 2021 are reported on a pre-Consolidation basis and all figures dated after February 12, 2021 are reported on a post-Consolidation basis.

(2) During the last twelve months prior to the date of this Prospectus Supplement, the Company issued an aggregate of (i) 824,361 warrants to purchase Common Shares prior to February 12, 2021 ("Pre-Consolidation Warrants"); and (ii) 7,838 warrants to purchase Common Shares following February 12, 2021 ("Post-Consolidation Warrants"), pursuant to exercises of Broker Options. Following the Consolidation, four Pre-Consolidation Warrants are exercisable for one Common Share at an adjusted exercise price of $5.20 per Common Share while one Post-Consolidation Warrant is exercisable for one Common Share at an exercise price of $5.20 per Common Share.

(3) Following the Consolidation, all Options outstanding prior to February 12, 2021 were consolidated on the basis of four (4) pre-Consolidation Options to one (1) post-Consolidation Option (a "Post-Consolidation Option"), with respective exercise prices adjusted upwards by a factor of four (4). Each Post-Consolidation Option is exercisable for one Common Share at the adjusted exercise price.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading under the symbol "IMCC" on the CSE, and since March 1, 2021, on Nasdaq. The Listed Warrants are listed and posted for trading on the CSE under the symbol "IMCC.WT". The following table sets forth, for the periods indicated, the high and low sale prices per Common Share and the total monthly trading volumes, as reported on the CSE.

Month	High ($)(1)	Low ($)(1)	Volume(1)
April 2020	2.60	0.80	1,530,756
May 2020	3.28	2.04	2,296,703
June 2020	5.36	2.60	1,503,484
July 2020	7.00	4.64	1,291,598
August 2020	6.76	5.00	1,019,664
September 2020	6.36	4.20	300,909
October 2020	7.36	4.80	851,887
November 2020	9.20	6.20	764,275
December 2020	14.00	8.00	505,886
January 2021	11.40	9.28	203,042
February 2021	12.00	8.51	584,785
March 2021	14.40	8.72	863,987
April 2021	10.00	6.14	940,763
May 1-3, 2021	8.31	7.57	99,233

Notes:

(1) All trading prices and volumes in this table are provided on a post-Consolidation basis.

The following table sets forth, for the periods indicated, the high and low sale prices per Common Share and the total monthly trading volumes, as reported on Nasdaq since listing on March 1, 2021.

Month	High (US$)	Low (US$)	Volume
April 2020	N/A	N/A	N/A
May 2020	N/A	N/A	N/A
June 2020	N/A	N/A	N/A
July 2020	N/A	N/A	N/A
August 2020	N/A	N/A	N/A
September 2020	N/A	N/A	N/A
October 2020	N/A	N/A	N/A
November 2020	N/A	N/A	N/A
December 2020	N/A	N/A	N/A
January 2021	N/A	N/A	N/A
February 2021	N/A	N/A	N/A
March 2021	11.63	6.52	929,619
April 2021	8.07	4.89	1,003,089
May 1-3, 2021	6.75	6.2011	74,736

The following table sets forth, for the periods indicated, the high and low sale prices per Listed Warrant and the total monthly trading volumes, as reported on the CSE.

Month	High ($)	Low ($)	Volume
April 2020	0.05	0.005	666,500
May 2020	0.095	0.04	288,500
June 2020	0.35	0.06	185,332
July 2020	0.55	0.20	176,000
August 2020	0.60	0.50	23,100
September 2020	0.60	0.25	142,119
October 2020	0.72	0.23	501,949
November 2020	1.19	0.47	100,740
December 2020	1.78	1.00	291,819
January 2021	1.70	1.00	83,518
February 2021	4.20	1.10	155,687
March 2021	1.80	1.01	70,302
April 2021	1.00	0.38	10,325
May 1-3, 2021	N/A	N/A	0

PROMOTERS

Oren Shuster, Chief Executive Officer and director of the Company and Rafael Gabay, a consultant and former director of the Company, may be considered to be promoters because they founded and organized the business of IMC Holdings prior to the Company's reverse takeover transaction with IMC Holdings that was completed on October 11, 2019. Mr. Shuster is a resident of Ra'anana, Israel and controls 9,135,137 Common Shares, representing 18.09% of the issued and outstanding Common Shares on a non-diluted basis. Mr. Gabay is a resident of Ganot, Israel and controls 8,090,720 Common Shares, representing 16.02% of the issued and outstanding Common Shares on a non-diluted basis. 9,133,602 Common Shares and 8,089,185 Common Shares are held directly by Oren Shuster and Rafael Gabay, respectively, and 1,535 Common Shares are owned by Ewave Group Ltd., an entity which is jointly owned and controlled by Messrs. Shuster and Gabay.

Messrs. Shuster and Gabay currently hold 74% ownership interest in Focus (the "Focus Interest"). IMC Holdings has the option to purchase the Focus Interest at an aggregate exercise price of NIS 765.67 per share of Focus, which is equal to the price paid by Messrs. Shuster and Gabay to acquire the Focus Interest, expiring April 2, 2029, for a total consideration of NIS 2,756,500.

No promoter of the Company is, as at the date of this Prospectus Supplement, or has been within 10 years prior to the date of this Prospectus Supplement, a director, chief executive officer, or chief financial officer of any person or company, that:

(a) was subject to an order that was issued while the promoter was acting in such capacity; or

(b) was subject to an order that was issued after the promoter ceased to act in such capacity and which resulted from an event that occurred while the promoter was acting in such capacity.

No promoter of the Company is, as at the date of this Prospectus Supplement, or has been within the 10 years prior to the date of this Prospectus Supplement, a director or executive officer of any person or company that, while the promoter was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No promoter of the Company has, within the 10 years prior to the date of this Prospectus Supplement, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the promoter.

LEGAL MATTERS

Certain legal matters in connection with the Offered Securities will be passed upon on behalf of the Company by Gowling WLG (Canada) LLP, the Company's Canadian counsel, and by Dorsey & Whitney LLP, the Company's U.S. counsel, and on behalf of the Agent by TingleMerrett LLP. As of the date hereof, partners and associates of each of Gowling WLG (Canada) LLP and TingleMerrett LLP, respectively, beneficially own, directly or indirectly, in the aggregate, less than 1% or no securities of the Company.

EXPERTS

Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, the auditors of the Company, have prepared the Independent Auditors Report dated April 23, 2021 and audited the consolidated financial statements of the Company as of and for the years ended December 31, 2020 and 2019. The auditors of the Company have confirmed that they are independent with respect to the Company within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, is located at 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel.

MNP LLP, the auditors of Trichome, have prepared the Independent Auditors Report dated April 23, 2021 and audited the consolidated financial statements of Trichome as of and for the years ended December 31, 2020 and December 31, 2019 that are incorporated by reference into the Trichome BAR. The auditors of Trichome have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

MNP LLP is located at 50 Burnhamthorpe Road West, Suite 900, Mississauga, Ontario, Canada L5B 3C2.

Charlton & Company, the auditors of MYM, have prepared the Independent Auditors Report dated September 26, 2020 and audited the consolidated financial statements of MYM as of and for the years ended May 31, 2020 and May 31, 2019. The auditors of MYM have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Charlton & Company is located at 1735-555 Burrard Street, Vancouver, British Columbia, Canada V7X 1M9.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc., located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9, is the transfer agent and registrar for the Common Shares and warrant agent for the Listed Warrants. The United States co-transfer agent of the Company is Continental Stock Transfer & Trust Company, located at 1 State Street, 30th Floor, New York, NY 10004-1561.

APPENDIX "A" - PRO FORMA FINANCIAL INFORMATION

1

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR
THE YEAR ENDED DECEMBER 31, 2020 (INCLUDING CONSTRUCTED FINANCIAL STATEMENTS
FOR MYM NUTRACEUTICALS INC. AS AT AND FOR THE DEEMED YEAR ENDED NOVEMBER 30, 2020)

Caution Regarding Unaudited Pro Forma Financial Statements

The unaudited pro forma consolidated financial statements of the Company are comprised of the pro forma consolidated statement of financial position as at December 31, 2020, and the pro forma consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2020, including for the constructed twelve-month period from November 30, 2019 to November 30, 2020 of MYM Nutraceuticals Inc.

Such unaudited pro forma consolidated financial statements have been prepared using historical consolidated financial statements of IM Cannabis Corp. (the "Company" or "IMC"), Trichome Financial Corp. ("Trichome"), and MYM Nutraceuticals Inc. ("MYM"), respectively, as more particularly described in the notes to such unaudited pro forma consolidated financial statements. In preparing such unaudited pro forma consolidated financial statements, the Company has not independently verified the financial statements of Trichome and MYM that were used to prepare the unaudited pro forma consolidated financial statements. The historical consolidated financial information has been adjusted in the unaudited pro forma consolidated financial statements to give effect to events that are: (i) directly attributable to the pro forma events, for which there are firm commitments and for which the complete financial effects are objectively determinable; and (ii) with respect to the unaudited pro forma consolidated statement of profit or loss and other comprehensive income, expected to have a continuing impact on the combined company's results. As such, the impact from merger-related expenses is not included in the unaudited pro forma consolidated financial statement of profit or loss and other comprehensive income.

The unaudited pro forma consolidated financial statements do not reflect any cost savings from operational efficiencies or synergies that could result from the acquisition of Trichome by the Company completed on March 18, 2021 (the "Trichome Transaction"), as well as the previously announced pending acquisition of MYM Nutraceuticals Inc. ("MYM Transaction") or for liabilities that may result from integration planning. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not necessarily reflect what the combined company's financial condition and results of operations would have been had the Trichome Transaction and the MYM Transaction (together the "Transactions") occurred on the dates indicated.

The unaudited pro forma consolidated financial statements also may not be useful in predicting the future financial condition and results of the operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma adjustments are based on preliminary estimates of the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed, currently available information and certain assumptions that the Company believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial statements.

As a result of these factors, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

Forward-Looking Statements

These unaudited pro forma financial statements may contain certain "forward-looking statements" or "forward-looking information" under applicable securities laws. Forward-looking terms such as "may," "will," "could," "should," "would," "plan," "potential," "intend," "anticipate," "project," "target," "believe," "estimate" or "expect" and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management's best judgment based on facts and assumptions that management considers reasonable.

Any such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results and expectations to differ materially from the anticipated results or expectations expressed in these unaudited pro forma financial statements. The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. You are referred to the risk factors described in the Company's most recent Annual Information Form and other documents on file with the Canadian securities regulatory authorities, which are available online under the Company's SEDAR profile at www.sedar.com. The forward-looking statements and information contained in this unaudited pro forma financial statements represent the Company's views only as of today's date. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise, other than as required by law, rule or regulation. You should not place undue reliance on forward-looking statements.

IM CANNABIS CORP.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CANADIAN DOLLARS IN THOUSANDS

(Unaudited)

INDEX

Page

Pro Forma Consolidated Statements of Financial Position as at December 31, 2020	4 - 5

Pro Forma Consolidated Statements of Profit or Loss and Other Comprehensive Income For the year ended December 31, 2020	6 - 7

Notes to Pro Forma Consolidated Financial Statements	8 - 14

-   -   -   -   -   -   -   -   -   -   -

PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2020 (Unaudited)

Canadian Dollars in thousands

	IMC (For the year ended December 31, 2020)	Trichome (For the year ended December 31, 2020)	MYM (For the 12 consecutive months ended November 30, 2020 (constructed)	Pro forma adjustments	Notes	Pro forma combined
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,885	$2,850	$363	$-		$12,098
Restricted bank deposits	18	-	-	-		18
Trade receivables	5,501	1,879	1,650	(246)	2(k)	8,784
Advances to suppliers	3,602	-	-	-		3,602
Other accounts receivable	689	1,544	795	-		3,028
Biological assets	78	837	268	-		1,183
Inventories	8,370	2,203	2,735	(98)	2(k)	13,210
Loans receivable	-	4,317	-	-		4,317
	27,143	13,630	5,811	(344)		46,240

NON-CURRENT ASSETS:
Property, plant and equipment, net	5,532	13,257	7,056	-		25,845
Investments and derivative assets	2,341	414	-	-		2,755
Loans receivable	-	3,922	-	-		3,922
Note receivable	-	-	2,474	-		2,474
Investments in equity accounted investees	-	324	-	-		324
Deposits	-	618	-	-		618
Right-of-use assets	935	10,800	-	-		11,735
Deferred tax assets	769	-	-	-		769
Assets held for sale	-	-	575	-		575
Intangible assets and Goodwill (net)	1,396	154	5,781	147,134	2(a)	154,465
	10,973	29,489	15,886	147,134		203,482

Total assets	$38,116	$43,119	$21,697	$146,790		$249,722

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2020 (Unaudited)

Canadian Dollars in thousands

	IMC (For the year ended December 31, 2020)	Trichome (For the year ended December 31, 2020)	MYM (For the 12 consecutive months ended November 30, 2020 (constructed)	Pro forma adjustments	Notes	Pro forma combined
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$2,605	$467	$1,433	$2,645	2(g,i,j)	$7,150
Other accounts payable and accrued expenses	3,497	2,828	1,594	408	2(b,g,k)	8,327
Current portion of lease liabilities	167	61	199	-		427
	6,269	3,356	3,226	3,053		15,904

NON-CURRENT LIABILITIES:
Deferred tax liability	1,503	-	-	-		1,503
Warrants measured at fair value	16,540	-	-	-		16,540
Employee benefit liabilities, net	371	-	-	-		371
Convertible debentures	-	5,471	-	(5,471)	2(c)	-
Loans payable	-	-	2,751	(2,751)	2(h)	-
Lease liabilities	823	10,952	119	-		11,894
	19,237	16,423	2,870	(8,222)		30,308

Total liabilities	25,506	19,779	6,096	(5,169)		46,212

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital and premium	37,040	35,020	41,913	117,956	2(d,)	231,929
Translation reserve	1,229	-	-	-		1,229
Warrant reserve	-	-	-	870	2(h)	870
Reserve from share-based payment transactions	5,829	1,663	22,464	(22,721)	2(e,f,l)	7,235
Equity component of convertible debentures	-	626	-	(626)	2(d)	-
Retained earnings (accumulated deficit)	(33,001)	(15,266)	(48,776)	57,777	2(d,g,i,j,k,)	(39,266)
Total equity attributable to shareholders of the Company	11,097	22,043	15,601	153,256		201,997

Non-controlling interests	1,513	1,297	-	(1,297)	2(d)	1,513

Total equity	12,610	23,340	15,601	151,959		203,510

Total equity and liabilities	$38,116	$43,119	$21,697	$146,790		$249,722

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

PRO FORMA CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME
For the year ended December 31, 2020 (Unaudited)

Canadian Dollars in thousands

	IMC (For the year ended December 31, 2020)	Trichome (For the year ended December 31, 2020)	MYM (For the 12 consecutive months ended November 30, 2020 (constructed)	Pro forma adjustments	Notes	Pro forma combined

Revenues	$15,890	$4,455	$4,698	$(390)	2(k)	$24,653
Cost of revenues	7,081	2,625	2,435	(292)	2(k)	11,849
Gross profit before fair value adjustments	8,809	1,830	2,263	(98)		12,804

Fair value adjustments:
Unrealized change in fair value of biological assets	11,781	-	36	-		11,817
Realized fair value adjustments on inventory sold in the period	(10,122)	-	31	-		(10,091)
Total fair value adjustments	1,659	-	67	-		1,726

Gross profit	10,468	1,830	2,330	(98)		14,530

General and administrative expenses	11,413	8,094	4,309	3,817	2(g,i,j)	27,633
Selling and marketing expenses	3,782	-	36	(32)		3,786
Research and development expenses	136	-	-	-		136
Expected credit recoveries	-	(251)	579	-		328
Share-based compensation	3,382	2,197	1,567	(2,358)	2(e,f,l)	4,788
Total operating expenses	18,713	10,040	6,491	1,427		36,671

Operating loss	(8,245)	(8,210)	(4,161)	(1,525)		(22,141)

Finance incomes (expenses), net	(20,227)	(1,032)	(204)	788	2(b,h)	(20,675)

Fair value gain on amounts receivable	-	216	-	-		216
Fair value loss on investments and derivatives	-	(497)	-	-		(497)
Fair value gain on loans receivable at FVTPL	-	116	-	-		116
Gain on modification of loans receivable	-	479	-	-		479
Bargain purchase gain	-	1,434	-	-		1,434
Share of income from equity accounted investee	-	9	-	-		9
Gain on sale of equipment	-	-	4	-		4
Impairment loss on investments	-	-	(35)	-		(35)
Reversal of previous impairment loss on intangible assets	-	-	368	-		368
Impairment loss on property, plant and equipment	-	-	(130)	-		(130)
Net income from discontinued operations	-	-	32	-		32
Income (loss) before income taxes	(28,472)	(7,485)	(4,126)	(737)		(40,820)

Income tax expense (benefit)	262	(226)	-	-		36

Net Income (loss)	$(28,734)	$(7,259)	$(4,126)	$(737)		$(40,856)

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

PRO FORMA CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

For the year ended December 31, 2020 (Unaudited)

Canadian Dollars in thousands

	IMC (For the year ended December 31, 2020)	Trichome (For the year ended December 31, 2020)	MYM (For the 12 consecutive months ended November 30, 2020 (constructed)	Pro forma adjustments	Notes	Pro forma combined
Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods:
Re-measurement gain (loss) on defined benefit plans	(30)	-	-	-		(30)
Exchange differences on translation to presentation currency	1,146	-	-	-		1,146

Total comprehensive income (loss)	$1,116	$-	$-	$-		$1,116

Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translating financial statement of foreign operations	(124)	-	-	-		(124)

Total other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods	(124)	-	-	-		(124)

Total other comprehensive income	$992	$-	$-	$-		$992

Total comprehensive loss	$(27,742)	$(7,259)	$(4,126)	$(737)		$(39,864)

PRO FORMA CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

For the year ended December 31, 2020 (Unaudited)

Canadian Dollars in thousands

	IMC (For the year ended December 31, 2020)	Trichome (For the year ended December 31, 2020)	MYM (For the 12 consecutive months ended November 30, 2020 (constructed)	Pro forma adjustments	Notes	Pro forma combined
Net income (loss) attributable to:
Equity holders of the Company	(28,698)	(7,259)	(4,126)	(737)		(40,820)
Non-controlling interests	(36)	-	-	-		(36)
	$(28,734)	$(7,259)	$(4,126)	$(737)		$(40,856)

Total comprehensive income (loss) attributable to:
Equity holders of the Company	(27,806)	(7,259)	(4,126)	(737)		(39,928)
Non-controlling interests	64	-	-	-		64
	$(27,742)	$(7,259)	$(4,126)	$(737)		$(39,864)

Net income (loss) per share attributable to equity holders of the Company:
Basic and diluted net loss per share (in CAD) (*)	$(0.74)					$(0.69)

*) After giving effect to IMC share consolidation of 4:1.

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands

Note 1 - Background and basis of presentation

Background

IMC is listed on the Canadian Securities Exchange ("CSE") and the NASDAQ Capital Market ("NASDAQ") under the ticker symbol "IMCC". IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC is establishing a fully operational, vertically integrated medical cannabis business spearheaded by its distribution arm in Germany and augmented by strategic agreements with a network of certified European suppliers and distributors.

Trichome has historically operated as a specialty finance company focused on providing flexible and creative capital solutions to the global legal cannabis market. During 2020, Trichome became a Canadian adult-use recreational cannabis producer through the acquisition of the assets of James E. Wagner Cultivation ("JWC") on August 28, 2020.

On March 18, 2021, pursuant to the terms and subject to the conditions of a definitive arrangement agreement dated December 30, 2020 (as amended) between IMC and Trichome (the "Trichome Arrangement Agreement"), IMC completed the Trichome Transaction (see Note 2).

MYM is a Canadian cultivator, processor, and distributor of premium cannabis via two wholly owned subsidiaries, SublimeCutlure Inc., which is located in the province of Quebec as well as Highland Grown Inc., which is located in the province of Nova Scotia. MYM is a publicly listed entity with shares trading in Canada, the United States, as well as Germany.

On April 1, 2021, the Company entered into an arrangement agreement (the "MYM Arrangement Agreement") to acquire all of the outstanding shares of MYM. Pursuant to the terms of the MYM Arrangement Agreement the Company is targeting to complete the MYM Transaction in the second half of 2021 (see Note 2).

Basis of presentation

The unaudited pro forma consolidated statement of financial position as at December 31, 2020 and the unaudited pro forma consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2020 of IMC were prepared in compliance with National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") to reflect the Trichome Transaction whereby the Company acquired all of the issued and outstanding shares of Trichome (the "Trichome Shares") and the potential acquisition of all of the issued and outstanding shares of MYM (the "MYM Shares"). The MYM Transaction is being treated as a "significant, probable acquisition" in accordance with National Instrument 44-101F1 - Short Form Prospectus.

The unaudited pro forma consolidated statement of financial position and the unaudited pro forma consolidated statements of profit or loss and other comprehensive income of IMC are comprised of information derived from:

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands

Note 1 - Background and basis of presentation (Cont.)

a) For the unaudited consolidated statements of financial position as at December 31, 2020:

  the audited consolidated financial statements of IMC for the year ended December 31, 2020;
  the audited consolidated financial statements of Trichome for the year ended December 31, 2020; and
  the unaudited consolidated financial statements of MYM for the six-month period ended November 30, 2020.

b) For the unaudited consolidated statements of profit and loss and other comprehensive income for the year ended December 31, 2020:

  the audited consolidated statement of profit or loss and other comprehensive income of IMC for the year ended December 31, 2020;
  the audited consolidated statement of profit or loss and other comprehensive income of Trichome for the year ended December 31, 2020; and
  the unaudited pro forma financial statements of profit or loss and other comprehensive income of MYM for the twelve-month consecutive period ended November 30, 2020, has been constructed from the audited financial statements of MYM for the year ended May 31, 2020, and the unaudited financial results from the financial statements for the six-month period ended November 30, 2020 and November 30, 2019. Due to constructions made to the pro forma financial statements for the purpose of preparing these pro forma financial statements, the pro forma financial results of MYM might not confirm with MYM financial statements included elsewhere.

The unaudited pro forma consolidated statement of financial position gives effect to the Transactions as if they had occurred on December 31, 2020. The unaudited pro forma consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2020, give effect to the acquisition as if it had occurred at January 1, 2020.

These unaudited pro forma consolidated financial statements have been prepared using accounting policies and practices consistent with those used in the preparation of IMC's consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB. In the opinion of management, these unaudited pro forma consolidated financial statements include all material adjustments necessary for fair presentation.

The unaudited pro forma consolidated financial statements do not include all of the information disclosures required by IFRS and should be read in conjunction with the audited consolidated financial statements of IMC for the year ended December 31, 2020, in addition to the accompanying financial statement notes.

The historical financial statements have been adjusted to give effect to pro forma events that are (1) directly attributable to the acquisitions, (2) factually supportable, and (3) with respect to the statements of profit and loss and other comprehensive income, expected to have a continuing impact on the combined results. The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the continuing entity had the proposed transactions been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. The pro forma adjustments and allocations of the purchase price of both Trichome and MYM by IMC are based, in part, on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. The final valuation will be based on the actual assets and liabilities of Trichome that exist as of the date of completion of the acquisition. Moreover, as the consideration for the MYM Transaction is derived from the share price on closing date of the MYM Transaction, the value of the purchase consideration could materially change.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands

Note 2 - Trichome and MYM acquisitions

1)   Description of Transactions

   Trichome

On March 18, 202 1 , IMC and Trichome closed the Trichome Transaction. The Trichome Transaction was completed pursuant to the terms and subject to the conditions of the Arrangement Agreement, whereby the Company agreed to acquire all of the issued and outstanding Trichome Shares under a statutory plan of arrangement under the Business Corporations Act (Ontario). As a result of the Trichome Transaction, the businesses of IMC and Trichome have been combined. In accordance with the terms of the Trichome Arrangement Agreement, former holders of Trichome Shares received   0.24525 IMC common shares ("Common Shares") for each Trichome Share previously held (the "Exchange Ratio") and former holders of Trichome in-the-money convertible instruments received a net payment of  Common Shares based on the Exchange Ratio. Upon completion of the Trichome Transaction, the total consideration paid to former holders of Trichome Shares and in-the-money convertible instruments equaled to the issuance of 10,104,901 Common Shares, valued at approximately $99,028, at a then known price per share of $9.80.   The terms of the Trichome Transaction, including the Consideration, are the result of arm's length negotiations between the Company and Trichome.

Upon completion of the Trichome Transaction, the Company's shareholders owned approximately 79.94% of the Common Shares and former Trichome shareholders owned approximately 20.06% of the Common Shares.

   MYM

On April 1, 2021, the Company announced the signing of a definitive agreement under the Business Corporations Act (British Columbia), to acquire all of the outstanding shares of MYM (the "MYM Arrangement Agreement"). Closing of the MYM Transaction is expected to occur in the second half of 2021. In accordance with the terms of the MYM Arrangement Agreement, holders of MYM Shares will receive 0.022 Common Shares for each MYM Share held. Upon completion of the MYM Transaction, it is expected that MYM shareholders will own approximately 14.5% of the combined entity of IMC, Trichome, and MYM prior to giving effect to the distribution under the prospectus supplement to which these pro forma financial statements are attached.

For purposes of these pro forma financial statements, the value of purchase consideration was determined using IMC's closing share price on March 31, 2021, of $8.86 and MYM's fully diluted in-the-money share count as of April 12, 2021. Based on the agreed exchange ratio of 0.022  Common Shares for each MYM Share held, it is estimated that 9,805,400 Common Shares will be issued to shareholders of MYM, arriving to an estimate value of $86,876, used for the purpose of the unaudited pro forma financial statements. Moreover, as part of the MYM Arrangement Agreement, the Company agreed to settle an outstanding loan payable balance through the issuance of  Common Shares and Common Share purchase warrants.  The Company has estimated that 721,118 Common Shares will be issued to settle the outstanding loan payable balance. This number of shares is based on the principal value of the loan plus all accrued and unpaid interest that would be earned to January 31, 2022 in accordance with the terms of the loan and settlement agreement between IMC and the lender.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands

Note 2 - Trichome and MYM acquisitions (Cont.)

The estimated 721,118 IMC Common Shares to be issued to settle the loan payable was determined by dividing the principal and accrued interest balance on the loan through January 31, 2022, by the $8.86 IMC Common Share price at a 15% discount, as agreed upon in the settlement agreement. The estimated value of share purchase warrants to be issued as part of the settlement of the loan payable balance of $870, was determined using a Black-Scholes option pricing model and was added to the total purchase consideration for MYM. Accordingly, for purpose of these unaudited pro forma financial statements, the Company used an estimated aggregate purchase price of $94,135 for the MYM Transaction.

2)    Pro forma adjustments and assumptions

The pro forma purchase price is subject to change based on the finalization of purchase price adjustments, completion of management's assessment of the fair values of the assets and liabilities acquired, as well as closing of the MYM Transaction. Due to the timing of the announcement of the Trichome Transaction, as well as the pending acquisition of MYM, IMC has not yet obtained sufficient information to accurately determine the fair market values of Trichome's and MYM's net assets by category and has therefore allocated the December 31, 2020, book values of the net assets acquired as a proxy of fair value.

Goodwill represents the amount by which the purchase price exceeds the book value, being a proxy of fair value of the assets acquired and liabilities assumed. The final calculation and allocation of the purchase price will be based on the net assets purchased as of the closing date of the Trichome Transaction as well as the MYM Transaction, and other information available at that time. There may be material differences from this pro forma purchase price allocation as a result of finalizing the valuation. Based on management's preliminary estimates, the goodwill may be allocated to other items such as certain identified intangible assets. Accordingly, the unaudited pro forma adjustments are preliminary and have been made solely for illustrative purposes.

The Transactions will be accounted for as a business combination under IFRS 3.  In accordance with IFRS 3, equity securities issued as the consideration transferred will be measured on the closing date of the Transactions at fair value reflecting the then-current market price.

The unaudited pro forma consolidated financial statements incorporate the following pro forma adjustments:

a) Intangible assets and Goodwill were acquired as part of the Transactions. The pro forma purchase price is subject to change based on the finalization of purchase price adjustments and completion of fair values assigned to the net assets acquired. Due to the timing of the Trichome Transaction, as well as the pending MYM Transaction, the Company has not yet obtained the required information to accurately identify as well as assign value to any intangible asset(s) and goodwill acquired as part of the Transactions.

b) Had the Trichome Transaction occurred on January 1, 2020, all of the convertible debentures would have been automatically converted into Common Shares and interest expense would no longer be incurred.

c) Had the Trichome Transaction occurred on December 31, 2020, all of the convertible debentures would have been automatically converted into Common Shares.

d) All equity components of Trichome's and MYM's balance sheets have been eliminated, including Trichome's non-controlling interests that have been repurchased by Trichome immediately prior to the Trichome Transaction.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands

Note 2 - Trichome and MYM acquisitions (Cont.)

e) Had the Transactions occurred on January 1, 2020, vesting of all of MYM's and Trichome's share-based payments would have accelerated and exercised immediately prior to the acquisition, therefore share-based compensation expense has been adjusted.

f) Had the Trichome Transaction occurred on January 1, 2020, a sum of 700,000 stock options would have been granted to Trichome's employees, therefore share-based compensation expense has been recorded respectively.

g) Pro forma adjustment for estimated fees and expenses associated with the Transactions includes investment bankers, legal, advisory and other transaction costs and professional fees. The Trichome Transaction costs includes 100,916 Common Shares issued at $9.80 per share to financial advisors. The MYM Transaction costs includes 48,808 Common Shares issued financial advisors at $8.86, which is the March 31, 2021, IMC closing share price and has been used as a proxy for purposes of this pro forma. The MYM Transaction costs also include $1.9 million in transaction fees to be paid to MYM's financial advisor. A portion of those fees can be settled in either cash or shares. For purposes of this pro forma, considering the number of shares to be issued to settle the MYM Transaction related costs is variable, the total estimated amount of the transaction fees have been assumed as a cash-settled adjustment to accounts payable. The adjustment to expense all of the acquisition-related transaction costs that will be incurred have not been reflected in the accompanying pro forma consolidated statements of profit or loss and other comprehensive income for the year presented. Those costs are one-time in nature and are not expected to have any continuing impact on the combined entity, rather they have been recognized in the pro forma consolidated statement of financial position as at December 31, 2020.

h) Included in the purchase consideration for MYM is the issuance of IMC Common Share purchase warrants to settle an outstanding loan payable with one of MYM's key members of management. As such, the combined entity would forgo existing interest expense on the loan payable, but would result in an increase in the warrant reserve account in the equity section of the pro forma consolidated statements of financial position. The value of the IMC Common Share purchase warrants was determined using a Black-Scholes option pricing model. The inputs to the Black-Scholes option pricing model were based on Management's estimates at the time, including the closing of IMC's share price of $8.86 on March 31, 2021, which has been used as a proxy for purposes of this pro forma. The ultimate value of the share purchase warrants on the closing of the MYM Transaction may be materially different then the value assigned for this pro forma.

i) Pro forma adjustment for fees and expenses associated with listed public company including marketing, investor relations and filing expenses. Had the Transactions occurred on January 1, 2020, all of those costs and expenses would not have been recorded in Trichome or MYM.

j) Had the Trichome Transaction occurred on January 1, 2020, all the acquisition costs related to Trichome Transaction would have been recorder during 2020.

k) Certain sales between Trichome and MYM would be considered intercompany sales for the purposes of the combined entity and as such have been eliminated in the unaudited pro forma statement of financial position and statement of profit or loss and other comprehensive income.

l) Had the MYM Transaction occurred on January 1, 2020, a sum of 19,800 IMC's share options would have been granted to MYM's employees, therefore share-based compensation expense has been recorded respectively.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands

Note 2 - Trichome and MYM acquisitions (Cont.)

Pro forma Net Loss Per Share

The pro forma basic and diluted net loss per share for the year ended December 31, 2020, is as follows:

Year ended December 31, 2020

Pro forma net loss attributable to equity holders of the Company	$(40,820)

Basic and diluted weighted average of IMC common shares outstanding (as reported)(*)	38,565

Additional shares issued in Trichome transaction (*)	10,105
Additional shares issued in MYM transaction (*)	10,527
Basic and diluted weighted average IMC common shares outstanding (pro forma)	59,197

Pro forma net loss per share, basic and diluted	$(0.69)

*) After giving effect to IMC share consolidation of 4:1.

- - -  - - - - -- - - - - - - - - - - - - - - - -

APPENDIX "B1" - MYM AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019

I

MYM NUTRACEUTICALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2020 AND 2019

(Expressed in Canadian Dollars)

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INDEPENDENT AUDITORS' REPORT

To the Shareholders of:
MYM Nutraceuticals Inc.

Opinion

We have audited the consolidated financial statements of MYM Nutraceuticals Inc. (the "Company"), which comprise the consolidated statements of financial position as at May 31, 2020 and 2019, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at May 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRSs).

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which indicates that the Company has an accumulated deficit of

$45,714,899 and a working capital deficit of $24,515. As stated in Note 1, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises the Management Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of a ssurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

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Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
  Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
  Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
  Obtain sufficient appropriate audit evidence regarding the consolidated financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Robert G. Charlton.

CHARTERED PROFESSIONAL ACCOUNTANTS
1735-555 Burrard Street
Vancouver, BC
V7X 1M9

September 26, 2020

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MYM NUTRACEUTICALS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in Canadian dollars)

	Note	May 31, 2020	May 31, 2019

ASSETS
Current
Cash and cash equivalents		$732,342	$2,326,886
Accounts receivable	4	68,975	348,034
Deposits, prepaid expenses and other	5	403,213	1,003,308
Biological assets	6	12,499	-
Notes receivable	7	-	1,084,175
Inventory		6,226	5,090
Total current assets		1,223,255	4,767,493

Assets held for sale	8	294,386	-
Intangible assets	9	210,680	920,363
Property, plant, and equipment	10	4,737,500	11,750,806

TOTAL ASSETS		$6,465,821	$17,438,662

LIABILITIES
Current
Accounts payable and accrued liabilities		$617,964	$1,187,587
Due to related parties	18	58,068	50,132
Lease liability	11	168,525	-
Total current liabilities		844,557	1,237,719

Lease liability	11	192,406	-
Total liabilities		1,036,963	1,237,719

EQUITY
Share capital	13	31,423,072	28,968,934
Reserves	13	21,099,401	15,473,243
Deficit		(45,714,899)	(27,644,272)
Equity attributable to shareholders of the Company		6,807,574	16,797,905
Non-controlling interest		(1,378,716)	(596,962)
Total equity		5,428,858	16,200,943

TOTAL LIABILITIES AND EQUITY		$6,465,821	$17,438,662

Nature of operations and going concern (Note 1)
Commitments (Note 20)
Events after the reporting period (Note 21)

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on September 26, 2020. They are signed on the Company's behalf by:

"Howard Steinberg"	"Robin Linden"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

SB1-5

MYM NUTRACEUTICALS INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
For the years ended May 31, 2020 and 2019
(in Canadian dollars, except share numbers)

	Note	2020	2019

Expenses
Advertising and communications		$1,486,684	$1,378,381
Depreciation	10	486,853	394,849
General and administration	14	6,196,468	6,032,707
Professional fees		580,140	651,690
Research and development		-	62,000
Stock-based compensation	13,18	2,032,044	4,641,539
		10,782,189	13,161,166

Other (income) expense
Interest revenue	7	(37,144)	(24,008)
Interest expense	11,12	206,021	-
Accretion expense	12	439,184	-
Gain on sale of equipment	10	(4,294)	-
Impairment of goodwill		-	888,056
Write-down of investments	9	35,000	610,387
Write-down of intangible assets	9	382,030	2,235,293
Write-down of property, plant and equipment	10	6,731,306	-
Net loss from continuing operations		(18,534,292)	(16,870,894)
Net loss from discontinued operations		(254,399)	(1,755,653)
Net loss and comprehensive loss		$(18,788,691)	$(18,626,547)

Net loss from continuing operations attributable to:
Shareholders of the Company		(17,752,538)	(16,512,898)
Non-controlling interest		(781,754)	(357,996)
		$(18,534,292)	$(16,870,894)

Net loss attributable to:
Shareholders of the Company		(18,006,937)	(18,268,551)
Non-controlling interest		(781,754)	(357,996)
		$(18,788,691)	$(18,626,547)

Net loss from continuing operations per share
Basic and diluted		$(0.12)	$(0.14)

Net loss per share
Basic and diluted		$(0.12)	$(0.15)

Weighted average number of shares outstanding
Basic and diluted		153,901,172	120,933,221

The accompanying notes are an integral part of these consolidated financial statements.

SB1-6

MYM NUTRACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended May 31, 2020 and 2019
(in Canadian dollars)

	Note	2020	2019

Operating Activities
Loss from continuing operations		$(18,534,292)	$(16,870,894)
Adjustments to non-cash items
Depreciation	10	486,853	394,849
Bad debt expense	7	1,349,185	-
Stock-based compensation	13/18	2,032,044	4,641,539
Interest on leases	11	48,212	-
Accretion expense	12	439,184	-
Interest on note receivable	7	(24,058)	-
Foreign exchange loss (gain)		(12,999)	-
Impairment of goodwill		-	888,056
Salaries and contractors	13/18	526,919	-
Consultants	13	45,000	-
Gain on sale of equipment	10	(4,294)	-
Write-down investments	9	35,000	610,387
Write-down of intangibles, net	9	382,030	2,235,293
Write-down of property, plant and equipment	10	6,731,306	-

Net change in non-cash working capital items:
Accounts receivable		279,059	846,870
Deposits and prepaid expenses		590,737	(1,105,032)
Inventory		(1,136)	1,005,200
Due from related parties		-	73,111
Accounts payable and accrued liabilities		(569,076)	39,775
Due to related parties		7,936	6,444
Cash used in operating activities of continuing operations		(6,192,390)	(7,234,402)
Cash used in discontinued operations		(254,399)	(27,500)

Financing Activities
Proceeds from private placements	13	5,555,324	8,835,257
Proceeds from secured loan	12	2,600,000	-
Repayment of secured loan	12	(2,600,000)	-
Proceeds from exercise of warrants	13	-	1,253,000
Proceeds from exercise of options	13	230,000	35,000
Secured loan issue costs	12	(304,741)	-
Share issue costs	13	(150,781)	(252,092)
Payment of lease liability	11	(186,245)	-
Cash provided by financing activities		5,143,557	9,871,165

Investing Activities
Advance on acquisition	7	(2,500,000)	-
Recovery of advance on acquisition	7	2,250,000	-
Acquisition of property, plant and equipment	10	(70,662)	(6,762,133)
Proceeds from sale of equipment	10	7,850	-
Acquisition of intangible assets		-	(151,429)
Interest proceeds on note receivable	7	21,500	-
Cash used in investing activities		(291,312)	(6,913,562)

Decrease in cash and cash equivalents		(1,594,544)	(4,304,299)
Cash and cash equivalents, beginning of period		2,326,886	6,631,185
Cash and cash equivalents, end of period		$732,342	$2,326,886

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

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MYM NUTRACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY
For the years ended May 31, 2020 and 2019
(in Canadian dollars, except share numbers)

	Note	Number	Share Capital	Shares to be Issued	Reserve for Warrants	Reserve for Options	Contingent consideration	Deficit	Non-controlling Interest	Total Equity
Balance, May 31, 2018		111,587,923	$22,244,290	$457,222	$5,824,108	$888,853	$115,000	$(9,362,857)	$(251,830)	$19,914,786
Shares Issued	13	13,578,529	4,222,753	-	4,612,504	-	-	-	-	8,835,257
Shares issued for exercise of warrants	13	2,368,305	1,275,222	(22,222)	-	-	-	-	-	1,253,000
Shares issued for exercise of options	13	2,112,500	435,000	-	-	-	-	-	-	435,000
Shares issued for business acquisition (1)	13	800,000	550,000	(435,000)	-	-	(115,000)	-	-	-
Share issue costs	13	-	(252,092)	-	-	-	-	-	-	(252,092)
Fair value of warrants exercised	13	-	55,577	-	(55,577)	-	-	-	-	-
Fair value of options exercised	13	-	158,784	-	-	(158,784)	-	-	-	-
Stock-based compensation	13	260,000	279,400	-	-	4,362,139	-	-	-	4,641,539
Acquisition of minority interest		-	-	-	-	-	-	(12,864)	12,864	-
Net loss for the period		-	-	-	-	-	-	(18,268,551)	(357,996)	(18,626,547)
Balance, May 31, 2019		130,707,257	$28,968,934	$-	$10,381,035	$5,092,208	$-	$(27,644,272)	$(596,962)	$16,200,943
Adjustment on application of IFRS 16	3	-	-	-	-	-	-	(63,690)	-	(63,690)
Balance, June 1, 2019		130,707,257	$28,968,934	$-	$10,381,035	$5,092,208	$-	$(27,707,962)	$(596,962)	$16,137,253

Shares issued	13	38,330,935	2,007,397	-	3,547,927	-	-	-	-	5,555,324
Shares issued for exercise of options	13	1,000,000	230,000	-	-	-	-	-	-	230,000
Shares issued for wages and contractors	13,18	2,489,711	193,586	-	-	-	-	-	-	193,586
Shares issued for Sublime license	9,13	452,000	40,680	-	-	-	-	-	-	40,680
Shares issued to consultants	13	500,000	45,000	-	-	-	-	-	-	45,000
Share issue costs	13	-	(150,781)	-	-	-	-	-	-	(150,781)
Fair value of options exercised	13	-	88,256	-	-	(88,256)	-	-	-	-
Warrants issued to Trichome	12	-	-	-	134,443	-	-	-	-	134,443
Stock-based compensation	13	-	-	-	-	2,032,044	-	-	-	2,032,044
Net loss for the period		-	-	-	-	-	-	(18,006,937)	(781,754)	(18,788,691)
Balance, May 31, 2020		173,479,903	$31,423,072	$-	$14,063,405	$7,035,996	$-	$(45,714,899)	$(1,378,716)	$5,428,858

(1) A summary of shares issued for business acquisitions

	Year ended May 31, 2019		Year ended May 31, 2020
	Common Shares	Share Capital	Common Shares	Share Capital
CannaCanada minority interest buyout	300,000	$435,000	-	$-
HempMed acquisition contingent shares	500,000	115,000	-	-
BioHemp acquisition	-	-	-	-
Shares issued for business acquisitions	800,000	$550,000	-	$-

The accompanying notes are an integral part of these consolidated financial statements.

SB1-8

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

MYM Nutraceuticals Inc. ("MYM" or the "Company") was incorporated pursuant to the Business Corporations Act of British Columbia ("BCABC") on July 11, 2014, under incorporation number BC1002050. MYM was a wholly owned subsidiary of Salient Corporate Services Inc. and was created for the purpose of giving effect to an Arrangement Agreement among MYM, Salient Corporate Services Inc. ("Salient"), and Adera Minerals Corp. ("Adera"). Adera was incorporated on February 18, 2011 under the Business Corporations Act of British Columbia. During the year ended May 31, 2017, Adera Minerals Corp. was renamed to Joshua Tree Brands Inc.

The Company's head office is located at Suite 1500, 409 West Pender Street, Vancouver, British Columbia V6C 1T2. The Company's registered and records office is DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, B.C. V6C 2T5. The Company's website is www.mym.ca. The content of the Company's website is not incorporated by reference.

As of May 31, 2020, the Company has received a cultivation license for SublimeCulture Inc. ("Sublime") from Health Canada and has started production.

Going concern

During the year ended May 31, 2020, the Company incurred a net loss from continuing operations of $18,534,292 (year ended May 31, 2019 - $16,870,894). As at May 31, 2020, the Company has an accumulated deficit of

$45,714,899 (May 31, 2019 - $27,644,272) and has a working capital deficiency of $24,515 (May 31, 2019 - working capital surplus of $1,850,116). The working capital calculation excludes deposits and prepaid expenses. The Company's operations are mainly funded with equity financing, which is dependent upon many external factors and may be difficult to raise when required. The Company may not have sufficient cash to fund the acquisition and development to commercial production and therefore will require additional funding, which if not raised, may result in the delay, postponement or curtailment of some of its activities. Management continues to evaluate the need for additional financing. Nonetheless, there is no assurance that the Company will be able to raise sufficient funds in the future to complete its planned activities. All of which indicate the existence of a material uncertainty that may cast substantial doubt on whether the Company would continue as a going concern and realize its assets and settle its liability and commitments in the normal course of business.

On March 11,2020, the World Health Organization declared COVID-19 a global pandemic. It has adversely affected global workforces, economies, and financial markets, triggering an economic downturn. It is not possible at this time for the Company to predict the duration or magnitude of the adverse results of the outbreak nor its effects on the Company's business or operations.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume the realization of assets and discharge of liabilities in the normal course of business. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern. Such adjustments could be material.

2. BASIS OF PRESENTATION

a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC") for all periods presented.

SB1-9

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

b) Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities which are measured at fair value, as specified by IFRS for each type of asset, liability, income and expense as set out the accounting policies below.

c) Functional and Presentation Currency

The consolidated financial statements are presented in Canadian dollars, except as otherwise noted, which is the functional currency of the Company and each of the Company's subsidiaries. References to US$ are to United States dollars.

d) Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Judgements

  The carrying value and recoverable amount of intangible assets.
  The assumption that the Company is a going concern and will continue in operation for the foreseeable future and at least one year.
  The Company assesses the collectability of receivables on an ongoing basis. A provision for the impairment of receivables involves significant management judgment and includes the review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts.
  The Company assesses whether acquisitions should be accounted and disclosed as an acquisition of assets or acquisition of a business involved significant judgement by management of the Company.

e) Operating Segments

The Company currently operates in one operating segment; therefore, the operating segments of the Company are treated as one reporting segment.

f) Reclassification of Prior Year Amounts

The Company has reclassified certain items on the comparative consolidated statements of loss and comprehensive loss to improve clarity.

SB1-10

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Estimates

i. Property, plant and equipment (note 10)

The estimated useful lives of property, plant, and equipment which is included in the statements of financial position and the related depreciation included in net income/loss for the period.

ii. Equity-settled share-based payments (note 13)

Share-based payments are measured at fair value. Options and warrants are measured using the Black- Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to earnings or loss from operations over each award's vesting period. The Black- Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

iii. Biological assets (note 6)

In calculating the value of the biological assets, management is required to make a number of estimates, including estimating the stage of growth of cannabis up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields for the cannabis plant.

iv. Expected credit losses (note 7)

In calculating the expected credit loss on financial instruments, management is required to make a number of judgments including the probability of possible outcomes with regards to credit loss, the discount rate to use for time value of money and whether the financial instrument's credit risk has increased significantly since initial recognition.

v. Impairment of long-lived assets (note 10)

Long-lived assets, including property and equipment, are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets ("CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

vi. Current and deferred taxes (note 15)

The Company's provision for income taxes is estimated based on the expected annual effective tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company's provision for income taxes in the period changes are made and/or differences are identified.

SB1-11

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on patient visits, which are internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company's control and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

vii. Identifying whether a contract includes a lease

IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. The Company had to apply judgment on certain factors, including whether the supplier has substantive substitution rights, does the Company obtain substantially all of the economic benefits and who has the right to direct the use of that asset.

viii. Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases is the original lease term. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

ix. Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company's incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

New and amended IFRS standards that are effective for the year ended May 31, 2020

i. IFRS 16

Effective June 1, 2019, the Company adopted IFRS 16 Leases (IFRS 16) using the modified retrospective approach. The new standard requires a lessee to recognize a liability to make lease payments (the lease liabilities) and an asset to recognize the right to use the underlying asset during the lease term (the right- of-use assets) in the statement of financial position. The Company recognized the after-tax cumulative effect of initially applying IFRS 16 as an adjustment to opening retained earnings at June 1, 2019. Comparative information has not been restated and continues to be reported under IAS 17 Leases (IAS 17) and IFRIC 4 Determining Whether an Arrangement Contains a Lease (IFRIC 4).

The Company used the practical expedient not to reassess whether a contract is or contains a lease at June 1, 2019. Instead, the Company applied IFRS 16 only to contracts previously identified as leases under IAS 17 and IFRIC 4.

SB1-12

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company also used the following practical expedients to account for leases at June 1, 2019:

  Applied a single discount rate to a portfolio of leases with similar characteristics.
  Relied on the Company's assessment of whether leases are onerous immediately before June 1, 2019.
  Applied recognition exemptions for operating leases when the underlying asset was of low value or the lease term ends within 12 months. The payments associated with these leases are recognized as an expense in operating expenses.
  Excluded initial direct costs when measuring the right-of-use asset at June 1, 2019.
  Used hindsight to determine the lease term when the contract contained options to extend or terminate the lease.

These policies apply to contracts entered into or changed on or after June 1, 2019. A contract is a lease or contains a lease if it conveys the right to control the use of an asset for a time period in exchange for consideration.

To identify a lease, the Company (1) considers whether an explicit or implicit asset is specified in the contract and (2) determines whether the Company obtains substantially all the economic benefits from the use of the underlying asset by assessing numerous factors, including but not limited to substitution rights and the right to determine how and for what purpose the asset is used.

When assessing the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or to not exercise a termination option. This judgment is based on factors such as contract rates compared to market rates, economic reasons, significance of leasehold improvements, termination and relocation costs, installation of specialized assets, residual value guarantees, and any sublease term.

The Company has elected not to recognize right-of-use assets and lease liabilities for low-value assets or short-term leases with a term of 12 months or less. These lease payments are recognized in operating expenses over the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid. The Company elected to not separate non-lease components from lease components and to account for the non-lease and lease components as a single lease component. Lease payments generally include fixed payments less any lease incentives receivable. The lease liability is discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions, and the economic environment in which the lease is denominated. The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is remeasured when the expected lease payments change as a result of new assessments of contractual options and residual value guarantees.

The right-of-use asset is recognized at the present value of the liability at the commencement date of the lease less any incentives received from the lessor. Added to the right-of-use asset are initial direct costs, payments made before the commencement date, and estimated restoration costs. The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

SB1-13

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

For leases previously classified as operating leases, lease liabilities were measured at the present value of the remaining lease payments, discounted using the Company's weighted-average incremental borrowing rate, calculated in accordance with IFRS 16, at June 1, 2019, of 12%. Associated right-of-use assets for certain property leases, elected on a lease-by-lease basis, were measured retrospectively as though IFRS 16 had been applied since the commencement date. Other right-of-use assets were measured at the amount equal to the lease liabilities. The right-of-use asset was adjusted by the amount of any prepaid, accrued lease payments, or acquisition lease advantages or disadvantages relating to that lease and recognized in the statements of financial position as at May 31, 2019. The lease liabilities as at June 1, 2019 can be reconciled to the operating lease commitments as of May 31, 2019 as follows:

Operating lease commitments as at May 31, 2019	$1,586,055
Weighted average incremental borrowing rate as at June 1, 2019	12%
Discounted operating lease commitments at June 1, 2019	954,680
Less:
Recognition exemption for short-term leases	(494,253)
Lease liability as at June 1, 2019	$460,427

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, which are the entities over which MYM has control, as disclosed below. All inter-company balances, transactions, revenues and expenses have been eliminated on consolidation. An investor controls where the parent entity has the power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. Non-controlling interests in the equity of the Company's subsidiaries are shown separately in equity in the consolidated statements of financial position.

The table below lists the Company's subsidiaries that are consolidated in these consolidated financial statements and the ownership interest held by non-controlling interests.

Subsidiaries	Controlling Interests	Controlling Interests
	As at May 31, 2020	As at May 31, 2019
Joshua Tree Brands Inc.	100%	100%
My Marijuana Natural Resources Inc.	100%	100%
MYM Holdings Inc.	100%	100%
MYM Holdings (WA) Inc.	100%	100%
Sublime Culture Inc.	75%	75%
CannaCanada Inc.	93%	93%
1114865 B.C. Ltd.	100%	100%
MYM International Brands Inc.	100%	0%
11578723 Canada Inc.	100%	0%
9378-3603 Quebec Inc	100%	100%
9377-4396 Quebec Inc.	100%	100%
MYM Australia PTY Ltd. (1)	0%	100%
MYM Nutraceuticals Mexico, S.A. de C.V. (2)	0%	75%

(1) On November 15, 2019, the Company dissolved MYM Australia PTY Ltd.

(2) In December 2019, the Company disposed of its interest in MYM Nutraceuticals Mexico, S.A de C.V. (Note 9)

SB1-14

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

b) Foreign Currency Translation

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At the end of each financial reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statements at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange gains or losses are recognized on a net basis in earnings or loss for the period.

c) Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash at banks and on hand and short-term investments with maturities of three months or less from the date of acquisition.

d) Biological assets

While the Company's biological assets are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. They include the direct cost of growing materials as well as other indirect costs such as utilities and supplies used in the growing process. Indirect labour for individuals involved in the growing and quality control process is also included, as well as facilities overhead costs, excluding depreciation, to the extent it is associated with the growing space. All direct and indirect costs of biological assets are capitalized as they are incurred and they are all subsequently recorded within the line item "inventory expensed to cost of sales" on the statement of loss and comprehensive loss in the period that the related product is sold. Unrealized fair value gain/losses on growth of biological assets are recorded in a separate line on the face of the statements of loss and comprehensive loss. Biological assets are measured at fair value less costs to sell on the statement of financial position.

e) Inventories

Finished products, work in-process, raw materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Raw materials include carbon dioxide gas and concentrates. Work in process inventory includes inventory held by 3rd party manufacturers. For work in- process and finished product inventories, cost includes all direct costs incurred in production, including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down is reversed. Supplies inventory is valued at the lower of weighted average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

f) Property, Plant, and Equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes the purchase price, any costs directly attributable to bringing equipment to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated site reclamation and closure costs associated with removing the asset, and, where applicable, borrowing costs.

Upon sale or abandonment of any equipment, the cost and related accumulated depreciation and impairment losses are written off and any gains or losses thereon are recognized in profit or loss for the period. When the parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

SB1-15

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The cost of replacing or overhauling a component of an item of equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. Maintenance and repairs of a routine nature are charged to profit or loss as incurred.

g) Intangible Assets

Intangible assets are stated at cost less accumulated depreciation and impairment losses. Cost includes the purchase price, any costs directly attributable to bringing the intangible asset to the condition necessary for it to be capable of operating in the manner intended by management and, where applicable, borrowing costs.

Upon sale or abandonment of any intangible asset, the cost and related accumulated depreciation and impairment losses are written off and any gains or losses thereon are recognized in profit or loss for the period.

h) Amortization

The Company changed its method of accounting for amortization of Property, Plant and Equipment from the declining balance method to a straight line on a prospective basis. The Company believes that the change to straight line method provides more relevant and reliable information as it is more aligned with industry peers.

Depreciation is provided on a straight-line basis over the following terms:

Buildings and improvements	25 years
Computer & software equipment	2-3 years
Furniture and fixtures	5 years
Warehouse equipment	10 years
Production equipment	2-10 years
Leasehold improvements & buildings	5-20 years
Licenses	15 years

As at May 31, 2020 and 2019, assets in process were not available for use and therefore no amortization has been taken.

i) Goodwill

The Company allocates goodwill arising from business combinations to each CGU or group of CGUs that are expected to receive the benefits from the business combination. The carrying amount of the CGU or group of CGUs to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

j) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that the outflow of economic benefits will be required to settle the obligation.

SB1-16

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Constructive obligations are obligations that derive from the Company's actions where:

  by an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and, as a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions are reduced by actual expenditures for which the provision was originally recognized. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The accretion of the discount is charged to profit or loss for the period.

k) Share-Based Payments

The Company grants stock options to buy common shares of the Company through its stock option plan. The fair value of the share options, determined at the date of the grant, is charged to profit or loss, with an offsetting credit to reserve for options, over the vesting period. If and when the share options are exercised, the applicable original amounts of reserve for options are transferred to issued capital.

The fair value of a share-based payment is determined at the date of the grant. The estimated fair value of share options is measured using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and share price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is estimated with reference to the historical volatility of the share price of the Company.

These estimates involve inherent uncertainties and the application of management's judgement. The costs of share-based payments are recognized over the vesting period of the option. The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date. At each reporting date prior to vesting, the cumulative compensation expense representing the extent to which the vesting period has passed and management's best estimate of the share options that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in profit or loss with a corresponding entry to share-based payment reserve.

Stock options that are cancelled are fully expensed at the time of cancellation. For those share options that expire unexercised after vesting, the recorded value remains in reserve for options.

l) Share Purchase Warrants

The fair value of the share purchase warrants, determined at the date of the grant, is charged to profit or loss, with an offsetting credit to reserve for warrants, over the vesting period.

These types of share purchase warrants are recognized at fair value using the Black-Scholes option pricing model or the listed trading price at the date of issue.

SB1-17

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

If and when the warrants are exercised, the applicable original amounts of reserve for warrants are transferred to issued capital. The proceeds generated from the payment of the exercise price are also allocated to issued capital.

m) Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity. Share issue costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issue costs related to uncompleted share subscriptions are expensed in the period they are incurred.

The Company records proceeds from share issuances net of issue costs and any tax effects. Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company's shares on the Canadian Securities Exchange on the date of the agreement to issue the shares or the date of share issuance, whichever is more appropriate.

The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a prorated basis on relative fair values as follows: the fair value of common shares is based on the market close on the date the units are issued; and the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

n) Financial assets

Classification of financial assets

Amortized cost:

Financial assets that meet the following conditions are measured subsequently at amortized cost:

  The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
  The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

The Company has classified cash, accounts receivable, due from related party, accounts payable and accrued liabilities and due to related parties as amortized cost.

Fair value through other comprehensive income ("FVTOCI"):

Financial assets that meet the following conditions are measured at FVTOCI:

  The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and,
  The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company does not currently hold any financial instruments designated as FVTOCI.

SB1-18

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity instruments designated as FVTOCI:

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

The Company does not currently hold any equity instruments designated as FVTOCI.

Financial assets measured subsequently at fair value through profit or loss:

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. The Company does not currently hold any equity instruments designated as FVTPL.

o) Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company's own equity instruments.

Classification of financial liabilities

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using effective interest method.

p) Financial instruments designated as hedging instruments

The Company does not currently apply nor have a past practice of applying hedge accounting to financial instruments.

q) Impairment of financial assets

The expected loss model ("ECL") applies to financial assets measured at amortized cost, contract assets and debt investments measured at FVOCI. The ECL model applies to the Company's note receivable (note 6).

SB1-19

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

To assess credit losses, the Company considers a broad range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions and forecasts that affect the expected collectability of future cash flows of the instrument.

In applying this forward-looking approach, the Company separates instruments into the below categories:

1. financial instruments that have not deteriorated significantly since initial recognition or that have low credit risk;

2. financial instruments that have deteriorated significantly since initial recognition and whose credit loss is not low; or

3. financial instruments that have objective evidence of impairment at the reporting date.

12-month expected credit losses are recognized for the first category while 'lifetime expected credit losses' are recognized for the second category.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset's carrying amount and the present value of the estimated future cash flows, discounted at the financial asset's original effective interest rate.

Financial assets, other than those at FVTPL and amortized cost, are assessed for indicators of impairment at each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

r) Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indications of impairment. If any such indication exists the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. In determining the recoverable amount, the Company also considers the net carrying amount of the asset, the ongoing costs required to maintain and operate the asset, and the use, value and condition of the asset.

Where the asset does not generate cash inflows that are independent with other assets, the Company estimates the recoverable amount of the CGU to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. This generally results in the Company evaluating its non-financial assets on a property by property basis.

The recoverable amount is determined as the higher of fair value less costs of disposal and the asset's value in use. Fair value is determined with reference to discounted estimated future cash flow analysis or to recent transactions involving dispositions of similar properties. In assessing value in use, the estimated future cash flows are discounted to their present value.

The pre-tax discount rate applied to the estimated future cash flows measured on a value in use basis reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as a charge to profit or loss. Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed.

SB1-20

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depletion and depreciation) had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of impairment is recognized as a gain in profit or loss.

s) Income Taxes

i. Current tax expense

Current tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date and includes adjustments to tax payable or recoverable in respect of previous periods.

ii. Deferred tax expense

Deferred tax is accounted for using the balance sheet liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases.

Deferred tax liabilities are recognized for all taxable temporary differences except where the deferred tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

Deferred tax assets are recognized for all deductible temporary differences, carry forwards of unused tax losses and tax credits, to the extent that it is probable that taxable earnings will be available against which the deductible temporary differences, and the carry forward of unused tax losses can be utilized, except where the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

The carrying amounts of deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the reporting date. Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in earnings or loss.

t) Loss Per Share

Basic loss per share is computed using the weighted average number of common shares issued and outstanding during the reporting period.

The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended May 31, 2020 and 2019 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive. No adjustments were required to the reported loss in computing diluted per share amounts.

SB1-21

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

u) Revenue Recognition

Sales of product, including by-product, are recognized in revenue when there is persuasive evidence that all of the following criteria have been met: the significant risks and rewards of ownership pass to the customer, neither continuing managerial involvement nor effective control remains over the goods sold, the selling price and costs to sell can be measured reliably, and it is probable that the economic benefits associated with the sale will flow to us. All of these criteria are generally met by the time the significant risks and rewards of ownership pass to the customer.

v) Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

w) Research and Construction Costs

Research costs are expensed as incurred. Construction in process reflects the costs of assets under construction and are not depreciated until placed into service.

x) Asset Exchanges

For exchanges or parts of exchanges that involve property, plant, equipment or intangible assets, the exchange is accounted for at fair value, unless the exchange transaction lacks commercial substance, or the fair value of the assets given up or the assets received cannot be reliably estimated. The cost of the acquired asset is measured at the fair value of the asset given up unless the fair value of the asset received is more reliable. Where fair value is not used, the cost of the acquired asset is measured at the carrying amount of the asset given up. Any gain or loss on de-recognition of the asset given up is recognized in net income/loss.

y) Business Combination

At the time of acquisition of property, the Company considers whether the acquisition represents the acquisition of a business. The Company accounts for an acquisition as a business combination where an integrated set of activities is acquired in addition to the property.

The cost of a business combination is measured as the aggregate of the consideration transferred at acquisition date fair value. Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the acquisition date. The Company recognizes any contingent consideration to be transferred by the Company at its acquisition date fair value. Goodwill is initially measured at cost, being the excess of the purchase price over the fair value of the net identifiable assets acquired and liabilities assumed. Acquisition-related costs are expensed in the period incurred.

SB1-22

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

4. ACCOUNTS RECEIVABLE

	May 31, 2020	May 31, 2019
GST receivables	$59,904	$147,666
Other receivables	9,071	200,368
	$68,975	$348,034

GST Receivable include GST/HST and QST (Revenue Quebec) amounts receivable.

5. DEPOSITS AND PREPAID EXPENSES

	May 31, 2020	May 31, 2019
Prepaid expenses	$339,267	$899,686
Deposits	46,696	69,122
Other	17,250	34,500
	$403,213	$1,003,308

6. BIOLOGICAL ASSETS

	May 31, 2020	May 31, 2019
Balance, beginning of year	$-	$-
Production costs capitalized	12,499	-
Balance, end of year	$12,499	$-

The fair value was determined using an expected cash flow model which assumes the biological assets will grow to maturity, be harvested and converted into finished goods inventory, and be sold in the retail cannabis market. The significant assumptions used in determining the fair value of cannabis plants include:

Assumption	May 31, 2020	May 31, 2019
Estimated sales price per gram	$3.80	$-
Weighted average stage of growth	3 weeks	-
Expected yields by plant strain	90 grams	-
Wastage	1.00%	-
Post - harvest cost per gram	$0.25	$-

Biological assets are measured at fair value less costs to sell until harvest. All production costs are capitalized. As at May 31, 2020 the carrying value of biological assets consisted entirely of live cannabis plants. The Company values cannabis plants at cost from the date of initial clipping from mother plants until the end of the sixth week of its growing cycle. Measurement of the biological asset at fair value less costs to sell and costs to complete begins at the seventh week until harvest. On average, the grow cycle is approximately 13 weeks.

The fair value measurements for biological assets have been categorized as Level 3. These estimates are subject to volatility in market prices and several uncontrollable factors, which will be reflected in gain or loss on biological assets in future periods.

Increases in cost required up to the point of harvest, harvesting costs and selling costs will decrease the fair value of biological assets, while increases in sales price and expected yield for the cannabis plant will increase the fair value of biological assets.

SB1-23

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

7. NOTES RECEIVABLE

	May 31, 2020	May 31, 2019
Note receivable - Crop Infrastructure Corp.	$689,350	$676,350
Note receivable - Bio Hemp Naturals Growing & Farming Ltd	250,000	-
Note receivable - Rob Gietl, a former Director and CEO	409,835	407,825
Less: Allowance for doubtful amounts	(1,349,185)	-
	$-	$1,084,175

The Company provided funding of $689,350 (US$500,000) (May 31, 2019 - $676,350 (US$500,000)) pursuant to a Production Agreement with Crop Infrastructure Corp. ("CROP") (CSE: CROP) and Elite Ventures Group for the rights to 50% of the hemp grown on a 120-acre parcel of land in Nevada. A significant portion of the harvest in Nevada has failed. CROP has provided MYM with an amendment to the Production Agreement guaranteeing, through a promissory note, that the principal investment will be repaid. Subsequent to year end, CROP filed for bankruptcy and, as a result there is uncertainty and risk associated with the repayment of this note.

On July 31, 2019, the Company acquired 50% of Bio Hemp Naturals Growing & Farming Ltd ("BioHemp"), a licensed hemp cultivator in the business of cultivating and distributing CBD-rich hemp biomass to licensed producers in Canada, for a purchase price of $5,000,000 comprised of cash of $2,500,000 and 6,000,000 common shares of the Company.

Subsequent to the acquisition, the Company determined that the amount of biomass anticipated to be cultivated by BioHemp will be less than original estimates. As a result of this change, the Company executed a rescission agreement with BioHemp. The order for rescission was approved by the Supreme Court of British Columbia on November 18, 2019, which wholly reversed and canceled the BioHemp acquisition along with any obligations of all parties to the transaction. As such, on November 29, 2019, the Company recovered the cash portion of original purchase price of $2,500,000 less $250,000 which was secured in the form of a promissory note from Biohemp and matures on December 31, 2019. There is uncertainty and risk associated with the repayment of this note. Also, in accordance with the court approved rescission order, the 6,000,000 common shares of the Company were returned to the Company (cancelled on December 12, 2019) and the Company returned the shares of BioHemp to BioHemp.

During the year ended May 31, 2019, the Company provided advances and loans to Rob Gietl, a former Director and CEO, for tax deductions and share purchases related to the exercise of options. The tax deduction advance was in the amount of $129,789 and was fully repaid prior to May 31, 2019. The share purchase loan is in the amount of $400,000, accrues interest at a rate of 6% per annum. In September 2019, the loan to the former Director and CEO was amended to postpone the commencement date of repayment from September 1, 2019 to the earlier of 30 days from the date that Sublime receives its cultivation license from Health Canada or November 30, 2019. During the year ended May 31, 2020, interest accrued on the loan totaled $24,058 (year ended May 31, 2019 - $7,825). There is uncertainty and risk associated with the repayment of this note.

An allowance for doubtful accounts of $1,349,185 (year ended May 31, 2019 - $nil), has been provided against the notes receivable, which the Company has determined represents a reasonable estimate of amounts that may be unrecoverable. The amount is included in general and administration expenses on the consolidated statements of loss and comprehensive loss.

8. ASSETS HELD FOR SALE

As at May 31, 2020, the Company the office buildings in Weedon were listed for sale. Prior to their classification as assets held for sale, the office buildings in Weedon were reported under property, plant and equipment (note 10). The assets held for sale are included at the lower of their carrying value and their fair market value. The fair market value is based upon the current listing prices of $159,000 and $179,900, respectively. Net book value of the office buildings as at May 31, 2020 was $294,386.

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MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

8. ASSETS HELD FOR SALE (continued)

On June 3, 2020, the Company entered into a Binding Term Sheet ("NCI Buyout Agreement"). Pursuant to the terms of the NCI Buyout Agreement, the Company will, amongst other consideration, transfer the office buildings in Weedon to the holder of three percent (3%) of the issued and outstanding shares of CannaCanada to acquire these issued and outstanding shares (note 21).

	Building and improvement	Land	Total

Cost
Balance, May 31, 2018 and 2019	$-	$-	$-
Transfer from property, plant and equipment	275,533	35,370	310,903
Balance, May 31, 2020	$275,533	$35,370	$310,903

	Building and improvement	Land	Total

Accumulated amortization
Balance, May 31, 2018	$-	$-	$-
Amortization	10,991	-	10,991
Balance, May 31, 2019	10,991	-	10,991
Amortization	5,526	-	5,526
Balance, May 31, 2020	$16,517	$-	$16,517

	Building and improvement	Land	Total

Carrying amount
Balance, May 31, 2018	$-	$-	$-
Balance, May 31, 2019	264,542	35,370	299,912
Balance, May 31, 2020	$259,016	$35,370	$294,386

9. INTANGIBLE ASSETS

Cost	Licenses (1)	Intellectual Property (2)	Domain Names (2)	Other (2)	Total
Balance at May 31, 2018	$748,079	$2,235,293	$18,397	$2,458	$3,004,227
Additions	150,000	-	-	1,429	151,429
Impairment	-	(2,235,293)	-	-	(2,235,293)
Balance at May 31, 2019	898,079	-	18,397	3,887	920,363
Additions	40,680	-	-	-	40,680
Impairment	(728,079)	-	(18,397)	(3,887)	(750,363)
Reversal of impairment	-	348,000	18,397	1,936	368,333
Disposals	-	(348,000)	(18,397)	(1,936)	(368,333)
Balance at May 31, 2020	$210,680	$-	$-	$-	$210,680

SB1-25

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

9. INTANGIBLE ASSETS (continued)

(1) Licenses

Licenses include the following for Sublime and CannaCanada Inc. ("CannaCanada").

Company	Acquisition Costs	Other Capitalized Charges	Impairment	Total
Sublime license	$-	$210,680	$-	$210,680
CannaCanada license applications	560,813	167,266	(728,079)	-
Balance at May 31, 2020	$560,813	$377,946	$(728,079)	$210,680

Sublime

The Company received its cultivation license from Health Canada on January 31, 2020.

During the year ended May 31, 2020, the Company issued 452,000 common shares with a deemed value of $40,680 or $0.09 per common share in accordance with the various conditions contained in the Sublime asset purchase agreements which were contingent upon Sublime successfully obtaining its cultivation license from Health Canada.

CannaCanada

The license application was previously submitted under ACMPR. The application has been transitioned to Canada's CTLS under the new Cannabis Act. As at May 31, 2020, the Company was exploring all options regarding the future of the project including, but not limited to, the sale or a joint venture to continue the development of the Weedon Facility. The construction of the Weedon Facility has been halted until such time as the Company assesses how to proceed with and potentially pursues a strategic option regarding the Weedon Facility. The Company continues to explore various options for the Weedon facility, but it has not yet identified a viable alternative. The Company has determined that license costs with a net book value of $728,079, are not recoverable as the Company is no longer pursuing the license application.

In addition, the Company has determined that the values attributed to domain names $18,397 and other intangible assets $3,887 is impaired and as such, during the year ended May 31, 2020 the Company recorded a write-down of intangible assets of $750,363 (year ended May 31, 2019 - $2,235,293).

(2) Intellectual Property

During December 2019, the Company decided not to pursue its MYM International Brands Inc. ("Unique Brands") opportunities in Mexico and the UK and has entered into a Settlement Agreement and Release (the "Agreement") with Erick Factor, Unique Brands President and CEO, pursuant to which Mr. Factor has agreed to settle his severance entitlement of $333,333 through transfer of the Company's exclusive rights to certain non-core assets currently being developed by the Unique Brands team, including intellectual property and trademarks of Joshua Tree, Dr. Furbaby, and Hempmed and 100% of the shares of the Company's wholly owned subsidiary, MYM Mexico.

In addition, Mr. Factor has incorporated a new company, Elyte Nutraceuticals Inc. ("Elyte") to, among other things, continue the work, product development, brand development and relationship building with suppliers, advisors, manufacturers, researchers, various key people and potential stakeholders that Unique Brands has undertaken and will continue to undertake until December 31, 2019. Elyte has transferred common shares amounting to 10% of the initial issued and outstanding shares of Elyte as at December 9, 2019 to the Company. The deemed value of these shares was $35,000. The Company has elected to account for the investment in Elyte using the cost method. As at May 31, 2020, the Company determined that the investment in Elyte was impaired and as such the Company recorded an expense of

$35,000 which is included in write-down of investments on the consolidated statement of loss and comprehensive loss.

SB1-26

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

9. INTANGIBLE ASSETS (continued)

Pursuant to the Agreement, the Company determined that the intellectual property, domain names and other intangible assets had a fair market value of $368,333 and as such, reversed the previously recognized impairment loss. These intangible assets were disposed pursuant to the Agreement.

10. PROPERTY, PLANT, AND EQUIPMENT

Cost	Balance at May 31, 2019	Additions / Disposals (Transfer to Assets Held for Sale)		Balance at May 31, 2020
			Impairment
Computer equipment	$51,416	$2,308	$-	$53,724
Furniture	43,081	5,489	(47,384)	1,186
Software	127,095	-	(127,095)	-
Production equipment	199,939	27,370	-	227,309
Leasehold improvements	3,982,055	4,000	-	3,986,055
Buildings and improvements	405,663	(275,533)	(130,130)	-
Right of use	-	690,707	-	690,707
Land	697,822	(35,370)	-	662,452
Warehouse equipment	144,578	10,316	-	154,894
Assets in process	6,507,360	15,079	(6,513,154)	9,285
Total	$12,159,009	$444,366	$(6,817,763)	$5,785,612

Accumulated Deprecation	Balance at May 31, 2019	Additions / Disposals (Impairment / Transfer to Assets Held for Sale)	Depreciation	Balance at May 31, 2020
Computer equipment	$16,554	$-	$18,067	$34,621
Furniture	3,965	(15,176)	11,217	6
Software	31,687	(63,548)	31,861	-
Production equipment	49,957	(2,544)	41,272	88,685
Leasehold improvements	273,587	-	226,361	499,948
Buildings and improvements	15,462	(24,250)	8,788	-
Right of use	-	255,433	137,845	393,278
Land	-	-	-	-
Warehouse equipment	16,991	-	14,583	31,574
Assets in process	-	-	-	-
Total	$408,203	$149,915	$489,994	1,048,112
Net Book Value	$11,750,806			$4,737,500

The Company has determined that software with a net book value of $63,547, building improvements with a net book value of $122,395, furniture with a net book value of $32,208 and assets in process with a net book value of $6,513,156 are not recoverable and as such, during the year ended May 31, 2020 the Company recorded a write-down of property, plant and equipment of $6,731,306 (year ended May 31, 2019 - $nil).

During the year ended May 31, 2020, the Company sold equipment for total proceeds of $7,850, resulting in a gain on sale of equipment of $4,294.

During the year ended May 31, 2020, the Company capitalized depreciation of $3,141 to biological assets (year ended May 31, 2019 - $nil).

SB1-27

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

10. PROPERTY, PLANT, AND EQUIPMENT (continued)

Cost	Balance at May 31, 2018	Additions	Discontinued Operations	Balance at May 31, 2019
Computer equipment	$35,550	$17,922	$(2,056)	$51,416
Furniture	3,400	45,031	(5,350)	43,081
Software	90,922	36,173	-	127,095
Production equipment	436,723	86,241	(323,025)	199,939
Leasehold improvements	3,787,716	194,339	-	3,982,055
Buildings and improvements	275,534	130,129	-	405,663
Land	697,822	-	-	697,822
Warehouse equipment	144,578	-	-	144,578
Assets in process	627,790	6,252,298	(372,728)	6,507,360
Total	$6,100,035	$6,762,133	$(703,159)	$12,159,009

Accumulated Deprecation	Balance at May 31, 2018	Depreciation	Discontinued Operations	Balance at May 31, 2019
Computer equipment	$5,565	$12,279	$(1,290)	$16,554
Furniture	-	5,529	(1,564)	3,965
Software	-	31,687	-	31,687
Production equipment	25,210	92,751	(68,004)	49,957
Leasehold improvements	50,903	222,684	-	273,587
Buildings and improvements	-	15,462	-	15,462
Land	-	-	-	-
Warehouse equipment	2,534	14,457	-	16,991
Assets in process	-	-	-	-
Total	$84,212	$394,849	$(70,858)	$408,203
Net Book Value	$6,015,823		$(632,301)	$11,750,806

During the year ended May 31, 2019, addition to assets in process were for the production and growing facilities in Laval and Weedon and the development of the manufacturing facility in Toronto.

The Company recorded a net write-down of $3,862 for furniture and computer equipment due to discontinued operations at Joshua Tree Brands. In addition, the Company recorded a net write-down of $255,711 for production equipment and furniture; and $372,728 for assets in process to discontinued operations to reflect a decision to vacate the Toronto manufacturing facility. The amounts are included in discontinued operations on the Consolidated Statements of Loss and Comprehensive Loss.

11. LEASE LIABILITY

The lease liability consists of the following:

	May 31, 2020	May 31, 2019

Balance, beginning of period	$-	$-
Addition on adoption of IFRS 16	460,427	-
Addition on lease modification	38,537	-
Interest expense	48,212	-
Payments	(186,245)	-
Balance, end of period	360,931	-
Less: non-current portion of lease liability	(192,406)	-
Current portion of lease liability	$168,525	$-

SB1-28

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

12. SECURED LOAN

	May 31, 2020	May 31, 2019
Balance, beginning of period	$-	$-
Proceeds from issuance of term loan	3,000,000	-
Issuance costs and transaction fees	(304,741)	-
Amount allocated to reserve for warrants	(134,443)	-
Principal repayments	(2,600,000)
Application of prepaid interest to loan balance	(240,000)
Refund of issuance costs	(160,000)
Accretion expense	439,184	-
Balance, end of period	$-	$-

On July 31, 2019, the Company entered into a $5,500,000 loan agreement ("Secured Loan") with Trichome Financial Corp. ("Trichome"). The Secured Loan was structured through two tranches of $3,000,000 and $2,500,000 accruing interest at 12% per annum. The first tranche of $3,000,000 was advanced on July 31, 2019 and the second tranche was to be issued upon achieving certain milestones.

A standby fee of 6% was payable on the second tranche until such date that it is advanced, or the Secured Loan matures. During the year ended May 31, 2020, an expense of $37,808, respectively (May 31, 2019 -

$Nil) was recognized in interest expense on the consolidated statement of loss and comprehensive loss.

Annual interest of $360,000 on the first tranche was prepaid and held on account by the lender. The balance was drawn down monthly until the outstanding principal was repaid. During the year ended May 31, 2020, an expense of $120,000 (May 31, 2019 - $nil) was recognized in interest expense on the consolidated statement of loss and comprehensive loss.

Pursuant to the Secured Loan, the Company issued 4,000,000 warrants to Trichome. Each warrant is exercisable into one common share of the Company at a price of $0.30 and expire on June 10, 2022. The fair value of the liability component of the convertible debt on inception was $2,400,817 based on the Black- Scholes Option Pricing Model ("Black-Scholes"), using a 40% discount rate. After deducting the total transaction costs of $464,740, a residual value of $134,443 has been recorded to reserve for warrants.

On November 30, 2019, the Company repaid $2,250,000 of the first tranche. As a result of the early repayment, Trichome refunded $160,000 of the Secured Loan issue costs and applied the prepaid interest of $240,000 against the outstanding principal. The remaining balance of $350,000 was subsequently repaid on December 2, 2019 and the Secured Loan was terminated. The Company has no further obligations with respect to the Secured Loan.

13. SHARE CAPITAL

a) Authorized

Unlimited common shares without par value
Unlimited preferred shares (none issued)

SB1-29

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

13. SHARE CAPITAL (continued)

b) Issued and Outstanding

During the year ended May 31, 2020, the Company had the following common share transactions:

  The Company issued 1,666,666 units through a non-brokered private placement at $0.06 per unit for gross proceeds of $100,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.10 and expire on May 22, 2023. Share issuance costs totaled $6,613. A fair value of

$84,941 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 0.27%).

  The Company issued 1,250,000 units through a non-brokered private placement at $0.06 per unit for gross proceeds of $75,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.10 and expire on April 30, 2023. Share issuance costs totaled $6,320. A fair value of

$49,717 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 0.29%).

  The Company issued 1,250,000 units through a non-brokered private placement at $0.06 per unit for gross proceeds of $75,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.10 and expire on April 14, 2023. Share issuance costs totaled $8,941. A fair value of

$59,028 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 0.38%).

  The Company issued 952,000 common shares with a deemed value of $85,680 or $0.09 per common share to various consultants of the Company upon Sublime successfully obtaining its cultivation license from Health Canada. The Company recognized $45,000 as consultant expense and capitalized $40,680 to the intangible asset related to the Sublime license.
  The Company issued 2,327,142 units through a non-brokered private placement at $0.06 per unit for gross proceeds of $139,629. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.10 and expire on February 13, 2023. Share issuance costs totaled $4,469. A fair value of $111,147 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.55%).
  The Company issued 3,115,795 units through a non-brokered private placement at $0.06 per unit for gross proceeds of $186,948. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.10 and expire on February 4, 2023. Share issuance costs totaled $4,303. A fair value of

$184,968 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.51%).

  The Company issued 2,489,711 common shares at prices of $0.06 - $0.105 per common share for the settlement of $193,586 debt owing to various directors, officers, and consultants of the Company.
  The Company issued 3,333,334 units through a non-brokered private placement at $0.06 per unit for gross proceeds of $200,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.10 and expire on January 29, 2023. Share issuance costs totaled $3,481. A fair value of

$146,596 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.51%).

SB1-30

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

13. SHARE CAPITAL (continued)

  The Company issued 3,683,416 units through a non-brokered private placement at $0.06 per unit for gross proceeds of $221,005. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.10 and expire on January 27, 2023. Share issuance costs totaled $8,498. A fair value of

$161,944 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.48%).

  The Company issued 4,478,571 units through a non-brokered private placement at $0.06 per unit for gross proceeds of $268,714. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.10 and expire on January 14, 2023. Share issuance costs totaled $4,030. A fair value of

$180,717 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.69%).

  The Company issued 903,614 units through a non-brokered private placement at $0.083 per unit for gross proceeds of $75,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.1375 and expire on December 19, 2022. Share issuance costs totaled $3,431. A fair value of $46,850 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.71%).
  BioHemp returned 6,000,000 common shares of the Company and the Company cancelled these common shares on December 12, 2019.
  The Company issued 1,176,470 units through a non-brokered private placement at $0.1275 per unit for gross proceeds of $150,000. Each unit is comprised of one common share and one non- transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.2125 and expire on November 26, 2022. Share issuance costs totaled

$9,250. A fair value of $100,776 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.59%).

  The Company issued 1,212,122 units through a non-brokered private placement at $0.165 per unit for gross proceeds of $200,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.275 and expire on November 15, 2022. Share issuance costs totaled $9,875. A fair value of $108,233 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.57%).
  The Company issued 1,190,476 units through a non-brokered private placement at $0.105 per unit for gross proceeds of $125,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.175 and expire on October 11, 2022. Share issuance costs totaled $4,015. A fair value of $66,947 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.65%).
  The Company issued 1,086,957 units through a non-brokered private placement at $0.184 per unit for gross proceeds of $200,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.2875 and expire on September 20, 2022. Share issuance costs totaled $4,040. A fair value of $121,994 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.59%).

SB1-31

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

13. SHARE CAPITAL (continued)

  The Company issued 1,000,000 units through a non-brokered private placement at $0.20 per unit for gross proceeds of $200,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.33 and expire on September 6, 2022. Share issuance costs totaled $4,065. A fair value of $137,318 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.50%).
  The Company issued 1,000,000 common shares for the exercise of options at $0.23 per common share for gross proceeds of $230,000. In relation to the exercise, $88,256 was classified from reserves for options to share capital.
  The Company issued 8,762,432 units through a non-brokered private placement at $0.324 per unit for gross proceeds of $2,839,028. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.50 and expire on between July 9, 2022 and August 30, 2022. Share issuance costs totaled $58,280. A fair value of $1,672,450 was assigned to the warrants issued using the Black- Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.41%- 1.65%).
  The Company issued 1,893,940 units through a non-brokered private placement at $0.264 per unit for gross proceeds of $500,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.413 and expire on June 7, 2022. Share issuance costs totaled $11,170. A fair value of

$314,301 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.45%).

  The Company issued 6,000,000 common shares to acquire 50% of BioHemp. Subsequent to the acquisition, the Company determined that the amount of biomass anticipated to be cultivated by BioHemp will be significantly less than original estimates. As a result of this material change, the Company executed a rescission agreement with BioHemp. The order for rescission, which was approved on November 30, 2019, resulted in the transaction being wholly reversed and cancelled. Subsequent to November 30, 2019, the 6,000,000 common shares of the Company were returned to the Company and cancelled.

During the year ended May 31, 2019, the Company had the following common share transactions:

  The Company executed the definitive agreement for a $25 million equity investment by Alumina Partners LLC which can be drawn over a two-year period. During the year ended May 31, 2019, the Company closed on its first tranche under the definitive agreement, consisting of 6,429,557 units at prices of $0.41 - $0.46 per unit for gross proceeds of $2,736,355. Each unit is comprised of one common share and one transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.64 - $0.71 and expire between January 11, 2022 and April 25, 2022. Share issuance costs totaled $47,991. A fair value of $1,773,008 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life

2.25 years, risk free rate 1.49% - 1.87%).

  The Company issued 1,000,000 units through a non-brokered private placement for gross proceeds of $600,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $1.20 and expire March 1, 2020. Share issuance costs totaled $nil. A fair value of $74,738 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life

0.75 years, risk free rate 1.77%).

SB1-32

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

13. SHARE CAPITAL (continued)

  The Company issued 5,885,972 units through a non-brokered private placement for gross proceeds of $5,297,375. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $1.50 and expire September 14, 2020. Finders' fees totalling $188,450 were paid on the financing; other share issuance costs totaled $3,506. A fair value of $2,764,758 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 1.5 years, risk free rate 2.12%).
  The Company issued 263,000 common shares at a price of $0.70-$0.82 per common share for gross proceeds of $201,528. Placement fees of $7,053 were incurred for net proceeds of $194,475. Other common share issuance costs totaled $5,091.
  The Company issued 2,368,305 common shares for the exercise of warrants at $0.07-$1.00 per common share for gross proceeds of $1,275,222. In relation to the exercise, $55,577 was reclassified from reserves for warrants to share capital.
  The Company issued 2,112,500 common shares for the exercise of options at $0.20-$0.45 per common share for gross proceeds of $435,000. In relation to the exercise, $158,784 was reclassified from reserves for options to share capital.
  The Company issued 500,000 contingent common shares valued at $115,000 upon the achievement of the final milestones for the HempMed acquisition.
  The Company issued 300,000 common shares for the increase in ownership of CannaCanada to the minority shareholders. Subscriptions received of $435,000 was reclassified to share capital.
  The Company issued 250,000 common shares at $1.07 per share to a consultant as a signing bonus and agreed to issue an additional 750,000 common shares if certain conditions for receipt and approval of a cultivation licence and approval for sales and distribution by Health Canada. The Company recorded $267,500 to stock-based compensation expense.
  The Company issued 10,000 common shares to an employee pursuant to an employment agreement at a price of $1.19 per share as at the date of the award. The company recorded $11,900 to stock-based compensation expense.

c) Escrow Shares

There were no shares held in escrow as at May 31, 2020 or May 31, 2019.

d) Warrants

A summary of the changes in the Company's common share purchase warrants is as follows:

	Number of warrants	Weighted Average Exercise Price
Balance, May 31, 2018	12,066,874	$1.84
Issued	13,315,529	$1.07
Exercised	(2,368,305)	$0.54
Expired	(3,938,250)	$1.00
Balance, May 31, 2019	19,075,848	$1.64
Issued	42,330,935	$0.24
Expired	(6,535,319)	$2.75
Balance, May 31, 2020	54,871,464	$0.43

SB1-33

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

13. SHARE CAPITAL (continued)

The share purchase warrants outstanding and exercisable at May 31, 2020 and 2019 have the following expiry date and exercise prices:

Grant Date	Expiry Date	Exercise price ($)	Warrants May 31, 2020	Warrants May 31, 2019
September 20, 2017	September 20, 2020	0.55	125,000	125,000
February 20, 2018	February 20, 2020	3.00	-	5,000,000
February 26, 2018	February 26, 2020	3.25	-	535,319
May 4, 2018	November 4, 2020	2.04	100,000	100,000
September 14, 2018	September 14, 2020	1.50	5,885,972	5,885,972
January 11, 2019	January 11, 2022	0.64	2,439,024	2,439,024
March 1, 2019	March 1, 2020	1.20	-	1,000,000
March 29, 2019	March 29, 2022	0.71	1,200,000	1,200,000
April 12, 2019	April 12, 2022	0.64	1,449,333	1,449,333
April 25, 2019	April 25, 2022	0.69	1,341,200	1,341,200
June 7, 2019	June 7, 2022	0.413	1,893,940	-
June 10, 2019	June 10, 2022	0.30	4,000,000	-
July 9, 2019	July 9, 2022	0.50	1,543,210	-
July 16, 2019	July 16, 2022	0.50	2,528,174	-
August 1, 2019	August 1, 2022	0.50	3,602,234	-
August 30, 2019	August 30, 2022	0.50	1,088,814	-
September 6, 2019	September 6, 2022	0.33	1,000,000	-
September 20, 2019	September 20, 2022	0.2875	1,086,957	-
October 11, 2019	October 11, 2022	0.175	1,190,476	-
November 15, 2019	November 15, 2022	0.275	1,212,122	-
November 26, 2019	November 26, 2022	0.2125	1,176,470	-
December 19, 2019	December 19, 2022	0.1375	903,614	-
January 14, 2020	January 14, 2023	0.10	4,478,571	-
January 27, 2020	January 27, 2023	0.10	3,683,416	-
January 29, 2020	January 29, 2023	0.10	3,333,334	-
February 4, 2020	February 4, 2023	0.10	3,115,795	-
February 13, 2020	February 13, 2023	0.10	2,327,142	-
April 14, 2020	April 14, 2023	0.10	1,250,000	-
April 30, 2020	April 30, 2023	0.10	1,250,000	-
May 22, 2020	May 22, 2023	0.10	1,666,666	-
Total			54,871,464	19,075,848
Weighted average remaining contractual life of warrants outstanding at the end of the period			2.1 years	1.7 years

e) Incentive Stock Options

The Company has a Stock Option Plan ("the Plan") in place under which it is authorized to grant stock option awards to employees, directors and consultants. The stock option plan allows the Company to grant stock option awards up to a maximum of 10% of the issued shares of the Company.

SB1-34

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

13. SHARE CAPITAL (continued)

A summary of the changes in the Company's stock options is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Balance, May 31, 2018	6,682,500	$0.87
Granted	9,855,000	$0.90
Cancelled	(2,939,000)	($1.80)
Exercised	(2,112,500)	($0.21)
Balance, May 31, 2019	11,486,000	$0.78
Granted	8,500,000	$0.14
Expired	(683,000)	$(0.83)
Cancelled	(9,028,000)	$(0.84)
Exercised	(1,000,000)	$(0.23)
Balance, May 31, 2020	9,275,000	$0.20

As at May 31, 2020 there were 9,175,000 (May 31, 2019 - 4,541,000) stock options vested and exercisable at an average exercise price of $0.19 (May 31, 2019 - $0.66).

The assessed fair value of options vested during the year ended May 31, 2020 was $2,032,044 (year ended May 31, 2019 - $4,362,139). The fair value at grant date is determined using the Black Scholes model. Weighted-average assumptions used in the Black-Scholes Option Pricing Model are as follows:

	2020	2019
Risk-free interest rate	1.41-1.53%	1.44-2.09%
Expected life	2-3.5 years	1-5 years
Expected volatility	100%	85%-100%
Forfeiture rate	0.0%	0.0%
Dividend rate	0.0%	0.0%

SB1-35

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

13. SHARE CAPITAL (continued)

The following table summarizes the Company's stock options outstanding at May 31, 2020 and May 31, 2019:

		Note	Exercise price	Stock Options May 31, 2020	Stock Options May 31, 2019
Grant Date	Expiry Date
November 17, 2015	November 17, 2020	1	$0.05	900,000	900,000
June 1, 2017	June 1, 2019	3	$0.23	-	1,000,000
August 9, 2017	August 9, 2019	4	$0.48	-	200,000
September 5, 2017	December 5, 2022	5	$0.45	175,000	200,000
March 2, 2018	June 2, 2021	6	$2.41	-	126,000
April 10, 2018	April 10, 2021	7	$2.16	-	150,000
May 29, 2018	May 29, 2021	7	$1.52	-	165,000
June 11, 2018	June 11, 2021	8	$1.94	-	40,000
August 22, 2018	August 22, 2020	9	$1.25	500,000	500,000
October 24, 2018	October 24, 2022	9	$1.10	-	2,000,000
February 1, 2019	February 1, 2022	10	$0.79	-	2,000,000
February 11, 2019	February 11, 2022	11	$0.76	750,000	750,000
February 20, 2019	February 20, 2021	12	$0.67	-	50,000
February 26, 2019	August 26, 2020	2	$0.71	-	200,000
March 27, 2019	September 27, 2022	13	$0.76	150,000	3,205,000
April 3, 2020	April 3, 2023	12	$0.06	6,800,000	-
Total				9,275,000	11,486,000
Weighted average remaining contractual life of stock options outstanding at the end of the period				2.4 years	2.5 years

Vesting of options is as follows:

1. 25% immediately and 25% after each 3-month anniversary.

2. 25% after each 3-month anniversary.

3. 12.5% after each 3-month anniversary and 25% after 21 months.

4. contingent vesting on attaining a financing of $2.5M.

5. 10% after each 6-month anniversary. Expire 1 year after vesting date

6. 10% immediately and 10% after each 3-month anniversary. Expire 1 year after vesting date.

7. 25% after each 6-month anniversary.

8. When Health Canada grants CannaCanada or the Company approval for sale and distribution from the Weedon facility.

9. 250,000 immediately, 50,000 every three months effective October 1, 2018

10. 25% immediately, 17.5% after each 3-month anniversary and 22.5% after 1-year from anniversary.

11. 20% immediately and 20% after each 3-month anniversary.

12. Immediately.

13. 1/12 after each 3-month anniversary.

SB1-36

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

14. GENERAL AND ADMINISTRATION

Year ended May 31,
	2020	2019
Salaries and contractors	$2,766,896	$2,961,005
Bad debt expense	1,349,185	-
Travel	620,626	670,542
Consultants	366,901	909,046
Insurance	392,673	230,540
Rent	173,245	454,426
Brokerage and listing fees	70,169	93,566
Utilities	83,797	100,278
Finance charges	-	343,733
Office expenses	80,005	149,215
Repair and maintenance	66,769	7,272
Software expenses	71,367	51,152
Other	154,835	61,932
Total	$6,196,468	$6,032,707

15. INCOME TAXES

a) Rate Reconciliation

Income tax expense differs from the amount that would result by applying the combined Canadian federal and provincial income tax rates to earnings before income taxes. The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 27% (2019 - 27%) to the effective tax rate is as follows:

	2020	2019
Loss before income taxes	$18,788,691	$18,626,547
Combined Canadian federal and provincial income tax rates	27%	27%
Expected income tax recovery	(5,067,518)	(5,020,078)
Items that caused an increase (decrease)
Non-deductible permanent differences	561,685	1,190,545
True up of prior year balances	106,414	351,446
Change in income tax rate	-	(53,497)
Change in tax assets not recognized	4,399,419	3,531,584
Income tax recovery	$-	$-

b) Unrecognized deferred tax assets and liabilities

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2020	2019
Deferred tax assets:
Non-capital losses carried forward	$6,666,928	$4,239,240
Temporary differences in net assets	2,907,532	960,224
Unamortized share issue costs	66,187	41,764
Deferred tax assets, net	$9,640,647	$5,241,228

SB1-37

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

15. INCOME TAXES (continued)

c) Non-capital loss carryforward

The Company has Canadian non-capital losses for income tax purposes of approximately $24,692,300 (2019 - $15,700,900), which may be available to reduce taxable income in future years. The potential benefit of these losses has not been recognized as a deferred tax benefit, as currently it is not probable that such benefit will be utilized in the foreseeable future. These losses expire as follows:

2034	$313,400
2035	202,300
2036	666,700
2037	519,000
2038	4,740,800
2039	9,258,700
2040	8,991,400
Total	$24,692,300

16. SUPPLEMENTAL CASH FLOW INFORMATION

		Year ended May 31,
	Note	2020	2019
Non-Cash Financing and Investing Activities
Fair value of options exercised	13	$88,256	$158,784
Fair value of warrants issued in private placements	13	3,547,927	4,612,504
Fair value of warrants exercised	13	-	55,577
Fair value of warrants issued for Term Loan	12	134,443	-
Reclassification of provision for royalties to current liabilities		-	195.000
Shares issued for wages and contractors	13	193,586	279,400
Shares issued for Sublime license	9,13	40,680	-
Shares issued for purchase of CannaCanada	9,13	-	435,000
Shares issued for HempMed contingent consideration	13	-	115,000

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value measurement of financial assets and liabilities

The fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1	- Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	- Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3	- Inputs that are not based on observable market data.

The carrying values of cash and cash equivalents, accounts receivable, due from related party, accounts payable and accrued liabilities and due to related parties approximate the fair values because of their nature and relatively short maturity dates or durations.

As at May 31, 2020 and May 31, 2019, biological assets were categorized as Level 3 in the fair value hierarchy above.

SB1-38

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

a) Risk Management

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management's close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board's main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company's exploration activities, and limited exposure to credit and market risks. There were no changes to the objectives or the process from the prior period.

The types of risk exposure and the way in which such exposures are managed are as follows:

a) Credit Risk

Credit risk primarily arises from the Company's cash and cash equivalents and amounts receivable. The risk exposure is limited to their carrying amounts at the statement of financial position date. Cash and cash equivalents are held as cash deposits or invested in guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the bank and the investment grade of the guaranteed investment certificates. Amounts receivable primarily consists of Trade Receivables and Goods and Services Tax (GST) credits and receivable from certain suppliers.

b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures there is sufficient capital to meet short term business requirements. One of management's goals is to maintain an optimal level of liquidity through the active management of assets, liabilities and cash flows.

The Company's cash and cash equivalents are deposited in major banks or invested in guaranteed investment certificates, which are available on demand to fund the Company's operating costs and other financial demands.

c) Market Risk

The significant market risks to which the Company is exposed are currency and interest rate risk.

d) Currency Risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company is exploring opportunities in an international environment, some of the Company's financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company's operations are subject to currency risk.

The majority of the Company's costs are incurred in Canada and are denominated in Canadian dollars. Foreign currency transactions are booked at historical cost in Canadian dollars.

SB1-39

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company has not entered into any agreements or purchased any foreign currency hedging instruments to hedge possible currency risks at this time. Management believes the foreign exchange risk derived from currency conversions is not significant, and therefore, does not hedge its foreign exchange risk.

The Company is exposed to currency risk through the following monetary assets and liabilities denominated in foreign currencies:

	May 31, 2020		May 31, 2019
Cash and cash equivalents	MXP$	-	MXP$	88,788
Accounts payable	USD$	3,353	USD$	387,832
Accounts payable	AUD$	-	AUD$	4,928

Based on the above net exposures and assuming that all other variables remain constant, a 10% change in the value of the foreign currencies against the Canadian dollar would result in an increase or decrease of $462 (May 31, 2019 - $52,313) in income/loss from operations.

e) Interest Rate Risk

The Company's policy is to invest excess cash in guaranteed investment certificates ("GIC") at fixed or floating rates of interest and cash equivalents are to be maintained in floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders.

As at May 31, 2020, the Company held $17,500 (May 31, 2019 - $34,500) in interest bearing GIC's with interest accruing at the bank prime rate less 1.85% (May 31, 2019 - bank prime rate less 2.70%); these GIC's have a lien in the event of default of certain lease agreements.

Fluctuations in interest rates impact the value of cash and cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates.

Currently, the Company believes that it is not exposed to significant interest, currency or credit risks arising from its financial instruments.

18. RELATED PARTY BALANCES AND TRANSACTIONS

Key management personnel are those persons currently or previously having authority and responsibility for planning, directing and controlling the activities of the Company or its subsidiaries, directly or indirectly. Key management personnel include the Company's directors and executive officers.

SB1-40

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

18. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

The aggregate value of transactions relating to key management personnel were as follows:

	Year ended May 31,
	2020	2019
Salaries	$482,954	$1,148,536
Consulting fees	756,681	192,604
Short term employee benefits	4,517	9,564
Stock-based compensation	1,619,144	3,608,967
	$2,863,296	$4,959,671

Other related party transactions:

	Year ended May 31,
	2020	2019
Corporate finance fees	$250,000	$-
Legal fees	-	108,338
	$250,000	$108,338

During the year ended May 31, 2020, the Company issued 1,559,906 common shares at a price of $0.06 -

$0.105 per share for the settlement of $120,003 debt owing to various directors and officers of the Company.

As at May 31, 2020, $58,068 (May 31, 2019 - $50,132) were owing to key management personnel for fees and expenses and the amounts were included in due to related parties. The amounts payable are non-interest bearing, are unsecured, and have no specific terms of repayment.

Name	Title	May 31, 2020	May 31, 2019
Robin Linden	Director, CMO, interim CFO and Corporate Secretary	$17,500	$15,929
Mark Forster	Corporate controller and Former CFO	23,068	11,649
Erick Factor	Former Executive Chairman	17,500	5,590
Elizabeth Liu	Former Director and CLO	-	3,645
Charith Adkar	Former CSO	-	4,597
Sheryl Dhillon	Corporate services and Former Corporate Secretary	-	1,648
Paul Cheetham	Former COO	-	5,151
Rob Gietl	Former Director and CEO	-	1,923
Totals		$58,068	$50,132

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

19. MANAGEMENT OF CAPITAL

The Company's objectives when managing capital are to pursue and complete the identification and evaluation of assets, properties or businesses with a view to acquisition. The Company does not have any externally imposed capital requirements to which it is subject.

As at May 31, 2020, the Company had capital resources consisting of cash and cash equivalents. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents.

SB1-41

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

19. MANAGEMENT OF CAPITAL (continued)

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

The Company also has in place a planning, budgeting and forecasting process which is used to identify the amount of funds required to ensure the Company has appropriate liquidity to meet short and long-term operating objectives.

The Company is dependent on cash flows generated from its operations and from external financing to fund its activities. In order to maintain or adjust its capital structure, the Company may issue new shares or debt.

At May 31, 2020 and 2019, the Company was not subject to any externally imposed capital requirements.

20. COMMITMENTS

A summary of undiscounted liabilities and future operating commitments at May 31, 2020, are as follows:

	Total	Within 1 year	2 - 5 years	Greater than 5 years
Maturity analysis of financial liabilities
Accounts payables and accrued liabilities	$617,964	$617,964	$-	-
Due to related parties	58,068	58,068		-
	676,032	676,032	-	-
Commitments
Future operating commitments	788,583	323,581	465,002	-

Total financial liabilities and commitments	$1,464,615	$999,613	$465,002	-

21. EVENTS AFTER THE REPORTING PERIOD

Acquisition of Highland Grow Inc.

The Company and Biome Grow Inc. ("Biome") entered into an agreement whereby the Company has acquired 100% of Biome's wholly-owned subsidiary Highland Grow Inc. ("HGI"), which is licensed under the Cannabis Act (Canada) to cultivate, process, and distribute cannabis from its facility located in Antigonish, Nova Scotia.

The total consideration for the acquisition was approximately $12.9 million consisting of: (i) $1.5 million in cash; (ii) 42,813,985 common shares in the capital of MYM (each a "MYM Share") at a deemed per share price of $0.065, representing 19% of MYM's total issued and outstanding share capital post-closing (the "Consideration Shares"); and (iii) 132,551,040 newly-created non-voting Class A Special Shares of MYM International Brands Inc., which non-voting shares may be exchanged for MYM Shares in accordance with the Class A Special Shares' rights and restrictions; and (iv) MYM's agreement to make the Loan (as described below).

SB1-42

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

21. EVENTS AFTER THE REPORTING PERIOD (continued)

MYM has also loaned Biome an amount equal to $1 million (the "Biome Loan") for a term of 18 months with an option to extend for an additional 6 months at the sole discretion of Biome upon Biome paying an extension fee. The Biome Loan bears interest at a face rate of 17.5% per annum. Biome paid a set-up fee equal to 3% of the amount advanced and an immediate interest payment equal to 5% of the amount advanced separate from and in addition to the 17.5% per annum interest payable under the Biome Loan. Interest on the Loan is payable monthly beginning on the day that is 4 months following the advance of the Loan. Requiring no further loan of cash by MYM, the principal amount of the Biome Loan shall be increased by the amount of certain liabilities of HGI, which will continue to be owing by HGI post-closing estimated to be approximately $1.4M.

Upon completion of the transaction, Michael Wiener resigned as a director of Biome and was appointed as Chief Executive Officer and a director of MYM. Robin Linden will resume his role as a director and Chief Marketing Officer of MYM. Robert Wolf was appointed a director of MYM.

As security for the Loan, 38,461,538 Consideration Shares will be placed into escrow and released to Biome on regular intervals. Any proceeds received by Biome from the sale of such Consideration Shares shall be used to repay the Loan until such time as the Biome Loan is discharged in full.

Acquisition of Sublime Non-controlling Interest

In June 2020, the Company completed the purchase of SublimeCulture with the acquisition of 250,000 class A shares of SublimeCulture Inc. being the remaining 25% of SublimeCulture's total issued and outstanding share capital. The Company now owns 100% of the cannabis cultivator. In exchange for the remaining 25% of SublimeCulture, the Company paid $250,000, issued 5,150,000 MYM common shares, and transferred ownership of a partially constructed greenhouse (with $nil carrying value as of May 31, 2020). Pursuant to this transaction above, the Company also recovered 3% interest in CannaCanada.

Acquisition of CannaCanada Non-controlling Interest

Through a series of transactions completed in June 2020, including the SublimeCulture transaction noted above, the Company acquired 70,000 class B1 shares of CannaCanada being the remaining 7% of CannaCanada's total issued and outstanding share capital. The Company now owns 100% of CannaCanada. As part of the exchange for the final 4% of CannaCanada, the Company paid $50,000 and transferred the office buildings which were classified as held for sale (note 8).

Private Placement

On June 5, 2020, the Company issued 1,250,000 units through a non-brokered private placement at $0.06 per unit for gross proceeds of $87,500. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.10 and expire on June 5, 2023.

On July 6, 2020, the Company issued 1,428,571 units through a non-brokered private placement at $0.0525 per unit for gross proceeds of $75,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.0875 and expire on July 6, 2023.

SB1-43

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

21. EVENTS AFTER THE REPORTING PERIOD (continued)

Loan Facility

On July 27, 2020, the Company entered into a loan facility (the "Loan Facility") with 1909203 Ontario Inc. (the "Facility Lender") whereby the Company borrowed $3 million for a term of 18 months with an option to extend for an additional 6 months at the sole discretion of the Company upon the Company paying the Facility Lender an extension fee. 1909203 Ontario Inc. is controlled by Michael Wiener and parties related to him. The Loan Facility shall bear interest at a face rate of 17.5% per annum. MYM shall also pay the Facility Lender a set-up fee equal to 3% of the amount advanced and an immediate interest payment equal to 5% of the amount advanced separate from and in addition to the 17.5% per annum interest payable under the Loan Facility. The Loan Facility is secured against all of MYM's current and future acquired assets. At any time during the term of the Loan Facility, at the Company's discretion, the Company may borrow an additional $1 million from the Facility Lender on the same terms and conditions as the $3 million loan.

On August 21, 2020, the Company borrowed an additional $600,000 pursuant to the Loan Facility. As consideration for such loan, MYM has issued the Lender 28,571,429 common share purchase warrants each of which may be exercised to purchase one common share of MYM at a price of $0.07 per common share for a period of 36 months.

Other Share Transactions

On June 1, 2020, the Company issued 566,677 common shares at $0.08 per common share for the settlement of $45,334 debt owing to various directors, officers, and consultants of the Company.

On June 30, 2020, the Company issued 647,631 common shares at $0.07 per common share for the settlement of $45,334 debt owing to various directors, officers, and consultants of the Company.

On July 31, 2020, the Company issued 755,568 common shares at $0.06 per common share for the settlement of $45,334 debt owing to various directors, officers, and consultants of the Company.

On September 1, 2020, the Company issued 668,760 common shares at $0.06 per common share for the settlement of $40,126 debt owing to various directors, officers, and consultants of the Company.

Stock Options

On August , 2020, the Company announced that it has amended its stock option plan ("SOP") to: (i) increase the termination period of options held by option holders who are no longer Eligible Persons (as defined in the SOP) from 90 days to 18 months; (ii) include a mechanism to allow for the cashless exercise of options by option holders; and (iii) increase the number of options issuable under the SOP from 10% to 15% of the total number of issued and outstanding common shares of MYM (the "Shares") on the date an option is granted. The aforementioned amendments are subject to ratification by the shareholders of MYM at MYM's next annual general meeting. Until such shareholder approval is obtained, any options granted exceeding the current 10% threshold cannot be exercised and if such approval is not obtained, such options shall immediately terminate.

On August 7, 2020, the Company issued 23,980,000 stock options to certain directors, officers, employees and consultants of the Company. The stock options are exercisable for a period of three years from the date of grant at a price of $0.065 per Share. Certain stock options will vest immediately, and certain stock options will vest over a period of 12 months in 12 equal proportions

On August 22, 2020, 500,000 stock options with an exercise price of $1.25 expired unexercised.

SB1-44

MYM NUTRACEUTICALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS May 31, 2020 and 2019 (in Canadian dollars)

22. EVENTS AFTER THE REPORTING PERIOD (continued)

Warrants

On September 20, 2020, 125,000 warrants with an exercise price of $0.55 expired unexercised.

On September 14, 2020, 5,885,972 stock options with an exercise price of $1.50 expired unexercised.

SB1-45

APPENDIX "B2" - MYM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED FEBRUARY , 2021 AND 2020

II

MYM NUTRACEUTICALS INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2021

AND FEBRUARY 29, 2020

(UNAUDITED)

(Expressed in Canadian Dollars)

SB2-2

MYM NUTRACEUTICALS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian dollars) - Unaudited

	Note	February 28, 2021	May 31, 2020
		$	$
ASSETS
Current
Cash and cash equivalents		822,057	732,342
Accounts receivable	5	1,723,398	68,975
Deposits, prepaid expenses, and other	6	922,308	403,213
Notes receivable	9	2,478,302	-
Biological assets	7	355,400	12,499
Inventory	8	5,193,379	6,226
Total current assets		11,494,844	1,223,255

Assets held for sale	10	275,000	294,386
Intangible assets	11	210,680	210,680
Property, plant, and equipment	12	6,910,933	4,737,500
Goodwill	4, 11	5,570,650	-

TOTAL ASSETS		24,462,107	6,465,821

LIABILITIES
Current
Accounts payable and accrued liabilities	13	3,702,726	617,964
Due to related parties	20	77,581	58,068
Loans payable	15	4,287,818	-
Lease liability	14	201,502	168,525
Total current liabilities		8,269,627	844,557

Lease liability	14	67,971	192,406
Loans payable	15	159,990	-
Deferred income	15	60,010	-
Total liabilities		8,557,598	1,036,963

EQUITY
Share capital	16	35,569,499	31,423,072
Shares to be issued	4	6,833,595	-
Reserves	16	22,467,821	21,099,401
Deficit		(48,966,406)	(45,714,899)
Equity attributable to shareholders of the Company		15,904,509	6,807,574
Non-controlling interest	21	-	(1,378,716)
Total equity		15,904,509	5,428,858

TOTAL LIABILITIES AND EQUITY		24,462,107	6,465,821

Nature of operations and going concern (Note 1)

Events after the reporting period (Note 23)

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on April 27, 2021.  They are signed on the Company's behalf by:

"Howard Steinberg"	"Michael Wiener"
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SB2-3

MYM NUTRACEUTICALS INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Expressed in Canadian dollars, except share numbers) - Unaudited

		Three months ended		Nine months ended
	Note	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
		$	$	$	$
Revenue		4,424,904	-	9,865,178	-
Excise tax		(671,128)	-	(1,413,106)	-
Net Revenue		3,753,776	-	8,452,072	-
Cost of sales		2,317,771	-	4,752,503	-
Gross profit before fair value changes		1,436,005	-	3,699,569	-
Changes in fair value of inventory sold		50,493	-	19,981	-
Unrealized gain on fair value of biological assets		(445,968)	-	(480,841)	-
Fair value of inventory written off		268,422	-	268,422	-
Gross profit		1,563,058	-	3,892,007	-

Expenses
Advertising and communications		2,201	4,658	29,518	1,482,700
Depreciation	12	147,683	112,700	401,499	373,698
General and administration	17	862,382	1,282,242	2,292,255	4,917,555
Professional fees		108,510	129,487	307,760	491,306
Stock-based compensation	16, 20	91,684	281,163	910,564	1,565,435
		1,212,460	1,810,250	3,941,596	8,830,694

Other (income) expense
Interest revenue	9	(113,132)	(11,352)	(281,119)	(30,316)
Accretion income	9	(12,209)	-	(28,001)	-
Other income	15	(15,461)	-	(15,461)	-
Interest expense	14, 15	222,939	11,897	450,426	194,910
Accretion expense		158,194	-	313,379	439,184
Write-down of intangible assets		-	(368,333)	-	382,030
Write-down of property, plant, and equipment	10	299,752	-	387,454	6,688,814
Foreign exchange loss		1,362	-	1,362	-
Net loss from continuing operations		(190,847)	(1,442,462)	(877,629)	(16,505,316)
Net income (loss) from discontinued operations		-	(28,271)	48,800	(266,208)
Net loss and comprehensive loss		(190,847)	(1,470,733)	(828,829)	(16,771,524)

Net loss from continuing operations attributable to:
Shareholders of the Company		(190,847)	(1,369,342)	(853,855)	(15,821,135)
Non-controlling interest		-	(73,120)	(23,774)	(684,181)
		(190,847)	(1,442,462)	(877,629)	(16,505,316)
Net loss attributable to:
Shareholders of the Company		(190,847)	(1,397,613)	(805,055)	(16,087,343)
Non-controlling interest		-	(73,120)	(23,774)	(684,181)
		(190,847)	(1,470,733)	(828,829)	(16,771,524)
Net loss from continuing operations per share:
Basic		(0.00)	(0.01)	(0.00)	(0.11)
Diluted		(0.00)	(0.01)	(0.00)	(0.11)
Net loss per share
Basic		(0.00)	(0.01)	(0.00)	(0.11)
Diluted		(0.00)	(0.01)	(0.00)	(0.11)
Weighted average number of shares outstanding
Basic		246,645,581	155,842,526	222,783,977	148,524,234
Diluted		246,645,581	155,842,526	222,783,977	148,524,234

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SB2-4

MYM NUTRACEUTICALS INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in Canadian dollars) - Unaudited

	Note	Nine months ended February 28, 2021	Nine months ended February 29, 2020
		$	$
Operating Activities
Loss from continuing operations		(877,629)	(16,505,316)
Adjustments to non-cash items
Depreciation	12	401,499	373,698
Bad debt expense	9	17,951	782,225
Stock-based compensation	16, 20	910,564	1,565,435
Interest on leases	14	28,530	37,066
Accretion expense	15	311,225	439,184
Accretion income	9	(28,001)	-
Other income	15	(15,461)	-
Interest on loan payable	15	423,984	-
Interest on note receivable	9	(280,897)	(18,016)
Salaries and contractors	17, 20	-	437,917
Consultants		-	45,000
Foreign exchange loss		-	4,899
Write-down of intangibles		-	382,030
Write-down of property, plant, and equipment	10	387,454	6,688,814

Net change in non-cash working capital items:
Accounts receivable		(335,710)	269,752
Deposits, prepaid expenses, and other		58,660	533,587
Biological assets		(269,790)	-
Inventory		(3,935,529)	-
Accounts payable and accrued liabilities		1,449,851	(519,417)
Due to related parties		19,513	(35,155)
Cash used in operating activities of continuing operations		(1,733,786)	(5,518,297)
Cash provided by (used in) discontinued operations		48,800	(266,208)

Financing Activities
Proceeds from private placements	16	150,000	5,305,324
Proceeds from loans	15	5,020,000	2,600,000
Repayment of loans	15	(388,106)	(2,600,000)
Proceeds from exercise of options	16	45,000	230,000
Proceeds from exercise of warrants	16	350,907	-
Loan issue costs	15	(564,603)	(304,741)
Share issue costs	16	(18,193)	(128,907)
Interest paid	15	(217,996)	-
Payment of lease liability	14	(168,023)	(136,055)
Cash provided by financing activities		4,208,986	4,965,621

Investing Activities
Acquisition of Highland, net	4	(1,431,331)	-
Recovery of advance on acquisition		-	2,250,000
Advance of notes receivable	9	(920,000)	-
Acquisition of property, plant, and equipment	12	(90,666)	(15,408)
Acquisition of non-controlling interest	10, 16	(389,074)	-
Advance on acquisitions	16	-	(2,500,000)
Interest received on notes receivable	9	233,110	21,500
Payments received on notes receivable	9	163,676	-
Cash used in investing activities		(2,434,285)	(243,908)

Decrease in cash and cash equivalents		89,715	(1,062,792)
Cash and cash equivalents, beginning of period		732,342	2,326,886
Cash and cash equivalents, end of period		822,057	1,264,094

Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SB2-5

MYM NUTRACEUTICALS INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY (Expressed in Canadian dollars, except share numbers) - Unaudited

	Note	Number	Share capital	Shares to be issued	Reserve for warrants	Reserve for options	Deficit	Non-controlling interest	Total equity
		#	$	$	$	$	$	$	$
Balance, May 31, 2019		130,707,257	28,968,934	-	10,381,035	5,092,208	(27,644,272)	(596,962)	16,200,943
Adoption of IFRS 16		-	-	-	-	-	(63,690)	-	(63,690)
Balance, June 1, 2019		130,707,257	28,968,934	-	10,381,035	5,092,208	(27,707,962)	(596,962)	16,137,253

Shares issued on private placement	16	34,164,269	1,951,084	-	3,354,240	-	-	-	5,305,324
Shares issued for exercise of options	16	1,000,000	230,000	-	-	-	-	-	230,000
Shares issued for wages and contractor services	16	1,195,245	104,584	-	-	-	-	-	104,584
Shares issued for business acquisition (subsequently cancelled)	16	6,000,000	2,500,000	(2,500,000)	-	-	-	-	-
Shares cancelled and returned to treasury	16	(6,000,000)	(2,500,000)	2,500,000	-	-	-	-	-
Shares issued for Sublime licence	16	452,000	40,680	-	-	-	-	-	40,680
Shares issued to consultants	16	500,000	45,000	-	-	-	-	-	45,000
Share issuance costs	16	-	(128,907)	-	-	-	-	-	(128,907)
Fair value of options exercised	16	-	88,256	-	-	(88,256)	-	-	-
Warrants issued for debt	16	-	-	-	134,443	-	-	-	134,443
Stock-based compensation	16	-	-	-	-	1,565,435	-	-	1,565,435
Net loss for the period		-	-	-	-	-	(16,087,343)	(684,181)	(16,771,524)
Balance, February 29, 2020		168,018,771	31,299,631	-	13,869,718	6,569,387	(43,795,305)	(1,281,143)	6,662,288

Shares issued on private placement	16	4,166,666	56,313	-	193,687	-	-	-	250,000
Shares issued for wages and contractor services	16	1,294,466	89,002	-	-	-	-	-	89,002
Share issuance costs	16	-	(21,874)	-	-	-	-	-	(21,874)
Stock-based compensation	16	-	-	-	-	466,609	-	-	466,609
Net loss for the period		-	-	-	-	-	(1,919,594)	(97,573)	(2,017,167)
Balance, May 31, 2020		173,479,903	31,423,072	-	14,063,405	7,035,996	(45,714,899)	(1,378,716)	5,428,858

Shares issued on private placement	16	2,678,571	91,895	-	58,105	-	-	-	150,000
Shares issued on exercise of stock options	16	900,000	77,779	-	-	(32,779)	-	-	45,000
Shares issued on exercise off warrants	16	3,641,884	490,395	-	(139,488)	-	-	-	350,907
Shares issued for wages and contractors	16	2,638,636	176,128	-	-	-	-	-	176,128
Shares issued for business acquisition	4,16	42,813,985	1,848,454	-	-	-	-	-	1,848,454
Fair value of Subsidiary Exchangeable Shares issued on business acquisition	4,16	-	-	7,953,062	-	-	-	-	7,953,062
Shares issued on conversion of Subsidiary Exchangeable Shares	16	18,657,786	1,119,467	(1,119,467)	-	-	-	-	-
Share issuance costs	16	-	(18,193)	-	-	-	-	-	(18,193)
Warrants issued for loan facility	15	-	-	-	572,018	-	-	-	572,018
NCI buyout	10,16	5,150,000	360,502	-	-	-	(2,446,452)	1,402,490	(683,460)
Stock-based compensation	16	-	-	-	-	910,564	-	-	910,564
Net loss for the period		-	-	-	-	-	(805,055)	(23,774)	(828,829)
Balance, February 28, 2021		249,960,765	35,569,499	6,833,595	14,554,040	7,913,781	(48,966,406)	-	15,904,509

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SB2-6

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

1. NATURE OF OPERATIONS AND GOING CONCERN

MYM Nutraceuticals Inc. ("MYM" or the "Company") was incorporated pursuant to the Business Corporations Act of British Columbia ("BCABC") on July 11, 2014, under incorporation number BC1002050. MYM was a wholly owned subsidiary of Salient Corporate Services Inc. and was created for the purpose of giving effect to an Arrangement Agreement among MYM, Salient Corporate Services Inc. ("Salient"), and Adera Minerals Corp. ("Adera"). Adera was incorporated on February 18, 2011 under the Business Corporations Act of British Columbia. During the year ended May 31, 2017, Adera Minerals Corp. was renamed to Joshua Tree Brands Inc. The Company is listed on the Canadian Stock Exchange (the "CSE") under the symbol MYM.

The Company's head office is located at Suite 1500, 409 West Pender Street, Vancouver, British Columbia V6C 1T2. The Company's registered and records office is DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, B.C. V6C 2T5. The Company's website is www.mym.ca.  The content of the Company's website is not incorporated by reference.

Going concern

During the nine months ended February 28, 2021, the Company incurred a net loss from continuing operations of $877,629 (nine months ended February 29, 2020 - $16,505,316). As at February 28, 2021, the Company has an accumulated deficit of $48,966,406 (May 31, 2020 - $45,714,899) and a working capital surplus of $2,302,909 (May 31, 2020 working capital deficiency of - $24,515). The working capital calculation excludes deposits and prepaid expenses. The Company's operations have been mainly funded with debt and equity financing, which is dependent upon many external factors and may be difficult to raise when required. With the acquisition of Highland Grow Inc., the Company is now able to generate cash from operating activities.  However, the Company may not always have sufficient cash to pay its current liabilities and fund ongoing operations and therefore may require additional funding, which if not raised, may result in the delay, postponement, or curtailment of some of its activities. Management continues to evaluate the need for additional financing. Nonetheless, there is no assurance that the Company will be able to raise sufficient funds in the future to complete its planned activities.  All of which indicate the existence of a material uncertainty that may cast substantial doubt on whether the Company would continue as a going concern and realize its assets and settle its liabilities and commitments in the normal course of business.

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. It adversely affected global workforces, economies, and financial markets, triggering an economic downturn. The Company cannot predict the future duration or magnitude of the adverse results of the outbreak nor its effects on the Company's business or operations.

Licensed cannabis production continued to be allowed in Nova Scotia and Quebec during COVID-19; as a result, the Company is authorized to continue its operations during the pandemic. The Company has taken appropriate precautionary measures in observance of public health directives and recommendations, including without limitation the implementation of additional health and safety protocols.

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. These condensed interim consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern. Such adjustments could be material.

SB2-7

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

2. BASIS OF PRESENTATION

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company's audited annual consolidated financial statements for the years ended May 31, 2020 and 2019 (the "Annual Financial Statements").

b) Basis of Presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities which are measured at fair value, as specified by IFRS for each type of asset, liability, income, and expense as set out in the accounting policies below.

c) Functional and Presentation Currency

These condensed interim consolidated financial statements are presented in Canadian dollars, except as otherwise noted, which is the functional currency of the Company and each of the Company's subsidiaries. References to US$ are to United States dollars.

d) Reclassification of Prior Year Amounts

The Company reclassified certain items on the comparative condensed interim consolidated statements of loss and comprehensive loss to improve clarity.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Consolidation

The Company's subsidiaries and ownership interest held by non-controlling interests have been consolidated in these condensed interim consolidated financial statements consistent with those disclosed in the Annual Financial Statements, with the following exceptions:

On July 31, 2020, the Company acquired 100% of Highland Grow Inc. ("Highland") (Note 4).

In June 2020, the Company acquired the remaining 7% of CannaCanada Inc.'s ("CannaCanada") total issued and outstanding share capital.

In June 2020, the Company acquired the remaining 25% of SublimeCulture Inc.'s ("Sublime") total issued and outstanding share capital.

b) Accounting Policies

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in note 3 to the Company's Annual Audited Financial Statements apart from the following:

SB2-8

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has adopted a new accounting policy with respect to inventories.

Inventories

Inventories for bulk cannabis and packaged cannabis are initially valued at cost, and subsequently at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to sell. The Company reviews inventories for obsolete, redundant, and slow-moving goods and any such inventories identified are written down to net realizable value. The direct and indirect costs of internally grown bulk cannabis inventory initially include the fair value of the biological asset at the time of harvest. They also include subsequent costs such as materials, labour and depreciation expense on equipment involved in harvesting, packaging, labeling and inspection. All direct and indirect costs related to inventory are added to inventory as they are incurred, and subsequently recorded within cost of sales on the consolidated statements of (loss) income and comprehensive (loss) income at the time the cannabis is sold. Inventory is measured at lower of cost or net realizable value on the statement of financial position.

4. ACQUISITION OF HIGHLAND GROW INC.

On July 31, 2020 (the "Closing Date"), the Company completed the acquisition from Biome Grow Inc. (CSE: BIO.CN) of Highland, which is licensed under the Cannabis Act (Canada) to cultivate, process, and distribute cannabis from its facility located in Antigonish, Nova Scotia, for consideration with a fair value of $11,301,516 comprised of (i) $1,500,000 million in cash; (ii) 42,813,985 common shares of the Company (the "MYM Shares"); and (iii) 132,551,040 non-voting Class A Special Shares of MYM International Brands Inc., a wholly-owned subsidiary of MYM (the "Subsidiary Exchangeable Shares"), which may be exchanged on a 1 to 1 basis to common shares of MYM, subject to certain restrictions, in accordance with the Subsidiary Exchangeable Shares' rights and restrictions.  The Subsidiary Exchangeable Shares were determined to have a fair value of $7,953,062 based on a value of $0.06 per share. The Company paid $167,110 in legal fees associated with the acquisition. The transaction is accounted for by the Company as a business combination under IFRS 3 - Business Combinations.

Of the 42,813,985 common shares of the Company issued on the Closing Date, 38,461,538 common shares were held in escrow (the "Escrow Shares") with a fair value of $1,587,307. The fair value of the Escrow Shares was determined by discounting the closing share price on July 31, 2020 of $0.06, volatility of 100% and escrow period of 1 day to 21 months. The Escrow Shares are subject to certain vesting conditions and released monthly at the greater of 2,000,000 shares or 25% of the average of the monthly trading volume of MYM on the CSE for a period of 20 months from the Closing Date commencing on August 1, 2020. As at February 28, 2021 there were 23,180,484 common shares released from escrow with 15,281,054 Escrow Shares outstanding.

SB2-9

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

4. ACQUISITION OF HIGHLAND GROW INC. (continued)

The following table summarizes the preliminary purchase price allocation:

$
Assets acquired
Cash and cash equivalents	235,778
Amounts receivable	1,318,713
Inventory	1,251,624
Biological assets	17,501
Deposits and prepaid expenses	191,233
Note receivable	1,664,141
Property, plant, and equipment	3,195,426
7,874,416
Liabilities assumed
Accounts payable and accrued liabilities	1,935,311
Lease liability - current	21,681
Lease liability	19,448
1,976,440
Net assets at fair value, as at July 31, 2020	5,897,976

Consideration
Fair value of 132,551,040 Subsidiary Exchangeable Shares (see above)	7,953,062
Fair value of 38,461,538 Escrow Shares	1,587,307
Fair value of 4,352,447 Common Shares	261,147
Cash	1,500,000
Total consideration	11,301,516

Legal fees incurred	167,110
Goodwill and intangible assets (preliminary)	5,570,650

The preliminary goodwill and intangible assets arose in this acquisition because the consideration paid for the combination reflected the cultivation licence, Highland brands, and customer relationships. Management is assessing whether these benefits meet the recognition criteria for identifiable intangible assets which could reduce the amount of goodwill. The accounting for these acquisitions was provisionally determined with updates as of the date of these financial statements. The fair value of net assets acquired, and total consideration have been determined provisionally and subject to adjustment. Upon completion of a comprehensive valuation and finalization of the purchase price allocation, goodwill may be adjusted retrospectively to the acquisition date in future reporting periods.

5. ACCOUNTS RECEIVABLE

	February 28, 2021	May 31, 2020
	$	$
Trade receivables	1,525,873	-
GST/HST rebates receivable	176,054	59,904
Other receivables	21,471	9,071
	1,723,398	68,975

The balance in trade receivables is 44% due from the provincial and territorial cannabis regulators with the balance of 56% due from other customers.

SB2-10

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

6. DEPOSITS, PREPAID EXPENSES, AND OTHER

	February 28, 2021	May 31, 2020
	$	$
Prepaid expenses	668,668	339,267
Deposits	236,390	46,696
Other	17,250	17,250
	922,308	403,213

7. BIOLOGICAL ASSETS

	February 28, 2021	May 31, 2020
	$	$
Balance, beginning of period	12,499	-
Production costs capitalized	368,614	12,499
Biological assets sold	(12,730)	-
Change in fair value less costs to sell	480,841	-
Fair value of harvest written off	(268,422)	-
Transferred to inventory upon harvest	(225,402)	-
Balance, end of period	355,400	12,499

The fair value was determined using an expected cash flow model which assumes the biological assets will grow to maturity, be harvested and converted into finished goods inventory, and be sold in the retail cannabis market. The significant assumptions used in determining the fair value of cannabis plants include:

Assumption	February 28, 2021	May 31, 2020
Estimated sales price per gram	$3.80 - $ 7.42	$3.80
Weighted average stage of growth	10 weeks	3 weeks
Expected yields by plant strain	60 grams	90 grams
Wastage	1.00% - 5.00%	1.00%
Post - harvest cost per gram	$0.25 - $0.82	$0.25

Biological assets are measured at fair value less costs to sell until harvest. All production costs are capitalized. As at February 28, 2021 the carrying value of biological assets consisted entirely of live cannabis plants. The Company values cannabis plants at cost from the date of initial clipping from mother plants until the end of the sixth week of its growing cycle. Measurement of the biological asset at fair value less costs to sell and costs to complete begins at the seventh week until harvest. On average, the grow cycle is approximately 13 weeks.

The fair value measurements for biological assets have been categorized as Level 3. These estimates are subject to volatility in market prices and several uncontrollable factors, which will be reflected in gain or loss on biological assets in future periods.

Increases in cost required up to the point of harvest, harvesting costs and selling costs will decrease the fair value of biological assets, while increases in sales price and expected yield for the cannabis plant will increase the fair value of biological assets.

SB2-11

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

8. INVENTORY

	Cost	Fair value adjustment	February 28, 2021	May 31, 2020
	$	$	$	$
Bulk and packaged cannabis	4,841,658	203,318	5,044,976	-
Packaging	141,453	-	141,453	-
Supplies	6,950	-	6,950	6,226
	4,990,061	203,318	5,193,379	6,226

9. NOTES RECEIVABLE

	Other	Biome	Total
	$	$	$
Principal
Balance, May 31, 2019	1,084,175	-	1,084,175
Advances	265,010	-	265,010
Balance, May 31, 2020	1,349,185	-	1,349,185
Advances	-	2,664,141	2,664,141
Transaction fees	-	(80,000)	(80,000)
Principal repayments	-	(163,676)	(163,676)
Interest income	17,951	262,946	280,897
Interest payment	-	(233,110)	(233,110)
Accretion	-	28,001	28,001
Write-offs	(689,350)	-	(689,350)
Balance, February 28, 2021	677,786	2,478,302	3,156,088

Allowance for doubtful collection
Balance, May 31, 2019	-	-	-
Impairment	1,349,185	-	1,349,185
Balance, May 31, 2020	1,349,185	-	1,349,185
Write-offs	(689,350)	-	(689,350)
Impairment	17,951	-	17,951
Balance, February 28, 2021	677,786	-	677,786

Carrying value
Balance, May 31, 2020	-	-	-
Balance, February 28, 2021	-	2,478,302	2,478,302

Biome Loan

On July 31, 2020, the Company loaned Biome Grow Inc. ("Biome") $1,000,000 (the "Biome Loan") for a term of 18 months with an option to extend for an additional 6 months at the sole discretion of Biome upon Biome paying an extension fee. The Biome Loan bears interest at a face rate of 17.5% per annum. MYM retained an original issue discount of 5% and a set-up fee of 3% of the amount advanced. Interest on the Loan is payable every 4 months beginning on the day that is 4 months following the advance of the Biome Loan.

The principal amount of the Biome Loan was increased by the amount of certain liabilities of Highland assumed on July 31, 2020, which are valued at $1,664,141 (Note 4).

SB2-12

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

9. NOTES RECEIVABLE (continued)

As general and continuing security for the Biome Loan, the Company has a General Security Agreement whereby Biome granted a security interest in, and mortgages, pledges and charges as and by way of a fixed and specific mortgage, pledge and charge to and in favour of the Company, all of the estate, right, title and interest of Biome in and to all presently owned or held or after-acquired or held personal property, assets, effects and undertaking of the Biome, of whatever nature and kind and wheresoever situated, including all accounts, chattel paper, documents of title, equipment, fixtures, goods, instruments, agreements, intangibles, inventory, money and securities, and all proceeds thereof and therefrom (collectively, the "Collateral").

The Company also entered into an escrow agreement with Biome and an escrow agent whereby the Escrow Shares are to be released monthly at the greater or 2,000,000 shares or 25% of the average of the monthly trading volume of MYM on the CSE for a period of 20 months from the Closing Date commencing on August 1, 2020 into a securities account (see Note 4). As at February 28, 2021 there were 23,180,484 common shares released from escrow into a trading account with 15,281,054 Escrow Shares remaining. Proceeds from the trading account are paid to the Company to pay interest and principal when due. As at February 28, 2021, MYM has received $233,110 in interest payments and $163,676 in principal repayments. Accrued interest owing as at February 28, 2021 is $29,836.

Other notes receivable

During the year ended May 31, 2020, the Company determined there was material uncertainty and risk of collection on its other notes receivable. An allowance for doubtful accounts of $1,349,185 was provided against the other notes receivable, which the Company determined represents a reasonable estimate of amounts that may be unrecoverable. For the three and nine months ended February 28, 2021 the Company recorded an expense of $5,918 and $17,951, respectively (three and nine months ended February 29, 2020 - $782,225 and $782,225, respectively) in general and administration expenses on the consolidated statements of loss and comprehensive loss for related amounts that may be unrecoverable.

During the nine months ended February 28, 2021, the Company was notified that Crop Infrastructure Group declared bankruptcy and that there were no funds available to be disbursed to the Company on wind up.  As a result, the Company wrote off $689,350 of principal against $689,350 of allowance for doubtful collection. No adjustments were recorded on the consolidated statements of loss and comprehensive loss as the amount due was fully provided for in the prior year.

10. ASSETS HELD FOR SALE

As at May 31, 2020, the Company listed the two houses (used for offices and staff accommodation) in Weedon for sale. Prior to their classification as assets held for sale, the two houses in Weedon were reported under property, plant, and equipment. The assets held for sale were included at the lower of carrying value and fair market value. The fair market value was based upon the listing prices of $159,000 and $179,900, respectively. Carrying value of the two houses as at May 31, 2020 was $294,386.

On June 3, 2020, pursuant to the terms of the NCI Buyout Agreement, the Company transferred (i) title to the two houses in Weedon and (ii) paid $50,000 to the holder of three percent of the issued and outstanding shares of CannaCanada to acquire these issued and outstanding shares.

On November 13, 2020, the Company listed the Weedon land for sale. Prior to classification as assets held for sale, the land was reported under property, plant, and equipment. The assets held for sale are included at the lower of carrying value and fair market value. Subsequent to February 28, 2021 the Company entered into an agreement, subject to conditions, to sell the land for $300,000. The carrying value of the land was adjusted to $275,000 being the estimated net realizable value of the property.

SB2-13

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

10. ASSETS HELD FOR SALE (continued)

	Building and improvement	Land	Total
	$	$	$
Cost
Balance, May 31, 2019	-	-	-
Transfer from property, plant, and equipment	275,533	35,370	310,903
Balance, May 31, 2020	275,533	35,370	310,903
Disposal	(275,533)	(35,370)	(310,903)
Transfer from property, plant, and equipment	-	662,452	662,452
Impairment write-down	-	(387,452)	(387,452)
Balance, February 28, 2021	-	275,000	275,000

Accumulated amortization
Balance, May 31, 2019	16,517	-	16,517
Disposal	(16,517)	-	(16,517)
Balance, May 31, 2020 and February 28, 2021	-	-	-

Carrying value
Balance, May 31, 2020	259,016	35,370	294,386
Balance, February 28, 2021	-	275,000	275,000

11. INTANGIBLE ASSETS AND GOODWILL

	Licences (1)	Intellectual Property (2)	Domain Names (2)	Other (2)	Total
	$	$	$	$	$
Balance at May 31, 2019	898,079	-	18,397	3,887	920,363
Additions	40,680	-	-	-	40,680
Impairment	(728,079)	-	(18,397)	(3,887)	(750,363)
Reversal of impairment	-	348,000	18,397	1,936	368,333
Disposals	-	(348,000)	(18,397)	(1,936)	(368,333)
Balance at May 31, 2020 and February 28, 2021	210,680	-	-	-	210,680

(1) Licences

Licences include the following for Sublime and Highland.

	Acquisition costs	Other capitalized charges	Impairment	Total
	$	$	$	$
Sublime licence	-	210,680	-	210,680
Highland licence (Note 4)	-	-	-	-
Balance at May 31, 2020 and February 28, 2021	-	210,680	-	210,680

SB2-14

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

11. INTANGIBLE ASSETS AND GOODWILL (continued)

Sublime

The Company received its cultivation licence from Health Canada on January 31, 2020.

During the year ended May 31, 2020, the Company issued 452,000 common shares with a fair value of $40,680 or $0.09 per common share in accordance with the various conditions contained in the Sublime asset purchase agreements which were contingent upon Sublime successfully obtaining its cultivation licence from Health Canada.

Highland License

The Company acquired a cultivation, processing, and sales licence on the acquisition of Highland. The fair value of this licence is included in goodwill and intangible assets and will be reclassified at a later date.

(2) Intellectual Property

In December 2019, the Company decided not to pursue its MYM International Brands Inc. ("Unique Brands") opportunities in Mexico and the UK and entered into a Settlement Agreement and Release (the "Agreement") with Erick Factor, Unique Brands President and CEO, pursuant to which Mr. Factor agreed to settle his severance entitlement of $333,333 through transfer of the Company's exclusive rights to certain non-core assets being developed by the Unique Brands team, including intellectual property and trademarks of Joshua Tree, Dr. Furbaby, and Hempmed and 100% of the shares of the Company's wholly owned subsidiary, MYM Nutraceuticals Mexico, S.A. de C.V.

Goodwill

The continuity of goodwill for the nine months ended February 28, 2021 and year ended May 31, 2020 is as follows:

		$
Balance at May 31, 2019 and May 31, 2020		-
Additions from Highland acquisition	(Note 4)	5,570,650
Balance at February 28, 2021		5,570,650

Upon completion of a comprehensive valuation and finalization of the purchase price allocation, goodwill will be adjusted retrospectively to the acquisition date.

SB2-15

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

12. PROPERTY, PLANT, AND EQUIPMENT

A continuity of property, plant, and equipment for the nine months ended February 28, 2021 is as follows:

Cost	Balance at May 31, 2020	Additions	Reclass	Balance at February 28, 2021
	$	$	$	$
Computer equipment	53,724	3,441	-	57,165
Furniture	1,186	721	-	1,907
Software	-	16,128	-	16,128
Production equipment	227,309	328,550	-	555,859
Leasehold improvements	3,986,055	6,250	-	3,992,305
Right of use	690,707	46,377	-	737,084
Buildings and improvements	-	2,296,063	-	2,296,063
Land	662,452	595,465	(662,452)	595,465
Warehouse equipment	154,894	-	-	154,894
Assets in process	9,285	-	-	9,285
Total	5,785,612	3,292,995	(662,452)	8,416,155

Accumulated depreciation	Balance at May 31, 2020	Depreciation	Balance at February 28, 2021
	$	$	$
Computer equipment	34,621	13,678	48,299
Furniture	6	99	105
Software	-	1,865	1,865
Production equipment	88,685	67,818	156,503
Leasehold improvements	499,948	169,101	669,049
Right of use	393,278	126,598	519,876
Buildings and improvements	-	66,366	66,366
Warehouse equipment	31,574	11,585	43,159
Total	1,048,112	457,110	1,505,222

Carrying value	4,737,500		6,910,933

During the nine months ended February 28, 2021, the Company capitalized depreciation of $55,611 to biological assets (nine months ended February 29, 2020 - $nil).

Upon completion of a comprehensive valuation and finalization of the purchase price allocation, certain components of property, plant and equipment may be adjusted retrospectively to the acquisition date.

SB2-16

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

12. PROPERTY, PLANT, AND EQUIPMENT (continued)

A continuity of property, plant, and equipment for the year ended May 31, 2020 is as follows:

Cost	Balance at May 31, 2019	Additions / disposals (transfer to assets held for Sale)	Impairment	Balance at May 31, 2020
	$	$	$	$
Computer equipment	51,416	2,308	-	53,724
Furniture	43,081	5,489	(47,384)	1,186
Software	127,095	-	(127,095)	-
Production equipment	199,939	27,370	-	227,309
Leasehold improvements	3,982,055	4,000	-	3,986,055
Buildings and improvements	405,663	(275,533)	(130,130)	-
Right of use	-	690,707	-	690,707
Land	697,822	(35,370)	-	662,452
Warehouse equipment	144,578	10,316	-	154,894
Assets in process	6,507,360	15,079	(6,513,154)	9,285
Total	12,159,009	444,366	(6,817,763)	5,785,612

Accumulated Deprecation	Balance at May 31, 2019	Additions / disposals (Impairment / transfer to assets held for sale)	Depreciation	Balance at May 31, 2020
	$	$	$	$
Computer equipment	16,554	-	18,067	34,621
Furniture	3,965	(15,176)	11,217	6
Software	31,687	(63,548)	31,861	-
Production equipment	49,957	(2,544)	41,272	88,685
Leasehold improvements	273,587	-	226,361	499,948
Buildings and improvements	15,462	(24,250)	8,788	-
Right of use	-	255,433	137,845	393,278
Warehouse equipment	16,991	-	14,583	31,574
Total	408,203	149,915	489,994	1,048,112

Carrying value	11,750,806			4,737,500

The Company determined that software with a carrying value of $63,547, building improvements with a carrying value of $122,395, furniture with a carrying value of $32,208 and assets in process with a carrying value of $6,513,156 are not recoverable and as such, during the year ended May 31, 2020 the Company recorded a write-down of property, plant, and equipment of $6,731,306.

During the year ended May 31, 2020, the Company sold equipment for total proceeds of $7,850, resulting in a gain on sale of equipment of $4,294.

SB2-17

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	February 28, 2021	May 31, 2020
	$	$
Trade payables	2,186,845	617,964
Excise taxes payable	1,168,058	-
Accrued liabilities	325,810	-
Other payables	22,013	-
	3,702,726	617,964

14. LEASE LIABILITY

The lease liability consists of the following:

	February 28, 2021	May 31, 2020
	$	$
Balance, beginning of period	360,931	-
Addition on acquisition of Highland	41,129	-
Addition on adoption of IFRS 16	-	460,427
Addition on lease modification	6,905	38,537
Interest expense	28,530	48,212
Payments	(168,022)	(186,245)
Balance, end of period	269,473	360,931
Less: non-current portion of lease liability	(67,971)	(192,406)
Current portion of lease liability	201,502	168,525

15. LOANS PAYABLE

A continuity of loans payable for the nine months ended February 28, 2021 is as follows:

	Loan Facility	CEBA loans	Insurance loan	Consultant loans	Total
	$	$	$	$	$
Balance, May 31, 2020	-	-	-	-	-
Advances received	4,500,000	220,000	386,522	424,271	5,530,793
Transaction costs paid in cash	(564,603)	-	-	-	(564,603)
Transaction costs allocated to reserves	(572,018)	-	-	-	(572,018)
Discount on CEBA loans	-	(60,010)	-	-	(60,010)
Principal repayments	-	-	(88,106)	(300,000)	(388,106)
Interest expense	393,607	15,461	5,401	9,515	423,984
Interest payments	(208,627)	-	(3,369)	(6,000)	(217,996)
Accretion expense	311,225	-	-	-	311,225
Other income	-	(15,461)	-	-	(15,461)
Balance, February 28, 2021	3,859,584	159,990	300,448	127,786	4,447,808
Less: Non-current portion	-	(159,990)	-	-	(159,990)
Current portion	3,859,584	-	300,448	127,786	4,287,818

SB2-18

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

15. LOAN PAYABLE (continued)

1909203 Ontario Inc.

On July 31, 2020, the Company completed a loan facility (the "Loan Facility") with 1909203 Ontario Inc. (the "Facility Lender") whereby the Company borrowed $3,000,000 for a term of eighteen months with an option to extend for an additional six months at the sole discretion of the Company upon the Company paying the Facility Lender an extension fee. The Facility Lender is related to Michael Wiener, Director and CEO of the Company. The Loan Facility bears interest at a face rate of 17.5% per annum. The Company paid transaction costs to the Facility Lender which included a set-up fee equal to 3% of the amount advanced and an immediate interest payment equal to 5% of the amount advanced separate from and in addition to the 17.5% per annum interest payable under the Loan Facility. The "Loan Facility" includes a provision in the event of change of control, the Company would have to pay the outstanding principal balance of the loans plus 100% of the prepayment premium and all accrued and unpaid interest immediately.

The Loan Facility is secured against all of MYM's current and future acquired assets. At any time during the term of the Loan Facility, at the Company's discretion, the Company may borrow an additional $1,000,000 from the Facility Lender on the same terms and conditions as the original $3,000,000 draw on the Loan Facility.

A standby fee of 3% is payable on the remaining $1,000,000 second tranche until the earlier of (i) such date that it is advanced, or (ii) the Secured Loan matures. During the three and nine months ended February 28, 2021 an expense of $6,575 and $11,819, respectively (three and nine months ended February 29, 2020 - $nil and $nil, respectively) was recognized in interest expense on the consolidated statement of loss and comprehensive loss.

On August 21, 2020, the Company borrowed an additional $600,000 pursuant to the Loan Facility. The Company paid transaction costs to the Facility Lender which included a set-up fee equal $30,000 and immediate interest payment equal to $50,000 separate from and in addition to the 17.5% per annum interest payable under the Loan Facility. In addition, the Company issued the Lender 28,571,429 common share purchase warrants each of which may be exercised to purchase one common share of MYM at a price of $0.07 per common share and expiring on August 21, 2023. The fair value assigned to the warrants was $519,999.

On January 13, 2021, the Company entered into an agreement to amend to the Loan Facility (the "Amended Loan Facility") to defer all interest payable under the loan agreement to be due and payable on maturity date January 31, 2022. As consideration for the Amended Loan Facility, the Company issued 1,000,000 purchase warrants (the "Warrants") to the Lender. Each Warrant entitles the holder to purchase one Share (a "Warrant Share") for a period of thirty-six (36) months from the issue date at a price of $0.095 per Warrant Share. The fair value assigned to the warrants was $52,018. The Warrants are subject to an acceleration provision that allows the Company to give notice of an earlier expiry date if the Company's weighted average share price on the CSE (or such other stock exchange the Company may be trading on) is equal or greater than $0.19 for a period of 10 consecutive trading days.

On January 26, 2021, the Company entered into an amending agreement to increase the Loan Facility with the Facility Lender by an additional $1,000,000 with the same terms and conditions of the Loan Facility. Proceeds will be used to pay down the MW Loan and to fund additional working capital requirements, of which the Company borrowed $500,000 immediately and incurred additional $80,000 in cash transaction costs.

The principal balance outstanding as at February 28, 2021 was $4,500,000. The balance reported on the balance sheet as at February 28, 2021 of $3,859,584 represents the principal balance discounted for the cash and non-cash transaction costs and any accrued interest. The principal balance will be increased each reporting period through accretion expense to increase the balance to the principal balance outstanding over the remaining term of the loan.

SB2-19

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

15. LOAN PAYABLE (continued)

The Loan Facility contains certain covenants, including the requirement to maintain specified minimum working capital balances. As at February 28, 2021, the Company was in compliance with all such covenants.

As at February 28, 2021, $184,979 (May 31, 2020 - $nil) of interest payable is included in the outstanding balance.

CEBA loans

Due the global COVID-19 outbreak, the federal government of Canada introduced the CEBA. CEBA provides an interest-free loan ("CEBA Loan") of $40,000 to eligible businesses. The CEBA Loan has an initial term that expires on December 31, 2022, throughout which, the CEBA Loan remains interest free. Repayment of $30,000 by December 31, 2022, results in a $10,000 loan forgiveness. If the balance is not paid prior to December 31, 2022, the remaining balance will be converted to a 3-year term loan at 5% annual interest, paid monthly effective January 1, 2023. The full balance must be repaid by no later than December 31, 2025. During the calendar year ending December 31, 2020, the Company received a total of $220,000 CEBA loans from the Government to its various entities. As of February 28, 2021, the Company, as a venture issuer with going concern risk that relies on equity and debt financing, is not reasonably assured that the Company will repay the loan by December 31, 2022 and benefit from the loan forgiveness, hence the Company has not recognized the loan forgiveness as grant income.

Pursuant to IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, the benefit of a government loan at below - market rate is treated as a government grant and measured in accordance with IFRS 9, Financial Instruments. The benefit of below - market rate shall be measured as the difference between the initial carrying value of the loan (being the present value of a similar loan at market rates) and the proceeds received. The Company has estimated the initial carrying value of the CEBA loans at $144,529, using a discount rate of 17.5%, which was the estimated rate for a similar loan without the interest - free component, which shall be accreted to the $220,000 face value over the term of the loan. The difference of $75,471 is recorded as deferred income, which shall be recognized as interest income over the term of the loan.

During the nine-month period ending February 28, 2021, the Company recorded $15,461 (2019 - $nil) of interest expense on the CEBA loan payable and $15,461 (2019 - $nil) of interest income on the deferred income liability.

Insurance loans

During the period ended February 28, 2021, the Company entered into two loans of $334,478 and $52,044, respectively, to finance its insurance. The loans are payable in monthly installments of $43,072 and $5,330, carry interest of 2.1% and 1.8% and mature in August and December 2021.

Consultant loans

On December 31, 2020, the Company entered into a separate loan agreement with Michael Wiener, a Director and CEO of the Company, to borrow $300,000 (the "MW Loan") The amount borrowed was repaid on January 31, 2021 and accrued interest at 2% per month ($6,000). Proceeds were used to purchase and increase inventory levels.

On December 31, 2020, the Company entered into loan agreements with consultants for an aggregate of $124,271 for balances previously recorded as accounts payable and accrued liabilities. These amounts mature on June 30, 2021 and accrue interest at an annual rate of 17.5%. In the event of a change of control transaction the maturity date is subject to acceleration and payable within five days of the transaction.

SB2-20

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

15. LOAN PAYABLE (continued)

As at February 28, 2021, $3,515 (May 31, 2020 - $nil) of interest payable is included in the outstanding balance.

A continuity of loans payable for the year ended May 31, 2020 is as follows:

Secured Loan
$
Balance, beginning of period	-
Advances received	3,000,000
Transaction costs paid in cash	(304,741)
Transaction costs allocated to reserves	(134,443)
Principal repayments	(2,600,000)
Application of prepaid interest to loan balance	(240,000)
Refund of issuance costs	(160,000)
Accretion expense	439,184
Balance, May 31, 2020	-

On July 31, 2019, the Company entered into a $5,500,000 loan agreement ("Secured Loan") with Trichome Financial Corp. ("Trichome"). The Secured Loan was structured through two tranches of $3,000,000 and $2,500,000 accruing interest at 12% per annum. The first tranche of $3,000,000 was advanced on July 31, 2019 and the second tranche was to be issued upon achieving certain milestones.

A standby fee of 6% was payable on the second tranche until such date that it is advanced, or the Secured Loan matures. During the year ended May 31, 2020, an expense of $37,808, respectively was recognized in interest expense on the consolidated statement of loss and comprehensive loss.

Annual interest of $360,000 on the first tranche was prepaid and held on account by the lender. The balance was drawn down monthly until the outstanding principal was repaid. During the year ended May 31, 2020, an expense of $120,000 was recognized in interest expense on the consolidated statement of loss and comprehensive loss.

Pursuant to the Secured Loan, the Company issued 4,000,000 warrants to Trichome. Each warrant is exercisable into one common share of the Company at a price of $0.30 and expire on June 10, 2022. The fair value of the liability component of the convertible debt on inception was $2,400,817 based on the Black-Scholes Option Pricing Model ("Black-Scholes"), using a 40% discount rate. After deducting the total transaction costs of $464,740, a residual value of $134,443 has been recorded to reserve for warrants.

On November 30, 2019, the Company repaid $2,250,000 of the first tranche. As a result of the early repayment, Trichome refunded $160,000 of the Secured Loan issue costs and applied the prepaid interest of $240,000 against the outstanding principal. The remaining balance of $350,000 was subsequently repaid on December 2, 2019 and the Secured Loan was terminated. The Company has no further obligations with respect to the Secured Loan.

SB2-21

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

16. SHARE CAPITAL

a) Authorized

Unlimited common shares without par value

Unlimited preferred shares (none issued)

b) Issued and Outstanding

During the nine months ended February 28, 2021, the Company had the following common share transactions:

  The Company issued 1,250,000 units through a non-brokered private placement at $0.06 per unit for gross proceeds of $75,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.10 and expire on June 5, 2023. Share issuance costs totaled $3,125.

Gross proceeds from this non-brokered private placement were allocated between common shares and warrants using a pro-rata method based on the fair values of common shares and warrants on the date of issuance. The fair value of warrants was estimated at $45,229 using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 0.32%). Gross proceeds of $46,786 was allocated to common shares and gross proceeds of $28,214 was allocated to reserves.

  The Company issued 1,428,571 units through a non-brokered private placement at $0.0525 per unit for gross proceeds of $75,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.0875 and expire on July 6, 2023. Share issuance costs totaled $15,068. Gross proceeds from this non-brokered private placement were allocated between common shares and warrants using a pro-rata method based on the fair values of common shares and warrants on the date of issuance.  The fair value of warrants was estimated at $49,697 using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 0.25%). Gross proceeds of $45,109 was allocated to common shares and gross proceeds of $29,891 was allocated to reserves.
  The Company issued 2,638,636 common shares at prices of $0.06 - $0.08 per common share for the settlement of $176,128 debt owing to various directors, officers, and consultants of the Company.
  The Company issued 5,150,000 common shares valued at $0.07 per share and made a cash payment of $250,000 to acquire the remaining twenty-five percent of Sublime's total issued and outstanding share capital. The Company also incurred legal costs of $86,480 related to the acquisition of this non-controlling interest. The Company now owns one hundred percent of Sublime.
  The Company issued 42,813,985 common shares to acquire Highland (Note 4). 38,451,538 were Escrow Shares with a fair value of $1,587,307 (see Note 4), and the balance of 4,352,447 common shares were valued at $0.06 per share with a fair value of $261,147.
  The Company issued 900,000 common shares for the exercise of options at $0.05 per common share for gross proceeds of $45,000. In relation to the exercise, $32,779 was classified from reserves for options to share capital.
  The Company issued 3,641,884 common shares for the exercise of warrants at $0.09 - $0.10 per common share for gross proceeds of $350,907. In relation to the exercise, $139,488 was classified from reserves for warrants to share capital.

SB2-22

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

16. SHARE CAPITAL (continued)

  The Company issued 18,657,786 common shares pursuant to the conversion of Subsidiary Exchangeable Shares (see Note 4) with a fair value transfer of $1,119,467 to common shares.

During the year ended May 31, 2020, the Company had the following common share transactions:

  The Company issued 1,666,666 units through a non-brokered private placement at $0.06 per unit for gross proceeds of $100,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.10 and expire on May 22, 2023. Share issuance costs totaled $6,613. A fair value of $84,941 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 0.27%).
  The Company issued 1,250,000 units through a non-brokered private placement at $0.06 per unit for gross proceeds of $75,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.10 and expire on April 30, 2023. Share issuance costs totaled $6,320. A fair value of

$49,717 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 0.29%).

  The Company issued 1,250,000 units through a non-brokered private placement at $0.06 per unit for gross proceeds of $75,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.10 and expire on April 14, 2023. Share issuance costs totaled $8,941. A fair value of $59,028 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 0.38%).
  The Company issued 952,000 common shares with a deemed value of $85,680 or $0.09 per common share to various consultants of the Company upon Sublime successfully obtaining its cultivation licence from Health Canada. The Company recognized $45,000 as consultant expense and capitalized $40,680 to the intangible asset related to the Sublime licence.
  The Company issued 2,327,142 units through a non-brokered private placement at $0.06 per unit for gross proceeds of $139,629. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.10 and expire on February 13, 2023. Share issuance costs totaled $4,469. A fair value of $111,147 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.55%).
  The Company issued 3,115,795 units through a non-brokered private placement at $0.06 per unit for gross proceeds of $186,948. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.10 and expire on February 4, 2023. Share issuance costs totaled $4,303. A fair value of $184,968 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.51%).
  The Company issued 2,489,711 common shares at prices of $0.06 - $0.105 per common share for the settlement of $193,586 debt owing to various directors, officers, and consultants of the Company.

SB2-23

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

16. SHARE CAPITAL (continued)

  The Company issued 3,333,334 units through a non-brokered private placement at $0.06 per unit for gross proceeds of $200,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.10 and expire on January 29, 2023. Share issuance costs totaled $3,481. A fair value of $146,596 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.51%).
  The Company issued 3,683,416 units through a non-brokered private placement at $0.06 per unit for gross proceeds of $221,005. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.10 and expire on January 27, 2023. Share issuance costs totaled $8,498. A fair value of $161,944 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.48%).
  The Company issued 4,478,571 units through a non-brokered private placement at $0.06 per unit for gross proceeds of $268,714. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.10 and expire on January 14, 2023. Share issuance costs totaled $4,030. A fair value of $180,717 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.69%).
  The Company issued 903,614 units through a non-brokered private placement at $0.083 per unit for gross proceeds of $75,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.1375 and expire on December 19, 2022. Share issuance costs totaled $3,431. A fair value of $46,850 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.71%).
  BioHemp returned 6,000,000 common shares of the Company and the Company cancelled these common shares on December 12, 2019.
  The Company issued 1,176,470 units through a non-brokered private placement at $0.1275 per unit for gross proceeds of $150,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.2125 and expire on November 26, 2022. Share issuance costs totaled $9,250. A fair value of $100,776 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.59%).
  The Company issued 1,212,122 units through a non-brokered private placement at $0.165 per unit for gross proceeds of $200,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.275 and expire on November 15, 2022. Share issuance costs totaled $9,875. A fair value of $108,233 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.57%).
  The Company issued 1,190,476 units through a non-brokered private placement at $0.105 per unit for gross proceeds of $125,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.175 and expire on October 11, 2022. Share issuance costs totaled $4,015. A fair value of $66,947 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.65%).

SB2-24

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

16. SHARE CAPITAL (continued)

  The Company issued 1,086,957 units through a non-brokered private placement at $0.184 per unit for gross proceeds of $200,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.2875 and expire on September 20, 2022. Share issuance costs totaled $4,040. A fair value of $121,994 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.59%).
  The Company issued 1,000,000 units through a non-brokered private placement at $0.20 per unit for gross proceeds of $200,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.33 and expire on September 6, 2022. Share issuance costs totaled $4,065. A fair value of $137,318 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.50%).
  The Company issued 1,000,000 common shares for the exercise of options at $0.23 per common share for gross proceeds of $230,000. In relation to the exercise, $88,256 was classified from reserves for options to share capital.
  The Company issued 8,762,432 units through a non-brokered private placement at $0.324 per unit for gross proceeds of $2,839,028. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.50 and expire on between July 9, 2022 and August 30, 2022. Share issuance costs totaled $58,280. A fair value of $1,672,450 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.41%-1.65%).
  The Company issued 1,893,940 units through a non-brokered private placement at $0.264 per unit for gross proceeds of $500,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant with each warrant exercisable into one additional common share at a price of $0.413 and expire on June 7, 2022. Share issuance costs totaled $11,170. A fair value of $314,301 was assigned to the warrants issued using the Black-Scholes valuation model (average volatility 100%, expected life 2.25 years, risk free rate 1.45%).
  The Company issued 6,000,000 common shares to acquire 50% of BioHemp. Subsequent to the acquisition, the Company determined that the amount of biomass anticipated to be cultivated by BioHemp will be significantly less than original estimates. As a result of this material change, the Company executed a rescission agreement with BioHemp. The order for rescission, which was approved on November 30, 2019, resulted in the transaction being wholly reversed and cancelled. Subsequent to November 30, 2019, the 6,000,000 common shares of the Company were returned to the Company and cancelled.

c) Escrow Shares

There were 15,281,054 shares held in escrow related to the acquisition of Highland as at February 28, 2021. There were no shares held in escrow as at May 31, 2020.

SB2-25

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

16. SHARE CAPITAL (continued)

d) Warrants

A summary of the changes in the Company's common share purchase warrants is as follows:

	Number of warrants	Weighted average exercise price
	#	$
Balance, May 31, 2019	19,075,848	1.64
Issued	42,330,935	0.24
Expired	(6,535,319)	2.75
Balance, May 31, 2020	54,871,464	0.43
Issued	32,249,999	0.07
Exercised	(3,641,884)	0.10
Expired	(6,110,972)	1.49
Balance, February 28, 2021	77,368,607	0.21

On June 10, 2019, the Company issued 4,000,000 warrants to Trichome Financial Corp. relating to a $3,000,000 loan payable settled during November 2019. The fair value attributed to the warrants was $134,443 based on the residual value after determining the $2,400,817 fair value of the liability after transactions costs of $464,740.

On August 21, 2020, the Company issued 28,571,429 common share purchase warrants relating to a loan payable (Note 15) each of which may be exercised to purchase one common share of MYM at a price of $0.07 per common share and expiring on August 21, 2023. The fair value assigned to the warrants was $519,999.

On January 13, 2021, the Company issued 1,000,000 common share purchase warrants relating to a loan payable (Note 15) each if which may be exercised to purchase one common share of MYM at a price of $0.095 per common share and expiring on January 13, 2024. The fair value assigned to the warrants was $52,018.

The following assumptions were used for the Black-Scholes valuation of warrants issued during the nine-month period ended February 28, 2021 and year end May 31, 2020:

	2021	2020
Risk-free interest rate	0.16% - 0.32%	0.27% - 1.71%
Expected life	2.25 years	2.25 years
Expected volatility	100%	100%
Forfeiture rate	0.0%	0.0%
Dividend rate	0.0%	0.0%

SB2-26

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

16. SHARE CAPITAL (continued)

The share purchase warrants outstanding and exercisable as at February 28, 2021 and May 31, 2020 have the following expiry dates and exercise prices:

Grant date	Expiry date	Exercise price	Warrants February 28, 2021	Warrants May 31, 2020
		$	#	#
September 20, 2017	September 20, 2020	0.55	-	125,000
May 4, 2018	November 4, 2020	2.04	-	100,000
September 14, 2018	September 14, 2020	1.50	-	5,885,972
January 11, 2019	January 11, 2022	0.64	2,439,024	2,439,024
March 29, 2019	March 29, 2022	0.71	1,200,000	1,200,000
April 12, 2019	April 12, 2022	0.64	1,449,333	1,449,333
April 25, 2019	April 25, 2022	0.69	1,341,200	1,341,200
June 7, 2019	June 7, 2022	0.413	1,893,940	1,893,940
June 10, 2019	June 10, 2022	0.30	4,000,000	4,000,000
July 9, 2019	July 9, 2022	0.50	1,543,210	1,543,210
July 16, 2019	July 16, 2022	0.50	2,528,174	2,528,174
August 1, 2019	August 1, 2022	0.50	3,602,234	3,602,234
August 30, 2019	August 30, 2022	0.50	1,088,814	1,088,814
September 6, 2019	September 6, 2022	0.33	1,000,000	1,000,000
September 20, 2019	September 20, 2022	0.2875	1,086,957	1,086,957
October 11, 2019	October 11, 2022	0.175	1,190,476	1,190,476
November 15, 2019	November 15, 2022	0.275	1,212,122	1,212,122
November 26, 2019	November 26, 2022	0.2125	1,176,470	1,176,470
December 19, 2019	December 19, 2022	0.1375	903,614	903,614
January 14, 2020	January 14, 2023	0.10	4,478,571	4,478,571
January 27, 2020	January 27, 2023	0.10	2,750,083	3,683,416
January 29, 2020	January 29, 2023	0.10	3,333,334	3,333,334
February 4, 2020	February 4, 2023	0.10	3,115,795	3,115,795
February 13, 2020	February 13, 2023	0.10	2,327,142	2,327,142
April 14, 2020	April 14, 2023	0.10	625,000	1,250,000
April 30, 2020	April 30, 2023	0.10	1,250,000	1,250,000
May 22, 2020	May 22, 2023	0.10	833,333	1,666,666
June 5, 2020	June 5, 2023	0.10	1,062,230	-
July 6, 2020	July 6, 2023	0.0875	366,122	-
August 21, 2020	August 21, 2023	0.07	28,571,429	-
January 13, 2021	January 13, 2024	0.095	1,000,000
Total			77,368,607	54,871,464
Weighted average remaining contractual life of warrants outstanding at the end of the period			1.9 years	2.1 years

SB2-27

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

16. SHARE CAPITAL (continued)

e)  Incentive Stock Options

The Company has a Stock Option Plan ("the Plan") in place under which it is authorized to grant stock option awards to employees, directors, and consultants. On November 2, 2020, at the Company's annual general meeting, a resolution to change the Plan to enable the Company to grant stock option awards up to a maximum of 15% of the issued shares of the Company was passed.

A summary of the changes in the Company's stock options is as follows:

	Number of stock options	Weighted average exercise price
	#	$
Balance, May 31, 2019	11,486,000	0.78
Granted	8,500,000	0.14
Expired	(683,000)	0.83
Exercised	(1,000,000)	0.23
Cancelled	(9,028,000)	0.84
Balance, May 31, 2020	9,275,000	0.20
Granted	24,480,000	0.065
Expired	(675,000)	1.04
Exercised	(900,000)	0.05
Cancelled	(35,000)	0.07
Balance, February 28, 2021	32,145,000	0.08

As at February 28, 2021 there were 26,810,000 (May 31, 2020 - 9,175,000) stock options vested and exercisable at an average exercise price of $0.09 (May 31, 2020 - $0.19).

The assessed fair value of options granted during the three and nine months ended February 28, 2021 was $91,684 and $910,564, respectively (three and nine months ended February 29, 2020 - $281,163 and $1,565,435, respectively). The fair value at grant date is determined using the Black Scholes model. Assumptions used in the Black-Scholes Option Pricing Model are as follows:

	2021	2020
Risk-free interest rate	0.23% - 0.34%	1.41 - 1.53%
Expected life	3 years	2 - 3.5 years
Expected volatility	100%	100%
Forfeiture rate	0.0% - 5.0%	0.0%
Dividend rate	0.0%	0.0%

SB2-28

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

16. SHARE CAPITAL (continued)

The following table summarizes the Company's stock options outstanding as at February 28, 2021 and May 31, 2020:

Grant date	Expiry date	Note	Exercise price	Stock options February 28, 2021	Stock options May 31, 2020
			$	#	#
November 17, 2015	November 17, 2020	a	0.05	-	900,000
September 5, 2017	December 5, 2022	b	0.45	-	175,000
August 22, 2018	August 22, 2020	c	1.25	-	500,000
February 11, 2019	February 11, 2022	d	0.76	750,000	750,000
March 27, 2019	September 27, 2022	e	0.76	150,000	150,000
April 3, 2020	April 3, 2023	f	0.06	6,800,000	6,800,000
August 7, 2020	August 7, 2023	g	0.065	23,945,000	-
November 2, 2020	November 2, 2023	h	0.065	500,000	-
Total				32,145,000	9,275,000
Weighted average remaining contractual life of stock options outstanding at the end of the period				2.3 years	2.4 years

Vesting of options is as follows:

a. 25% immediately and 25% after each 3-month anniversary.

b. 10% after each 6-month anniversary. Expire 1 year after vesting date.

c. 250,000 immediately, 50,000 every three months effective October 1, 2018.

d. 20% immediately and 20% after each 3-month anniversary.

e. 1/12 after each 3-month anniversary.

f. Immediately.

g. 14,400,000 vest immediately, 9,580,000 vest 1/12 each monthly over a 12-month period.

h. 100% on May 2, 2021.

f) Subsidiary Exchangeable Shares

A summary of the changes in the Subsidiary Exchangeable Shares is as follows:

Number of exchangeable shares
Balance, May 31, 2019 and May 31, 2020	-
Issued	132,551,040
Exchanged	(18,657,786)
Balance, February 28, 2021	113,893,254

On July 31, 2020, the Company issued 132,551,040 non-voting Class A Special Shares of MYM International Brands Inc., a wholly owned subsidiary of MYM (the "Subsidiary Exchangeable Shares"), which may be exchanged on a 1 to 1 basis to common shares of MYM, subject to certain restrictions, in accordance with the Subsidiary Exchangeable Shares' rights and restrictions. The Subsidiary Exchangeable Shares were determined to have a fair value of $7,953,062 based on a value of $0.06 per share.

SB2-29

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

17. GENERAL AND ADMINISTRATION

	Three months ended		Nine months ended
	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
	$	$	$	$
Salaries and contractors	419,227	862,042	1,169,252	2,353,705
Insurance	213,286	140,426	450,730	254,741
Rent	32,634	88,827	98,211	137,847
Utilities	25,248	22,432	71,485	53,740
Travel	13,805	15,988	50,031	522,619
Brokerage and listing fees	14,685	22,276	51,855	61,567
Software	10,347	-	31,815	-
Bad debt expense	5,918	-	17,951	782,225
Consultants	5,000	58,740	21,449	436,114
Other	122,232	71,511	329,476	314,997
Total	862,382	1,282,242	2,292,255	4,917,555

18. SUPPLEMENTAL CASH FLOW INFORMATION

		Nine months ended
	Note	February 28, 2021	February 29, 2020
		$	$
Non-Cash Financing and Investing Activities
Fair value of options exercised	16	32,779	88,256
Fair value of warrants issued in private placements	16	58,105	3,354,240
Fair value of warrants exercised	16	139,488	-
Fair value of warrants issued for loan payable	15	572,018	134,443
Shares issued for wages and contractors	16	176,128	149,584
Shares issued for business acquisition	4	9,801,516	-
Assets held for sale transferred for non-controlling interest buy-out	10	294,386	-
Shares issued for non-controlling interest buy-out	10/16	360,502	-
Shares issued for Sublime license	11	-	40,680
Subsidiary exchangeable shares	16	1,119,467	-

19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value measurement of financial assets and liabilities

The fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1	- Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	- Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3	- Inputs that are not based on observable market data.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related parties approximate their fair values because of their nature and relatively short maturity dates or durations.

As at February 28, 2021 and May 31, 2020, biological assets were categorized as Level 3 in the fair value hierarchy above.

SB2-30

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

20. RELATED PARTY BALANCES AND TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company or its subsidiaries, directly or indirectly. Key management personnel include the Company's directors and executive officers.

The aggregate value of transactions relating to key management personnel were as follows:

	Three months ended		Nine months ended
	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
	$	$	$	$
Salaries and contractors	-	58,554	-	482,954
Consultants	92,000	459,927	298,919	518,427
Corporate finance fees	-	-	-	250,000
Interest expense	193,764	-	402,391	-
Short term employee benefits	-	506	-	4,517
Stock-based compensation	51,081	258,648	634,253	1,224,348
	336,845	777,635	1,335,563	2,480,246

During the nine months ended February 28, 2021, the Company issued 1,252,516 common shares at prices of $0.06 - $0.08 per common share for the settlement of $83,336 debt owing to various directors and officers of the Company.

As at February 28, 2021, $77,581 (May 31, 2020 - $58,068) were owing to key management personnel for fees and expenses and the amounts were included in due to related parties. The amounts payable are non-interest bearing, are unsecured, and have no specific terms for repayment.

Name	Title	February 28, 2021	May 31, 2020
		$	$
Michael Wiener	Director and CEO	21,278	-
Robin Linden	Executive VP and CMO	8,750	17,500
Mark Forster	CFO	45,978	23,068
Sheryl Dhillon	Corporate Secretary	1,575	-
Erick Factor	Former Executive Chairman	-	17,500
		77,581	58,068

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the three and nine months ended February 28, 2021 the Company borrowed $3,960,806 (2019 - $nil) from related parties and recorded accrued interest of $187,764 (2019 - $nil).

Name	Note	February 28, 2021	May 31, 2020
		$	$
Michael Wiener	15	56,234	-
1909203 Ontario Inc.	15	3,859,584	-
Mark Forster	15	44,988	-
		3,960,806	-

SB2-31

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

21. ACQUISITION OF NON-CONTROLLING INTEREST

SublimeCulture Inc.

In June 2020, the Company completed the purchase of SublimeCulture by acquiring 250,000 Class A shares of SublimeCulture Inc. being the remaining 25% of SublimeCulture's total issued and outstanding share capital. The Company now owns 100% of the cannabis cultivator. In exchange for the remaining 25% of SublimeCulture, the Company paid $250,000 in cash and issued 5,150,000 MYM common shares (Note 16) and transferred ownership of a partially constructed greenhouse.

CannaCanada Inc.

In June 2020, the Company acquired 70,000 Class B1 shares of CannaCanada being the remaining 7% of CannaCanada's total issued and outstanding share capital. The Company now owns 100% of CannaCanada. The Company received 3% of CannaCanada as part of the acquisition of the 25% minority interest in SublimeCulture. In addition, as part of the exchange for the final 4% of CannaCanada, the Company paid $50,000 and transferred the two houses in Weedon (used for offices and accommodation) that were previously classified as held for sale (Note 10).

22. MANAGEMENT OF CAPITAL

The Company's objectives when managing its capital are to have sufficient working capital to support and grow Highland & Sublime. The Company does not have any externally imposed capital requirements to which it is subject (other than those related to the Loan Facility).

As at February 28, 2021, the Company had capital resources consisting of cash and cash equivalents. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to raise new equity and/or debt capital.

The Board of Directors has not established quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is appropriate.

The Company is dependent on cash flows generated from its operations and from external financing to fund its activities. In order to maintain or adjust its capital structure, the Company may issue new shares or debt.

As at February 28, 2021, the Company was subject to externally imposed capital requirements on the Loan Facility. As at February 28, 2021, the Company was in compliance with all financial covenants associated with the Loan Facility.

23. EVENTS AFTER THE REPORTING PERIOD

Warrants

Subsequent to February 28, 2021, 4,571,408 common shares were issued pursuant to the exercise of warrants  with an exercise price of $0.10 per common share.

IM Cannabis to Acquire MYM Nutraceuticals

On April 1, 2021, the Company announced in a joint press release that MYM has agreed to be acquired by IM Cannabis Corp. ("IMC") pursuant to the terms and subject to the conditions of a definitive arrangement agreement (the "Arrangement Agreement") dated March 31, 2021 between MYM, IMC and Trichome Financial Corp. ("Trichome") (the "Transaction").

SB2-32

MYM NUTRACEUTICALS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS February 28, 2021 and February 29, 2020 (Expressed in Canadian dollars, unless otherwise noted) - Unaudited

23. EVENTS AFTER THE REPORTING PERIOD (continued)

Under the terms of the Arrangement Agreement, the shareholders of MYM will receive 0.022 common shares of IMC ("IMC Shares") for each common share of MYM ("MYM Shares"), representing a price of $0.195 per MYM Share based on respective closing prices of IMC and MYM on March 31, 2021. Upon the completion of the Transaction, MYM shareholders will own approximately 14.5% of IMC.

The Transaction will require the approval of (i) two-thirds of the votes cast by shareholders of MYM and holders of exchangeable shares exchangeable into MYM Shares, voting together as a single class; and (ii) a majority of the minority vote in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions. Each of MYM's directors and officers, certain shareholders of MYM, and exchangeable shareholder Biome Grow Inc., who together currently hold approximately 44.4% of the MYM Shares (assuming the exchange of all MYM exchangeable shares), have entered into voting and support agreements to vote their MYM Shares in favour of the Transaction and lock-up agreements restricting the resale of the IMC Shares to be owned by such persons upon closing of the Transaction to a staggered 1/6 release per month of such shares for a period of 6 months.

The Arrangement Agreement includes customary representations, warranties and covenants, including covenants of MYM not to solicit other acquisition proposals and the right of IMC to match any superior proposals. A termination fee of $1.2 million will be paid to IMC in certain circumstances should the Transaction not be completed.

Concurrently with signing the Arrangement Agreement, MYM, IMC and 1909203 Ontario Inc. (the "Facility Lender") entered a settlement agreement pursuant to which $4,500,000 principal amount of debt owed by MYM to the Company Lender, plus accrued interest to the date of closing and a prepayment penalty, will be settled in exchange for securities in IMC on closing of the Transaction. In full settlement for the debt owing at such time, IMC will issue to the Facility Lender on closing:

(1) common share purchase warrants to purchase, for a term of thirty-six months from the date of issuance of the warrants, 155,340 IMC Shares at a price equal to the lower of 120% of (x) the closing price of the IMC Shares on the Canadian Securities Exchange on March 31, 2021, being $8.86, or (y) the closing price of the IMC Shares on the Canadian Securities Exchange on the trading date immediately prior to closing of the Transaction; and

(2) IMC Shares equal to (i) the amount owing to the Facility Lender as of the closing date of the Transaction divided by (ii) a price equal to 85% of the lesser of (x) the closing price of the IMC Shares on the Canadian Securities Exchange on March 31, 2021, being $8.86, or (y) the closing price of the IMC Shares on the Canadian Securities Exchange on the trading day immediately prior to closing of the Transaction.

See also Note 15.

Sale of Weedon Land

On April 26, 2021, the Company completed the sale of the Weedon Lands held for sale for net proceeds of $276,627 after fees and tax adjustments.

SB2-33

SHORT FORM BASE SHELF PROSPECTUS

New Issue	March 31, 2021

IM CANNABIS CORP.

US$250,000,000
Common Shares
Warrants
Subscription Receipts

Debt Securities
Units

This short form base shelf prospectus (the "Prospectus") relates to the offering for sale from time to time (each, an "Offering"), during the 25-month period that this Prospectus, including any amendments hereto, remains effective, of the securities of IM Cannabis Corp. ("IMCC" or the "Company") including: (i) common shares ("Common Shares") in the capital of the Company; (ii) common share purchase warrants ("Warrants"); (iii) subscription receipts ("Subscription Receipts") convertible into other Securities (as defined below); (iv) senior and subordinated debt securities, including debt securities convertible or exchangeable into other securities of the Company (collectively, "Debt Securities"); and (v) units ("Units") comprised of one or more of any of the other Securities (as defined below) that are described in this Prospectus, or any combination of such securities (all of the foregoing collectively, the "Securities" and individually, a "Security") in one or more series or issuances, with a total offering price of such Securities, in the aggregate, of up to $250,000,000 in United States dollars (or the equivalent thereof in other currencies). The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a "Prospectus Supplement").

We are permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in United States and Canada ("MJDS"), to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. IMCC has prepared its consolidated financial statements, incorporated herein by reference, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

The Common Shares are listed and posted for trading under the symbol "IMCC" on the Canadian Securities Exchange (the "CSE") and on the NASDAQ Capital Market (the "NASDAQ"). The issued and outstanding Warrants (the "Listed Warrants") are listed and posted for trading under the symbol "IMCC.WT" on the CSE. On March 30, 2021, the last full trading day prior to the date of this Prospectus, the closing price per Common Share on the CSE was C$8.89 and on the NASDAQ was US$7.12 and the closing price per Listed Warrant on the CSE was C$1.01.  Unless otherwise specified in the applicable Prospectus Supplement, there is no existing trading market through which any of the Securities other than the Common Shares and Listed Warrants may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange. See "Risk Factors".

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY CANADIAN SECURITIES REGULATOR, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities. The Company may offer and sell Securities through underwriters or dealers, directly or through agents designated by the Company from time to time at amounts and prices and other terms determined by the Company. A Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the Offering and will set forth the terms of the Offering, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the distribution. In connection with any Offering (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may, subject to applicable law, over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at levels other than that which might otherwise exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution". No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

This Prospectus may qualify an "at-the-market distribution", as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"). See "Plan of Distribution".

Investing in the Securities is speculative and involves certain risks. The risks outlined in this Prospectus and in the documents incorporated by reference herein and in the applicable Prospectus Supplement should be carefully reviewed and considered by prospective investors. See "Risk Factors".

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Canada, most of the officers, directors and experts named in this Prospectus are not residents of the United States, and some of the Company's assets and all or a substantial portion of the assets of such persons are located outside of the United States. See "Enforceability of Certain Civil Liabilities".

Mr. Oren Shuster, a director, officer and promoter of the Company, Ms. Vivian Bercovici, Ms. Haleli Barath and Mr. Brian Schinderle, each a director of the Company, Mr. Shai Shemesh and Ms. Yael Harrosh, each an officer of the Company, and Mr. Rafael Gabay, a promoter of the Company, reside outside of Canada. Each of Mr. Shuster, Ms. Bercovici, Ms. Barath, Mr. Schinderle, Mr. Shemesh, Ms. Harrosh and Mr. Gabay have appointed Gowling WLG (Canada) LLP, Suite 1600, 100 King St. West, Toronto, Ontario, M5X 1G5 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

- ii -

Owning any of IMCC's Securities may subject you to tax consequences in Canada, the United States and in your place of residence or citizenship. Such tax consequences are not fully described in this Prospectus and may not be fully described in any applicable Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular Offering and consult your own tax advisor with respect to your own particular circumstances.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as CDOR (the Canadian Dollar Offered Rate), LIBOR (the London Interbank Offered Rate), EURIBOR (the Euro Interbank Offered Rate) or a United States federal funds rate.

The head and principal office of the Company is located at Kibbutz Glil Yam, Central District, Israel 4690500.

The registered and records office of the Company is located at 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia, Canada, V6C 2B5.

- iii -

ABOUT THIS PROSPECTUS

Unless otherwise noted or the context indicates otherwise, references to "we", "us", "our" or similar terms, as well as the "Company" and "IMCC" refer to IM Cannabis Corp., together with its subsidiaries, on a consolidated basis, and the "Group" refers to the Company, its subsidiaries and Focus Medical Herbs Ltd. ("Focus").

This Prospectus is part of a registration statement on Form F-10 that we are filing with the SEC under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), relating to the Securities (the "Registration Statement"). Under the Registration Statement, we may, from time to time, offer any combination of the Securities described in this Prospectus in one or more Offerings of up to an aggregate principal amount of US$250,000,000 (or the equivalent in other currencies). This Prospectus provides you with a general description of the Securities that we may offer. Each time we offer Securities under the Registration Statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that Offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and the Securities.

You should rely only on the information contained or incorporated by reference in this Prospectus and on the other information included in the Registration Statement of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. The Company is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus, any applicable Prospectus Supplement and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this Prospectus, any applicable Prospectus Supplement or the respective dates of the documents incorporated by reference herein and therein, regardless of the time of delivery or of any sale of the Securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Company's website should not be deemed to be a part of this Prospectus, any applicable Prospectus Supplement or incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.

FINANCIAL INFORMATION AND CURRENCY

IMCC has prepared its consolidated financial statements, incorporated herein by reference, in accordance with IFRS and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated. References to "$", "C$" or "dollars" are to Canadian dollars. References to "US$" are to United States dollars and references to "NIS" are to New Israeli Shekels.

1

The following table reflects the exchange rates for one United States dollar, expressed in Canadian dollars, during the periods noted, based on the daily exchange rates for 2019 and 20201 .

	Years Ended December 31, 2020	2019
Low for the period	1.2718	1.2988
High for the period	1.4496	1.3600
Rate at the end of the period	1.2732	1.2988
Average	1.3415	1.3269

On March 30, 2021, the Bank of Canada daily average rate of exchange was C$1.00 = US$0.7917 or US$1.00 = C$1.2631.

The following table reflects the exchange rates for one Canadian dollar, expressed in New Israeli Shekels, during the periods noted, based on the Bank of Israel spot rate of exchange2 .

	Years Ended December 31, 2020	2019
Low for the period	2.4895	2.5956
High for the period	2.7274	2.7854
Rate at the end of the period	2.5217	2.6535
Average	2.5663	2.6868

On March 30, 2021, the closing spot rate for NIS reported by the Bank of Israel was C$1.00 = NIS 2.6413 or NIS 1.00 = C$0.3786.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a company existing under the laws of the Province of British Columbia. Most of the officers, directors and expert named in this Prospectus are not residents of the United States, and some of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. IMCC has appointed an agent for service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon IMCC's civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or "blue sky" laws of any state within the United States.

IMCC has been advised that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. IMCC has also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or "blue sky" laws.

We are filing with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the Offering of the Securities.

________________________________
 1 As reported by the Bank of Canada, obtained from: https://www.bankofcanada.ca.

 2 As reported by the Bank of Israel, obtained from: http://www.boi.org.il.

2

WHERE YOU CAN FIND MORE INFORMATION

The Company is filing a Registration Statement with the SEC. This Prospectus and the documents incorporated by reference herein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this Prospectus but contained in the Registration Statement is available on the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") under the Company's profile at www.sec.gov. Investors should review the Registration Statement and the exhibits thereto for further information with respect to us and the Securities. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. Each time we sell Securities under the Registration Statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that Offering. The Prospectus Supplement may also add to, update or change information contained in this Prospectus.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the United States Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation (collectively referred to herein as "forward-looking information" or "forward-looking statements"). Forward-looking statements are included to provide information about management's current expectations and plans that allows investors and others to get a better understanding of the Group's operating environment, the business operations and financial performance and condition.

Forward-looking statements include, but are not limited to, statements regarding the benefits of listing on NASDAQ for the Company and retail and institutional investors; the potential impacts of COVID-19 on the Group; logistics relating to the Group's supply agreements, including timing and quantity of medical cannabis products purchased; the Company's expectations of JWC (as defined below) as a long-term source of cannabis supply for the Group; potential consequences of negative outcomes from matters related to the Construction Allegations (as defined below) and/or MOH Allegations (as defined below) and their effects on the Group; the Company's expectations regarding cash flows from future operating activities; the Company's potential reallocation of net proceeds from the sale of the Securities; changes in interest and exchange rates; potential amendments to the Plan (as defined below), including an increase in the Option Cap (as defined below), subject to shareholder approval; future growth potential of IMCC; future development plans; and currency and interest rate fluctuations. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

3

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Group's actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, anticipated costs and the Company's ability to fund its operations; the Group's ability to carry on operations; the timely receipt of required approvals and permits; the Group's ability to operate in a safe, efficient and effective manner; the impact of COVID-19; the Group's ability to maintain the required licenses, permits, approvals and other authorizations to operate in the jurisdictions it operates in; and the Company's ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: the failure of the Company or Messrs. Oren Shuster and Rafael Gabay to maintain "de facto control" over Focus; the failure of the Group to maintain licenses, permits, approvals and other authorizations required for its operations, including the Focus License (as defined below) and permits relating to the Focus Facility and/or Focus Lease Agreement (as defined below); the Company's inability to capture the benefits associated with its acquisition of Trichome (as defined below); access to additional capital; volatility in the market price of the Company's Securities; future sales of the Company's Securities; dilution of shareholders' holdings; negative operating cash flow; failure to obtain required regulatory and stock exchange approvals; limitations in the liquidity of the Securities; health, safety and environmental risks; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; the fluctuating price of cannabis; the negative effects of interest rate and exchange rate changes to the market price or value of Debt Securities; depression of market price of Securities caused by sales of significant number of Common Shares; assessments by taxation authorities; the potential impact of health crises including the COVID-19 pandemic; litigation; risks related to the Company's status as a "foreign private issuer" under U.S. securities laws, including the loss of status thereof; risks related to the Company's status as an "emerging growth company" under U.S. securities laws, including the loss of status thereof; and the Company's ability to identify, complete and successfully integrate acquisitions.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled "Risk Factors" below, and in the section entitled "Risk Factors" in the Company's annual information form for the year ended December 31, 2019, dated January 27, 2021 (the "Annual Information Form"), and incorporated by reference herein, for additional risk factors that could cause results to differ materially from forward-looking statements.

4

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this Prospectus and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

NON-IFRS MEASURES AND OTHER FINANCIAL MEASURES

This Prospectus, including the documents incorporated herein by reference, makes reference to certain non-IFRS financial measures including "Gross Margin", "EBITDA" and "Adjusted EBITDA". These performance measures do not have a standard meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other companies in the industry. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

The Company defines Gross Margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. The most directly comparable IFRS measure presented by IMCC in its financial statements is gross profit before fair value adjustments divided by revenue.

The Company defines EBITDA as income earned or lost from operations, as reported, before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as EBITDA, adjusted by removing other non-recurring or non-cash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, and revaluation adjustments of financial assets and liabilities measured on a fair value basis. The Company believes that Adjusted EBITDA is a useful financial metric to assess its operating performance on a cash adjusted basis before the impact of non-recurring or non-cash items.

These non-IFRS performance measures are included in this Prospectus, and the documents incorporated herein by reference, because these statistics are used to provide investors with supplemental measures of the Company's operating performance and thus highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS measures. The Company believes that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. The Company also uses these non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. See the Interim MD&A for more details, including a reconciliation of the foregoing non-IFRS measures to their most directly comparable measures calculated in accordance with IFRS.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, which have also been filed with, or furnished to, the SEC.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of IM Cannabis Corp. at Kibbutz Glil Yam, Central District, Israel 4690500, telephone +972-54-6687515  or email yael.h@imcannabis.com, and are also available electronically under the Company's profile at www.sedar.com.

5

The following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) the Annual Information Form;

(b) the Company's audited consolidated financial statements as at and for the financial year ended December 31, 2019, and related notes thereto, together with the independent auditor's report thereon;

(c) the management's discussion and analysis for the year and three months ended December 31, 2019 and 2018;

(d) the Company's unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2020 and 2019, and related notes thereto (the "Interim Financial Statements");

(e) the management's discussion and analysis for the three and nine month periods ended September 30, 2020 and 2019 (the "Interim MD&A");

(f) the management information circular of the Company dated February 5, 2020 in connection with the annual general meeting of shareholders of the Company held on March 16, 2020;

(g) the management information circular of the Company dated November 12, 2020 in connection with the special meeting of shareholders of the Company held on December 16, 2020;

(h) the material change report of the Company dated February 26, 2021 related to the announcement on February 25, 2021 that the Company's application to list the Company's common shares on NASDAQ was approved;

(i) the material change report of the Company dated February 26, 2021 related to the appointments of Brian Schinderle and Haleli Barath to the Company's board of directors and concurrent resignations of Rafael Gabay and Steven Mintz from the Company's board of directors on February 22, 2021;

(j) the material change report of the Company dated February 17, 2021 related to the completion of the Consolidation (as defined in "The Company" below) on February 12, 2021;

(k) the material change report of the Company dated January 8, 2021 related to the announcement of the definitive arrangement agreement between the Company and Trichome (as defined below); and

(l)  the material change report of the Company dated March 25, 2021 related to the Company's completion of the Trichome Transaction (as defined below).

Any document of the type referred to in item 11.1 of Form 44-101F1 - Short Form Prospectus of National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Company with any securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada during the period that this Prospectus is effective shall be deemed to be incorporated by reference in this Prospectus. These documents are available on SEDAR, which can be accessed at www.sedar.com.

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In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F (or any respective successor form) filed with the SEC subsequent to the date of this Prospectus, such document shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report). In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Company with the SEC, and any other reports filed, under the Exchange Act from the date of this Prospectus shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part, but only if and to the extent expressly so provided in any such report. The Company's current reports on Form 6-K and annual reports on Form 40-F are or will be made available on EDGAR at www.sec.gov.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus, except as so modified or superseded.

When the Company files a new annual information form, audited consolidated financial statements and related management's discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management's discussion and analysis and all unaudited interim condensed consolidated financial statements and related management's discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Company's financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new unaudited interim condensed consolidated financial statements and related management's discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the term of this Prospectus, all unaudited interim condensed consolidated financial statements and related management's discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a management information circular in connection with an annual general meeting of shareholders being filed by the Company with the appropriate securities regulatory authorities during the currency of this Prospectus, the management information circular filed in connection with the previous annual general meeting of shareholders (unless such management information circular also related to a special meeting of shareholders) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder.

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A Prospectus Supplement containing the specific terms of any Offering of Securities will be delivered to purchasers of Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the Offering to which that Prospectus Supplement pertains.

MARKETING MATERIALS

Any "template version" of any "marketing materials" (as defined in National Instrument 41-101 - General Prospectus Requirements of the Canadian Securities Administrators) filed by the Company after the date of a Prospectus Supplement and before the termination of the distribution of Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed incorporated by reference in such Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement on Form F-10 of which this Prospectus forms a part:

(a) the documents listed under "Documents Incorporated by Reference";

(b) powers of attorney from certain of the Company's directors and officers (included on the signature page to the Registration Statement);

(c) the consent of Kost Forer Gabay & Kasierer, a Member of Ernst & Young Global; and

(d) the consent of MNP LLP; and

(e) the form of indenture for any Debt Securities issued hereunder.

A copy of the form of warrant indenture or subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

THE COMPANY

IMCC is a multi-country operator in the medical and recreational cannabis sector headquartered in Israel and with operations in Israel, Germany and Canada.

In Israel, I.M.C. Holdings Ltd. ("IMC Holdings") built the IMC brand of premium medical cannabis products which have been cultivated over the last decade by Focus, an Israeli licensed cultivator over which IMC Holdings exercises "de facto control" under IFRS 10, and its cultivation partners, and sold by Focus in the Israeli market. As part of its core Israeli business, the Company offers intellectual property-related services to the medical cannabis industry based on proprietary processes and technologies it developed for the production of medical cannabis products. The Company offers its intellectual property and consulting services to Focus pursuant to certain commercial agreements and receives as consideration for such services a share of Focus' revenues resulting from the sale of medical cannabis products under the IMC brand.

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In Europe, IMCC operates through Adjupharm GmbH, a German-based subsidiary and EU-GMP certified medical cannabis distributor, which provides the Company with a platform to establish and entrench its brand in Germany and other European jurisdictions, using its experience in the Israeli market. IMCC's European presence is augmented by strategic alliances with a network of certified suppliers and distributors to capitalize on the increased demand for medical cannabis products in Europe and to bring the IMC brand and its product portfolio to European patients.

In Canada, IMCC operates through Trichome Financial Corp. ("Trichome"), a Canadian-based subsidiary and specialty finance company focused on providing capital solutions to the global legal cannabis market, and Trichome JWC Acquisition Corp. d/b/a JWC ("JWC"), a wholly-owned subsidiary of Trichome and licensed producer of cannabis products in the adult-use recreational cannabis market in Canada. IMCC is focused on continuing with an aggressive and accretive acquisition strategy focusing on attractively valued and highly synergistic targets in Canada. Furthermore, IMCC expects JWC's premium indoor cultivation facility in Canada to serve as a long-term source of cannabis supply for the Group.

For further information regarding IMCC, see the Annual Information Form and other documents incorporated by reference in this Prospectus available at www.sedar.com under the Company's profile.

Recent Developments

Common Shares Consolidation

On February 12, 2021 the Company consolidated all of its issued and outstanding Common Shares on a four (4) to one (1) basis (the "Consolidation"). Following the Consolidation, the number of Listed Warrants outstanding was not altered; however, the exercise terms were adjusted such that four Listed Warrants are exercisable for one Common Share following the payment of an adjusted exercise price of $5.20.

All references to the Company's Common Shares and securities issuable into Common Shares such as Listed Warrants, incentive stock options ("Options"), broker compensation options ("Broker Options"), and restricted share units ("RSUs") in documents dated prior to February 12, 2021 that are incorporated by reference in this Prospectus, reflect pre-Consolidation amounts unless otherwise indicated.

Changes to Board of Directors

On February 22, 2021, the Company appointed Brian Schinderle and Haleli Barath to its board of directors (the "Board"). Both Mr. Schinderle and Ms. Barath are independent directors under applicable Canadian and United States securities laws. In conjunction with these appointments, Rafael Gabay and Steven Mintz concurrently resigned from the Board.

Listing on NASDAQ

On March 1, 2021, the Company's Common Shares commenced trading on NASDAQ under the ticker symbol "IMCC", making the Company the first Israeli medical cannabis operator to list its shares on NASDAQ. The listing is expected to increase access to investment in the Company for retail and institutional investors around the world, to improve liquidity of the Company's Common Shares and, in turn, optimize the Company's cost of capital.

Multi-year Supply Agreement

On March 8, 2021, the Company announced that Focus signed a multi-year supply agreement with GTEC Holdings Ltd. ("GTEC"), a Canadian licensed producer of handcrafted and high quality cannabis (the "GTEC Agreement"). According to the GTEC Agreement, Focus Medical will import GTEC's high-THC medical cannabis flower into Israel to be sold under the IMC brand. With the arrival of these commercial shipments, IMCC will launch a new category of imported premium indoor medical cannabis products under its well-established brand. The import of the Canadian-grown high-THC strains from GTEC's subsidiary, Grey Bruce Farms Incorporated ("GBF"), is expected to commence in Q2 2021, subject to fulfilling all regulatory requirements in relation to such import, including compliance with MOH regulations and receipt of a valid export license from Health Canada. According to the GTEC Agreement, Focus Medical will purchase a minimum quantity of 500 kg of high-THC medical cannabis flower from GBF and will be the exclusive recipient of GTEC cannabis products in the Israeli market for a period of 12 months from the date that the first shipment of GTEC products arrives in Israel (the "Exclusive Term"). The Exclusive Term can be extended under the terms of the GTEC Agreement by an additional 6 months. The agreement with GTEC further enhances IMCC's business presence in the North American legal cannabis market and adds another international supply partner to its network, following the listing of the Company's Common Shares on NASDAQ.

Completion of Trichome Transaction

On March 18, 2021, the Company closed the Trichome Transaction that was previously announced on December 30, 2020. The Trichome Transaction was completed pursuant to a plan of arrangement under the Business Corporations Act (Ontario). See "Trichome Transaction".

Update Regarding Impact of COVID-19 on Operations

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The current global uncertainty with respect to the spread of COVID-19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Group's business in the coming months.

The Group has taken proactive measures to protect the health and safety of its employees in order to continue delivering high quality medical cannabis products to its patients and to maintain its financial health. The Company has postponed planned investments in certain jurisdictions until global economic risks subside, but it continues to focus on its acquisition strategy in North America and Europe. The Company also continues to develop the IMC brand by increasing physician awareness and engagement to drive sales of IMC-branded medical cannabis products in Germany and by seeking new supply and sales agreements in Israel.

While the precise impact of the COVID-19 outbreak on the Company remains unknown, the rapid spread of COVID-19 and declaration of the outbreak as a global pandemic have resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which are having direct impacts on businesses in Canada, Israel, Germany and elsewhere in the world. Such additional precautionary measures could also impact the Group's business. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Group relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Group. See "Risk Factors - COVID-19 and global health crisis".

RISK FACTORS

Before deciding to invest in the Securities, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this Prospectus and any applicable Prospectus Supplement. An investment in the Securities is subject to certain risks, including risks related to the business of the Group and risks related to the Company's securities described in the documents incorporated or deemed to be incorporated by reference in this Prospectus. See the risk factors below, "Risk Factors" section in the Annual Information Form and the "Risk Factors" section of any applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein. Each of the risks described in these sections and documents could materially and adversely affect the Group's business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to the Company or that the Company currently deem immaterial may also impair the Group's business, financial condition, results of operations and prospects.

These risk factors, together with all other information included or incorporated by reference in this Prospectus, including, without limitation, information contained in the section "Cautionary Note Regarding Forward-Looking Statements" as well as the risk factors set out below, should be carefully reviewed and considered by investors.

Some of the factors described herein, in the documents incorporated or deemed incorporated by reference herein are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein, or in another document incorporated or deemed incorporated by reference herein occur, it could have a material adverse effect on the business, financial condition, results of operations and prospects of the Company or Group. Additional risks and uncertainties of which the Company currently is unaware of or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Group's business, financial condition, results of operations and prospects. The Company cannot provide assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, or in the other documents incorporated or deemed incorporated by reference herein or other unforeseen risks.

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Consolidation of Focus Financial Results under IFRS 10 and Maintenance of Common Control

The Company complies with IFRS 10, which applies a single consolidation model using a definition of "control" that requires an investor (as defined in IFRS 10) to consolidate an investee (as defined in IFRS 10) where: (i) the investor has power over the investee; (ii) the investor has exposure or rights to variable returns from involvement with the investee; and (iii) the investor can use its power over the investee to affect the amount of the investor's returns.

Subsequent to the restructuring of IMC Holdings on April 2, 2019, the Company analyzed the terms of the contractual agreements with Focus in accordance with IFRS 10 to conclude whether it should continue to consolidate the accounts of Focus in its financial statements.

Under IFRS 10, consolidation occurs when an investor can exercise control over an investee. Control is achieved through voting rights or other evidence of power. Where there are no direct holdings, under IFRS 10, an investor (as defined in IFRS 10) should consider other evidence of power and ability to unilaterally direct an investee's (as defined in IFRS 10) relevant activities. In view of the contractual agreements and the guidance in IFRS 10, notwithstanding that the Company has no direct or indirect ownership of Focus, it has sufficient rights to unilaterally direct the relevant activities (a concept known as "de facto control"), mainly due to the following:

(a) the Company receiving economic benefits from Focus (and the terms of the contractual agreements between the Company and Focus cannot be changed without the approval of the Company);

(b) the Company having the option to purchase the divested 74% interest in Focus held by Oren Shuster, the Chief Executive Officer, director and a promoter of the Company, and Rafael Gabay, a consultant, former director and a promoter of the Company;

(c) Messrs. Shuster and Gabay each being a director of Focus (while Mr. Shuster concurrently being a director, officer and substantial shareholder of the Company and Mr. Gabay concurrently being a substantial shareholder of the Company); and

(d) the Company providing management and support activities to Focus through a services agreement.

Accordingly, under IFRS 10, the Company has "de facto control" over Focus, and therefore consolidates the financial results of Focus in the Company's financial statements.

Any failure of the Company or Messrs. Oren Shuster and Rafael Gabay to maintain "de facto control" over Focus as defined under IFRS 10 could alter the Company's consolidation model, potentially resulting in a material adverse effect on the business, results of operations and financial condition of the Company.

COVID-19 and global health crisis

The COVID-19 global outbreak and efforts to contain it may have an impact on the Group's business. The Group has implemented various safety measures onsite to ensure the safety of its employees and contractors. The Group continues to monitor the situation and the impact that COVID-19 may have its operations. Should COVID-19 spread, travel bans remain in place or should a significant part of the Group's team members or consultants become infected, the Group's ability to continue operations may be impacted. Similarly, the Company's ability to obtain financing and the ability of the Group's vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.

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Reliance on Focus Facility

Focus' license from the Israeli Ministry of Health ("MOH") to propagate and cultivate medical cannabis in the State of Israel (the "Focus License") is specific to the propagation and cultivation facility in Moshav Sde Avraham, Israel, operated by Focus (the "Focus Facility") and both must remain in good standing for Focus to conduct the medical cannabis activities authorized thereunder. Adverse changes or developments affecting the Focus Facility, including but not limited to the failure to maintain all requisite regulatory and ancillary permits and licenses, the failure to comply with state or municipal regulations, or a breach of security, could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

In addition, any breach of the long-term land lease agreement between Focus and the landowners on which the Focus Facility is built and operated (the "Focus Lease Agreement") or any failure to renew the Focus Lease Agreement, on materially similar or more favorable terms, may have a material adverse effect on the Group's business, financial condition, results of operations and prospects, and could also have an impact on Focus' ability to continue operating under the Focus License or to renew the Focus License.

The Focus Facility is subject to state and municipal regulation and oversight, including the acquisition of all required regulatory and ancillary permits to conduct operations or undertake any construction. Any breach of regulatory requirements, security measures or other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by government regulators at all levels, could also have an impact on Focus' ability to maintain the Focus Lease Agreement and/or keep the Focus Facility in good standing, and to continue operating under the Focus License or the prospect of renewing the Focus License.

The Focus Facility continues to operate with routine maintenance. Focus will bear many, if not all, of the costs of maintenance and upkeep of the Focus Facility, including replacement of components over time. Focus' operations and the Group's financial performance may be adversely affected if Focus is unable to keep up with maintenance requirements.

In December 2020, the municipal committee presiding over planning and construction in southern Israel (the "Construction Committee") advised Focus that it was the subject of certain allegations regarding inadequate permitting for construction relating to the Focus Facility (the "Construction Allegations"). Focus' shareholders and directors, including Oren Shuster and Rafael Gabay, received a summons and have testified before the Construction Committee. In January 2021, the MOH advised Focus that it had received a complaint of the same nature as the Construction Allegations (the "MOH Allegations"). Focus is fully cooperating with the ongoing investigations of both the Construction Committee and the MOH. As of the date of this Prospectus, no formal legal proceedings have been commenced against any of Focus, Mr. Shuster or Mr. Gabay. In the event that formal legal proceedings in respect of the Construction Allegations and/or the MOH Allegations are launched, potential consequences of any negative outcome may include, but are not limited to: (i) criminal charges against any or all of Focus or Focus' shareholders and directors, including Mr. Shuster and Mr. Gabay; (ii) monetary penalties or fines; (iii) temporary or permanent suspension of the Focus License; and (iv) other consequences that may limit, in part or as a whole, Focus' operations under the Focus License. A negative outcome to the Construction Allegations or the MOH Allegations may have a material adverse effect on the business, results of operations and financial conditions of the Group.

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Management of Growth and Acquisition Integration

The Company may be subject to growth related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth, any negative impact may have a material adverse effect on the Company's business, financial condition, results of operation and prospects.

In addition, the realization of the benefits of acquisitions made by the Company, including without limitation the acquisition of Trichome, depend in part on successfully consolidating functions and integrating and leveraging operations, procedures and personnel in a timely and efficient manner as well as the Company's ability to share knowledge and realize revenues, synergies and other growth opportunities from combining the acquired businesses and operations with those of the Company. The integration of acquired businesses may depend on a number of factors, including without limitation: (i) the input of substantial management effort, time and resources; (ii) the successful incorporation of key personnel from acquired companies for post-acquisition periods; and (iii) the execution of effective non-competition agreements with certain employees or ex-employees of the acquired companies. Any failure in successfully integrating acquired businesses may result in a material adverse effect on the Company's business, financial condition, operating results and prospects.

Furthermore, there is no guarantee that the Company will be able to continue developing operations in its current jurisdictions or expand into new jurisdictions. Any such activities will require, among other things, various regulatory and other third-party approvals, licenses and permits and there is no guarantee that any or all required approvals, licenses and permits will be obtained.

Negative cash flow from operations

During the nine months ended September 30, 2020 and year ended December 31, 2019, the Company had negative cash flows from operating activities. Although the Company expects to generate positive cash flows from its future operating activities, there is no assurance that it will achieve this objective. If operational cash flows continue to be negative, the Company may be required to fund future operations with alternative financing options such as offerings of securities.

Capital resources

Historically, capital requirements have been primarily funded through the proceeds obtained from the Company's previously completed October 2019 private placement of subscription receipts of the Company, exercises of outstanding securities of the Company, and its Israeli operations. Factors that could affect the availability of financing necessary to implement the Group's business objectives include the progress and results of the Group's expansion efforts, the state of international debt and equity markets, and investor perceptions and expectations of the global cannabis markets and the cannabis markets in Israel, Europe and Canada. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company. Based on the amount of funding raised, the Group's planned business objectives may be postponed, or otherwise revised, as necessary.

Discretion in the Use of Proceeds

While detailed information regarding the use of proceeds from the sale of the Securities will be described in the applicable Prospectus Supplement, the Company will have broad discretion over the use of net proceeds from an Offering by the Company of its Securities. There may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. In such circumstances, the net proceeds will be reallocated at the Company's sole discretion.

Management will have discretion concerning the use of proceeds described in the applicable Prospectus Supplement as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds. Management may use the net proceeds described in a Prospectus Supplement in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Group's results of operations may suffer.

Securities of IMCC are subject to price volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of IMCC include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that fluctuations in cannabis prices will not occur. As a result of any of these factors, the market price of securities of IMCC at any given time may not accurately reflect the long-term value of IMCC.

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In the past, following periods of volatility in the market price of a company's securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of IMCC.

Changes in interest rates may cause the value of the Debt Securities to decline.

Prevailing interest rates will affect the value of the Debt Securities. The value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Fluctuations in foreign currency markets may cause the value of the Debt Securities to decline.

Debt Securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable Prospectus Supplement.

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its shareholders could depress the market price of the Company's securities and impair the Company's ability to raise capital through the sale of additional equity securities. The Company cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares or Listed Warrants. The price of the Common Shares or Listed Warrants could be affected by possible sales of the Common Shares or Listed Warrants by hedging or arbitrage trading activity. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Holders of Common Shares will be diluted

The Company may issue additional securities in the future, which may dilute a shareholder's holdings in the Company and reduce the value of its investment. The Company's articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of Options under the Company's incentive stock option plan (the "Plan") and upon the exercise of outstanding Warrants and Broker Options.

As of the date of this Prospectus, the Plan is subject to a maximum number of Common Shares reserved for issuance of 10% of the issued and outstanding Common Shares on a rolling basis (the "Option Cap"). Subject to shareholder approval, the Option Cap may be increased to a higher percentage of Common Shares issued and outstanding. As a result, additional dilution may occur if more options are issued under the increased Option Cap.

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Market for Securities

There is currently no market through which the Company's Securities, other than its Common Shares and Listed Warrants, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, such unlisted Securities may not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell such unlisted Securities purchased under this Prospectus. This may affect the pricing of the Securities, other than the Common Shares and Listed Warrants, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Company's Securities, other than its Common Shares and Listed Warrants, will develop or, if developed, that any such market, including for Common Shares and Listed Warrants, will be sustained.

Risks relating to the Company's status as a "foreign private issuer" under U.S. securities laws

The Company is a "foreign private issuer", under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company's shareholders may not know on as timely a basis when the Company's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead. The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company's shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

The Company may lose its status as a foreign private issuer under U.S. securities laws

In order to maintain its status as a foreign private issuer, a majority of the Company's Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

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Risks relating to the Company's status as an "emerging growth company" under U.S. securities laws

The Company is an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company's business, financial condition and results of operations.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Company, on a consolidated basis, since the date of the Interim Financial Statements, except (i) the resulting decrease in number of Common Shares issued and outstanding pursuant to the Consolidation; (ii) the resulting decrease in number of Options issued and outstanding pursuant to a consolidation of 4 pre-consolidation options to 1 post-consolidation option, in connection with the Consolidation; (iii) the issue of 935,500 Options and forfeiture of 94,165 Options pursuant to the Company's stock option plan, on a post-consolidated basis; (iv) the issue of 404,207 Common Shares issued pursuant to the exercise of 454,629 Options, including cashless exercises; (v) the issue of 158,928 Common Shares issued pursuant to the exercise of 635,712 Warrants; (vi) the issue of 66,320 Common Shares and 33,158 Warrants issued pursuant to the exercise of 265,282 Broker Options; and (vii) the issue of 10,205,817 Common Shares pursuant to the Trichome Transaction, inclusive of 100,916 Common Shares issued for advisory fees. As at market close on March 30, 2021, the Company had:

(a) 50,498,009 Common Shares issued and outstanding;

(b) 9,356,500 Warrants issued and outstanding, including:

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(i) 9,289,038 Listed Warrants expiring October 11, 2021, whereby four Listed Warrants are required to be exercised to purchase one Common Share at an adjusted exercise price of $5.20, with such Listed Warrants listed for trading on the CSE; and

(ii) 67,462 unlisted Warrants expiring August 30, 2022 (the "Unlisted Warrants"), whereby four Unlisted Warrants are required to be exercised to purchase one Common Share at an adjusted exercise price of $5.20, with such Unlisted Warrants issued as a result of exercises of Broker Options and not listed for trading on any exchanges;

(c) 674,414 Broker Options expiring on August 30, 2022, whereby four Broker Options are required to be exercised to purchase one unit at an adjusted exercise price of $4.20, with each unit exercisable into one Common Share and one-half of one Warrant, with each whole Warrant expiring on August 30, 2022 and exercisable to purchase one Common Share at an exercise price of $5.20;

(d) 3,582,389 Options expiring between October 2022 and October 2029, with a weighted average exercise price of $3.64 per Common Share and each Option exercisable into one Common Share; and

(e) No RSUs issued and outstanding.

TRICHOME TRANSACTION

About Trichome Financial Corp.

Trichome is a specialty finance company focused on providing flexible and creative capital solutions to the global legal cannabis market. Trichome was created to address the lack of credit availability in the large, growing and increasingly complex cannabis market. Trichome's experienced founders and management team have a unique edge to capitalize on proprietary deal flow and industry insight in order to drive the best risk-adjusted returns on shareholder's capital. Trichome also operates through its wholly-owned subsidiary, JWC, as a licensed producer of cannabis products in the adult-use recreational cannabis market in Canada.

Consideration

On December 30, 2020, the Company entered into an arrangement agreement with Trichome (as amended subsequent to the date thereof, the "Arrangement Agreement") pursuant to which, and subject to the terms and conditions of the Arrangement Agreement, the Company had agreed to acquire all of the issued and outstanding shares of Trichome (the "Trichome Shares") by way of a statutory plan of arrangement under the Business Corporations Act (Ontario) (the "Trichome Transaction"). On March 18, 2021, upon fulfilment of all requisite terms and conditions, the Company closed the Trichome Transaction.

Pursuant to the terms of the Trichome Transaction, former holders of Trichome Shares and former holders of Trichome convertible instruments (the "Trichome Securityholders") received 0.24525 of a Common Share for each Trichome Share held and each in-the-money convertible instrument of Trichome. As a result of the Trichome Transaction, a total of 10,104,901 Common Shares were issued to the Trichome Securityholders, resulting in former Trichome Securityholders holding approximately 20.06% of the total number of issued and outstanding Common Shares immediately after closing. In addition, 100,916 Common Shares were issued to financial advisors for advisory fees in connection with the Trichome Transaction.

Effect on Financial Position

The expected effect of the acquisition of Trichome on the Company’s financial position is outlined in the unaudited pro forma consolidated financial statements of the Company (the “Pro Forma Financial Statements”) attached as Appendix “A”, which includes the following: (i) the unaudited pro forma interim consolidated statement of financial position as at September 30, 2020; (ii) the unaudited pro forma interim consolidated statements of profit or loss and other comprehensive income for the nine months ended September 30, 2020; and (iii) the unaudited pro forma consolidated statements of profit and loss and other comprehensive income for the year ended December 31, 2019. The Pro Forma Financial Statements should be read in conjunction with Trichome’s audited annual consolidated financial statements for the years ended December 31, 2019 and 2018 (the “Trichome Annual FS”) and the unaudited consolidated condensed interim financial statements for the three and nine months ended September 30, 2020 and 2019 (the “Trichome Interim FS”, and together with the Trichome Annual FS, the “Trichome Financials”), attached as Appendix “B1” and Appendix “B2”, respectively. The Trichome Financials attached to this Prospectus are also available on Trichome’s SEDAR profile at www.sedar.com, however the notice of no auditor review has been removed from the Trichome Interim FS attached to this Prospectus.

The Company does not currently have any plans or proposals for material changes in the business acquired pursuant to the Trichome Transaction which may have a significant impact on the financial performance and financial position of the Company, including any proposal to sell, lease or exchange all or substantially all or a substantial part of the business acquired pursuant to the Trichome Transaction or to make any material changes to the Company's business.

Prior Valuations

To the knowledge of the Company, there has not been any valuation opinion obtained within the last 12 months by the Company or Trichome and required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company in connection with the Trichome Transaction.

Parties to Transaction

Trichome was not an informed person, associate or affiliate of the Company; however, Marc Lustig, the executive chairman and a director of the Company, was a director of Trichome at the time of voting for the Trichome Transaction. Accordingly, Mr. Lustig had a disclosable interest with respect to the Trichome Transaction and, in accordance with Canadian corporate law requirements, he declared the nature and extent of his interest in the Trichome Transaction and recused himself from consideration and voting on the Trichome Transaction as a director. As of the date of this Prospectus, Mr. Lustig continues to serve as executive chairman and director of the Company and as a director of Trichome.

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USE OF PROCEEDS

Unless otherwise specified in the applicable Prospectus Supplement, the use of proceeds from the sale of Securities may be used for future acquisitions, for capital expenditures and for general corporate and working capital purposes. Each applicable Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities by the Company. Although the Company expects to generate positive cash flows from its future operating activities, the Company currently has negative cash flow from operating activities. To the extent that the Company has negative cash flows in future periods in excess of net proceeds from the sale of Securities, it may need to deploy a portion of net proceeds from the sale of Securities to fund such negative cash flow. Any unallocated funds raised from any Offerings under this Prospectus will be added to the working capital of the Company and will be expended at the discretion of management. The Chief Financial Officer of the Company is responsible for the supervision of the allocation of funds according to the Company’s business objectives. See “Risk Factors – Discretion in the Use of Proceeds”.

The Company expects to continue to grow its operations in all three markets: Israel, Germany and Canada. Following the Trichome Transaction, the Company plans to continue increasing its presence in Canada by executing its merger & acquisition strategy and seek to acquire additional licensed cannabis producers with the objective of becoming a dominant supplier in the premium and super premium segment in the Canadian market. In addition, the Company, through its subsidiary JWC, intends to invest in improvements to its production facility.

The current COVID-19 pandemic as well as future developments in the Company’s operations or unforeseen events may also impact the ability of the Company to use the proceeds from the sale of the Securities as intended or disclosed in each Prospectus Supplement. See “Risk Factors – COVID-19 and global health crisis” and “Risk Factors – Discretion in the Use of Proceeds”.

As at the date of this Prospectus, the Company has approximately $30,000,000 in working capital. Based on cash or cash equivalents of approximately $1,700,000 available and the Company's working capital position as at the date of this Prospectus, the Company expects to have sufficient funds available to fund its projected cash burn rate for approximately twenty-four months following the date of this Prospectus without requiring alternative sources of funding. See "Risk Factors - Capital resources".

PLAN OF DISTRIBUTION

The Company may from time to time, during the 25-month period that this Prospectus remains valid, offer for sale and issue Securities. We may issue and sell up to US$250,000,000, in the aggregate, of Securities.

We may offer and sell the Securities through underwriters or dealers, directly to one or more purchasers or through agents. We may offer Securities in the same Offering, or we may offer Securities in separate Offerings. Each Prospectus Supplement, to the extent applicable, will describe the number and terms of the Securities to which such Prospectus Supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such Securities, the public offering or purchase price of such Securities and our net proceeds. The Prospectus Supplement will also include any underwriting discounts or commissions and other items constituting underwriters' compensation and will identify any securities exchanges on which the Securities may be listed.

The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market price, at varied prices determined at the time of sale, or at negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made directly on the CSE, NASDAQ or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the Offering of the Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

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Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with such Securities offered by that Prospectus Supplement.

Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at-the-market distribution" as defined in NI 44-102 and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws which includes sales made directly on an existing trading market for the Common Shares or Listed Warrants, or sales made to or through a market maker other than on a securities exchange. In connection with any Offering of Securities, other than an "at-the-market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

No underwriter or dealer involved in an "at-the-market distribution" as defined in NI 44-102, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with an underwriter or dealer, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under the at-the-market prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

The Company may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from the Company at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Securities, other than the Common Shares and Listed Warrants, will be a new issue of Securities with no established trading market. Subject to applicable laws, any underwriter may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. There may be limited liquidity in the trading market for any such Securities. Unless otherwise specified in the applicable Prospectus Supplement, we do not intend to list any of the Securities other than the Common Shares and Listed Warrants on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no trading market through which the Securities, other than the Common Shares and Listed Warrants, may be sold and purchasers may not be able to resell any such unlisted Securities purchased under this Prospectus. This may affect the pricing of such unlisted Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such unlisted Securities and the extent of issuer regulation. See "Risk Factors". No assurances can be given that a market for trading in unlisted Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the unlisted Securities are listed on a securities exchange.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

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DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Company is authorized to issue an unlimited number of the Common Shares. As of March 30, 2021, there were 50,498,009 Common Shares issued and outstanding. The holders of Common Shares are entitled to receive notice of and to attend any meeting of the shareholders of the Company and are entitled to one vote for each Common Share held (except at meetings at which only the holders of another class of shares, if applicable, are entitled to vote). The holders of Common Shares are entitled to receive dividends, on a pro rata basis, if, as and when declared by the Board and, subject to the prior satisfaction of all preferential rights, to participate rateably in the net assets of the Company in the event of any dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among shareholders for the purposes of winding up its affairs. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

The holders of Common Shares are entitled to receive dividends if, as and when, declared by the Board. The Company anticipates using all available cash resources toward its stated business objectives. As such, the Company does not anticipate the payment of dividends in the foreseeable future. At present, the Company's policy is to retain earnings, if any, to finance its business operations. The payment of dividends in the future will depend upon, among other factors, the Company's earnings, capital requirements and operating financial conditions.

Warrants

As of March 30, 2021, there are 9,356,500 Warrants outstanding to purchase 2,339,125 Common Shares. The Company may in the future issue Warrants to purchase Common Shares. Warrants may be issued independently or together with other Securities and may be attached to or separate from those Securities. Warrants will be issued under one or more warrant indentures, including supplemental indentures to one of our existing warrant indentures, to be entered into between the Company and one or more banks or trust companies acting as warrant agent, to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Warrants. A copy of any warrant indenture or supplemental warrant indenture relating to an offering of Warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

The following description sets forth certain general terms and provisions of the Warrants and is not intended to be complete. You should read the particular terms of the Warrants that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant indenture and the Prospectus Supplement describing such warrant indenture. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Warrants being offered.

Any Prospectus Supplement relating to any Warrants the Company offers will describe the terms of the Warrants and include specific terms relating to their offering. All such terms will comply with the requirements of the CSE and NASDAQ relating to Warrants. This description will include, where applicable:

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  the designation and aggregate number of Warrants offered;

  the price at which the Warrants will be offered;

  the currency or currencies in which the Warrants will be offered;

  the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

  the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

  the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share, or (iii) the expiry of the Warrants;

  whether the Company will issue fractional Common Shares;

  whether the Company have applied to list the offered Warrants on a securities exchange;

  the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

  the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

  whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

  material United States and Canadian federal income tax consequences of owning the Warrants; and

  any other material terms or conditions of the Warrants.

The holders of Warrants will not be shareholders of the Company. Holders of Warrants are entitled only to receive the Common Shares subject to the Warrants on satisfaction of the conditions provided in the warrant indenture or supplemental warrant indenture.

Subscription Receipts

As of March 30, 2021, there are no Subscription Receipts outstanding. The Company may issue Subscription Receipts that will entitle holders to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants, Debt Securities, Units or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a "Subscription Receipt Agreement"), each to be entered into between the Company and an escrow agent (the "Escrow Agent"), to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent. A copy of any Subscription Receipt Agreement will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

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The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. You should read the particular terms of the Subscription Receipts that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Subscription Receipts being offered.

Any Prospectus Supplement relating to any Subscription Receipts the Company offers will describe the terms of the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the CSE and NASDAQ relating to Subscription Receipts. This description will include, where applicable:

  the designation and aggregate number of Subscription Receipts offered;

  the price at which the Subscription Receipts will be offered;

  the currency or currencies in which the Subscription Receipts will be offered;

  the conditions (the "Release Conditions") that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Warrants, Debt Securities, Units or any combination thereof;

  the designation, number and terms of the Common Shares, Warrants, Debt Securities, Units or any combination thereof to be received by holders of Subscription Receipts upon satisfaction of the Release Conditions, and the procedures that will result in the adjustment of those numbers;

  the procedures for the issuance and delivery of the Common Shares, Warrants, Debt Securities, Units or any combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

  whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants, Debt Securities, Units or any combination thereof upon satisfaction of the Release Conditions;

  the identity of the Escrow Agent;

  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the "Escrowed Funds"), pending satisfaction of the Release Conditions;

  the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, Warrants, Debt Securities, Units or any combination thereof pending satisfaction of the Release Conditions;

  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

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  if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

  procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

  any entitlement of the Company to purchase the Subscription Receipts in the open market by private agreement or otherwise;

  whether the Company will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;

  whether the Company will issue the Subscription Receipts as bearer securities, registered securities or both;

  provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants or other securities of the Company, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company's assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

  whether we have applied to list the Subscription Receipts on a securities exchange;

  material United States and Canadian federal tax consequences of owning the Subscription Receipts; and

  any other material terms or conditions of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants, Debt Securities, Units or any combination thereof on satisfaction of the conditions provided in the Subscription Receipt Agreement, including the satisfaction of any cash payment provided in the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. The Common Shares, Warrants, Debt Securities, Units or any combination thereof may be held in escrow by the Escrow Agent, and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

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Rescission

The Subscription Receipt Agreement will also provide that any material misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

Global Securities

The Company may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will also describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by a consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that the Company may amend any Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Debt Securities

As of March 30, 2021, there are no Debt Securities outstanding. The following description, together with the additional information we may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Debt Securities that we may offer under this Prospectus, which may be issued in one or more series. Debt Securities may be offered independently or together with other Securities.

General

The Debt Securities will be issued in one or more series under an indenture (the "Indenture") to be entered into between the Company and one or more trustees that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the Registration Statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The descriptions of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

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  the specific designation of the Debt Securities;
  any limit on the aggregate principal amount of the Debt Securities; the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;
  the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;
  the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;
  the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;
  the covenants applicable to the Debt Securities;
  the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;
  the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;
  whether the Debt Securities will be secured or unsecured;
  whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;
  whether the Debt Securities will be issuable in the form of registered global securities, and, if so, the identity of the depositary for such registered global securities;
  the denominations in which registered Debt Securities will be issuable, if other than denominations of $1,000 and integral multiples of $1,000 and the denominations in which bearer Debt Securities will be issuable, if other than denominations of $5,000;
  each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;
  if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

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  material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;
  any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and
  any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, we will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

Rights of Holders Prior to Exercise

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to the conversion of such Debt Securities, holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

Global Securities

We may issue Debt Securities in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will describe the exchange, registration and transfer rights relating to any global security.

Units

As of March 30, 2021, there are no Units outstanding. The Company may issue Units consisting of one or more Common Shares, Warrants, Subscription Receipts, Debt Securities or any combination of such Securities. You should read the particular terms of the Units that are offered by us, which will be described in more detail in any applicable Prospectus Supplement.

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Any Prospectus Supplement relating to any Units the Company offers will describe the terms of the Units and include specific terms relating to their offering. All such terms will comply with the requirements of the CSE and NASDAQ relating to Units. This description will include, where applicable:

  the designation and aggregate number of Units being offered;

  the price at which the Units will be offered;

  the designation and terms of the Units and the applicable Securities included in the Units;

  the description of the terms of any agreement governing the Units;

  any provision for the issuance, payment, settlement, transfer or exchange of the Units;

  the date, if any, on and after which the Units may be transferable separately;

  whether we have applied to list the Units on a securities exchange;

  material United States and Canadian federal tax consequences of owning the Units;

  how, for federal income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities; and

  any other material terms or conditions of the Units.

The foregoing summary of certain of the principal provisions of the Securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable Prospectus Supplement under which any Securities are being offered.

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will include a general summary of certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities hereunder. The applicable Prospectus Supplement may also describe certain United States federal income tax consequences which may be applicable to a purchaser of Securities hereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code of 1986, as amended). Investors should read the tax discussion in any Prospectus Supplement with respect to a particular Offering and consult their own tax advisors with respect to their own particular circumstances.

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS TO U.S. HOLDERS OF COMMON SHARES

The following is a general summary of certain material U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to this Prospectus.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Except as discussed below, this summary does not discuss applicable income tax reporting requirements. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares acquired pursuant to this Prospectus that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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  a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are U.S. expatriates or former long-term residents of the United States; (i) are subject to taxing jurisdictions other than, or in addition to, the United States; (j) are subject to special tax accounting rules; or (k) own, have owned or will own  (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such partnership generally will depend on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such owner. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading "Passive Foreign Investment Company Rules."

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Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see "Sale or Other Taxable Disposition of Common Shares" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the "dividends received deduction".

Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada - U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" or "PFIC" for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was not a PFIC during the prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and does not expect to be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested.

However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that the Company has never been, is not and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

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The Company will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income and certain other requirements are satisfied.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ''Subsidiary PFIC''), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year and a U.S. Holder held Common Shares, such holder generally would be subject to special rules under Section 1291 of the Code with respect to "excess distributions" made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Common Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Common Shares, as applicable. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares rateably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

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Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

The foreign tax credit rules are complex, and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, (currently at the rate of 24%), if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirements.

THE FOREGOING DISCUSSION DOES NOT COVER ALL U.S. TAX MATTERS THAT MAY BE IMPORTANT TO U.S. HOLDERS. PROSPECTIVE U.S. HOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE INFORMATION REPORTING AND BACKUP WITHHOLDING RULES.

PRIOR SALES

Information in respect of Common Shares that the Company issued within the previous 12-month period, and in respect of securities that are convertible or exchangeable into Common Shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading under the symbol "IMCC" on the CSE, and since March 1, 2021, on NASDAQ. The Listed Warrants are listed and posted for trading on the CSE under the symbol "IMCC.WT". Information in respect of trading price and volume of the Common Shares and Listed Warrants during the previous 12-month period will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

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PROMOTERS

Oren Shuster, Chief Executive Officer and director of the Company and Rafael Gabay, a consultant and former director of the Company, may be considered to be promoters because they founded and organized the business of IMC Holdings prior to the Company's reverse takeover transaction with IMC Holdings that was completed on October 11, 2019. Mr. Shuster is a resident of Ra'anana, Israel and controls 9,135,137 Common Shares, representing 18.09% of the issued and outstanding Common Shares on a non-diluted basis. Mr. Gabay is a resident of Ganot, Israel and controls 8,090,720 Common Shares, representing 16.02% of the issued and outstanding Common Shares on a non-diluted basis. 9,133,602 Common Shares and 8,089,185 Common Shares are held directly by Oren Shuster and Rafael Gabay, respectively, and 1,535 Common Shares are owned by Ewave Group Ltd., an entity which is jointly owned and controlled by Messrs. Shuster and Gabay.

Messrs. Shuster and Gabay currently hold 74% ownership interest in Focus (the "Focus Interest"). IMC Holdings has the option to purchase the Focus Interest at an aggregate exercise price of NIS 765.67 per share of Focus, which is equal to the price paid by Messrs. Shuster and Gabay to acquire the Focus Interest, expiring April 2, 2029, for a total consideration of NIS 2,756,500.

No promoter of the Company is, as at the date of this Prospectus, or has been within 10 years prior to the date of this Prospectus, a director, chief executive officer, or chief financial officer of any person or company, that:

(a) was subject to an order that was issued while the promoter was acting in such capacity; or

(b) was subject to an order that was issued after the promoter ceased to act in such capacity and which resulted from an event that occurred while the promoter was acting in such capacity.

No promoter of the Company is, as at the date of this Prospectus, or has been within the 10 years prior to the date of this Prospectus, a director or executive officer of any person or company that, while the promoter was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No promoter of the Company has, within the 10 years prior to the date of this Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the promoter.

LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Company by Gowling WLG (Canada) LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to United States legal matters. As of the date hereof, partners and associates of Gowling WLG (Canada) LLP as a group, own, directly or indirectly, in the aggregate, less than 1% or no securities of the Company.

EXPERTS

Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, the auditors of the Company, have prepared the Independent Auditors Report dated April 20, 2020 and audited the consolidated financial statements of the Company as of and for the years ended December 31, 2019 and 2018. The auditors of the Company have confirmed that they are independent with respect to the Company within the meaning of the Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

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Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, located at 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel.

MNP LLP, the auditors of Trichome, have prepared the Independent Auditors Report dated April 9, 2020 and audited the consolidated financial statements of Trichome as of and for the years ended December 31, 2019 and December 31, 2018. The auditors of Trichome have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

MNP LLP is located at 50 Burnhamthorpe Road West, Suite 900, Mississauga, Ontario, Canada L5B 3C2.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc., located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9, is the transfer agent and registrar for the Common Shares and warrant agent for the Listed Warrants.

MATERIAL CONTRACTS

Except for contracts entered into the ordinary course of business, as disclosed below, or as otherwise disclosed herein or in a document incorporated by reference, no material contracts were entered into by the Company as of the date of this Prospectus that are still in effect except the following:

  the arrangement agreement dated December 30, 2020, as subsequently amended on January 22, 2021 and March 14, 2021, between the Company and Trichome entered into in connection with the Trichome Transaction;
  the license agreement dated April 2, 2019, between IMC Holdings and Focus entered into in connection with the grant of a license by IMC Holdings to Focus for the use of certain technology, know-how and proprietary information rights;
  the services agreement dated April 2, 2019, between IMC Holdings and Focus entered into in connection with certain management and support services provided by IMC Holdings to Focus from time to time;
  the option agreement dated April 2, 2019, between IMC Holdings, Oren Shuster and Rafael Gabay entered into in connection with the grant of options to purchase 74% of the issued and outstanding share capital of Focus by Oren Shuster and Rafael Gabay to IMC Holdings; and
  the supplemental warrant indenture dated February 12, 2021 between the Company and Computershare Trust Company of Canada with respect to amendments to the warrant indenture dated as of August 30, 2019 as amended by the first supplemental warrant indenture dated as of November 14, 2019, entered into in connection with the Consolidation.

Copies of the above material contracts are available on the Company's SEDAR profile at www.sedar.com.

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